Exhibit 99.D

Description of

República Oriental del Uruguay

August 31, 2021

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2020.

Overview

Uruguay implemented a steadfast COVID-19 containment strategy that allowed the country to limit the virus spread and reduce fatalities during most of 2020, without imposing a mandatory lockdown. This effective response mitigated the deterioration of Uruguay’s macroeconomic and social fundamentals compared to other countries in the region. Starting in December 2020, however, COVID-19 contagions in Uruguay picked up, and surged between late March and mid-June 2021. The government responded with a swift and comprehensive vaccination campaign and, since late June 2021, the contagion rates has decreased significantly. See “República Oriental del Uruguay—COVID-19 Pandemic.”

The first half of 2021 was marked by the continued adverse impact of the COVID-19 pandemic on important sectors of the economy such as tourism, transportation, retail, entertainment and restaurants and hotels, partially mitigated by the favorable impact of improving commodity prices and growing demand for Uruguay’s agricultural export products, and continued foreign direct investment primarily related to the construction of a new paper pulp mill by UPM. Economic activity and social mobility resumed gradually in the second half of 2021 and the labor market has stabilized, while demand for unemployment insurance has slowly abated. The government has continued implementing targeted measures to mitigate the effects of the COVID-19 pandemic on vulnerable households and enterprises and promote growth, while continuing to restrain discretionary spending unrelated to the COVID-19 pandemic to consolidate public finances and stabilize the sovereign debt burden. See “República Oriental del Uruguay—COVID-19 Pandemic.”

In 2020, the government met its fiscal targets notwithstanding the extraordinary expenditures incurred to combat the COVID-19 pandemic. For information on the government’s fiscal policy, see “The Economy—The Economic Policies of the Lacalle Pou Administration.” In addition, the Central Bank has implemented monetary policies focused on reducing inflation and anchoring inflation expectations within the announced target, with countercyclical policies to respond to the recessionary impact of the COVID-19 pandemic. The Central Bank has intervened at times on both sides of the foreign exchange market to smooth out volatility, in an otherwise floating exchange rate regime. See “Monetary Policy and Inflation.” In spite of the COVID-19 pandemic, the Uruguayan banking system remains profitable, liquid and well capitalized, with little financial exposure to the region. See “The Banking Sector.”

In addition, the government has deployed proactive sovereign debt management strategies and further developed local currency debt markets, while maintaining liquidity buffers and precautionary credit lines to provide financial backstops to mitigate the impact of external events. See “Public Sector Debt.”

REPÚBLICA ORIENTAL DEL URUGUAY

COVID-19 Pandemic

Between March and October 2020, the daily average of new positive cases of COVID-19 were 13, with a maximum of 65 cases in one day. Starting November 2020, the daily average number of new positive cases began to increase at a faster pace, reaching 91 in November 2020, 428 in December 2020, 730 in January 2021, 581 in February 2021, 1,534 in March 2021 and 3,096 in April 2021 and stabilized in May 2021 with a daily average number of new positive cases of 3,099. Since June 2021, the daily average number of new positive cases began to decrease reaching 2,495 new positive cases in June 2021, 392 new positive cases in July 2021 and 115 new positive cases in August 2021. The number of deaths also increased, from 58 deaths between March and October 2020, to 5,964 deaths between November 2020 and August 25, 2021, of which 1,660 were in May 2021. The acceleration in the spread of the virus, particularly during March and April 2021, led the government to implement new measures to contain the spread of the virus and help the ability of Uruguay’s health care system to remain responsive.

As of August 25, 2021, and since the health emergency of COVID-19 was declared in March 13, 2020, 3.3 million tests have been processed, with over 384 thousand positive cases. In addition, as of August 25, 2021, there were 1,305 active cases, with 11 patients in intensive care units. As of August 25, 2021, the cumulative confirmed COVID-19 cases per million people exceeded 108 thousand, while the number of cumulative COVID-19-related fatalities was 1,700 per million people. Under Uruguay’s immunization plan (described below), as of August 25, 2021, over 2.6 million people had been vaccinated with at least one dose, representing 74.8% of the total population, and around 2.5 million people had been vaccinated with both doses, which represents 70.1% of the total population. In addition, more than 248 thousand people had received a third booster shot, which represents 7.0% of the total population.

Between January 1, 2021 and August 25, 2021, the government adopted the following measures related to developments of the COVID-19 pandemic:

• Control of Borders: On February 1, 2021, the government reopened national borders for Uruguayan citizens and resident foreigners. As of June 25, 2021, Uruguayan citizens or resident foreigners that arrive to the country are required to obtain a COVID-19 test no more than 72 hours before travelling and show a negative result before boarding. In addition, a second test must be presented seven days after the first one. On August 9, 2021, the government announced that as of September 1, 2021, foreigners who own real estate in Uruguay, are vaccinated against COVID-19 and present a negative COVID-19 test at the time of arrival will be allowed into the country. Beginning on November 1, 2021, the government expects to open its border to all foreigners who are fully vaccinated and that present a negative COVID-19 test at the time of arrival.

• School classes: On March 23, 2021, the government announced the suspension of face-to-face classes for all educational levels, public and private, which had resumed in October 2020, following their suspension in March 2020. The government implemented a gradual return to in person attendance for elementary and primary schools, starting with rural schools with one teacher on May 3, 2021 and toddlers and children aged 0 to 5 on May 10, 2021. On May 18, 2021, children from first to third grade returned to classrooms, with the exception of students from Canelones, Montevideo and Salto, who returned on June 7, 2021. On June 14, 2021, students from fourth to sixth grade resumed face-to-face classes, except for those from Montevideo and Canelones, who returned on June 21, 2021. On July 12, 2021, secondary school students began resuming in-person attendance and, as of July 29, 2021, all secondary school students had returned to face-to-face classes.

• Reactivation of Commerce, Leisure and Tourism Activities: Beginning July 5, 2021, the government authorized public shows, social gatherings, events and food courts to reopen, subject to capacity limitations and compliance with health protocols.

• Credit preservation, liquidity injection and loan guarantees for enterprises: On April 6, 2021, the Central Bank authorized the extension of capital and interests maturities of bank loans for up to 12 months which are restructured through June 30, 2021. On April 20, 2021, the government announced that it will award zero rate soft-credits for up to Ps.25,000 through the National Development Agency to up to 7,000 micro- and small-companies affected by the pandemic. In addition, new loans at subsidized rates for up to Ps.100,000 were made available to approximately 5,000 companies.

• Protecting household purchasing power: Between March and April 2021, the government increased monetary transfers under the Plan de Equidad, pursuant to which the Banco de Previsión Social (“BPS”) grants cash benefit to families in a situation of socioeconomic vulnerability. This increase constituted the sixth time that the amounts provided under this program are doubled in a bi-monthly period since the program was launched. Between April and June 2021, monetary transfers to vulnerable families were doubled, and, between May and June 2021, the amount granted as food basket transfers was also be doubled. In addition, the government allocated US$4.5 million on shelters of the Ministry of Social Development and US$4.5 million on food provision in places serving community meals. On May 20, 2021, the government launched the Job Opportunity Program, which is expected to create 15,000 jobs to be granted for six months to people who are unemployed and without any public or private salary benefit or subsidies of any kind.

• Unemployment Insurance: The partial unemployment insurance plan, which allows companies to place employees on part-time schedules and use the unemployment insurance fund to ensure that employees receive wages as close as possible to their regular wages, was further extended through March 31, 2021. On March 2, 2021, the government announced the further extension of the partial unemployment insurance plan through June 30, 2021.

On December 2020, the government implemented a special unemployment benefit regime for workers in tourism, movie theaters and film distribution from January 1, 2021 to May 31, 2021. On April 20, 2021, the government announced a monthly subsidy of Ps. 7,305 for three-months to approximately 18,000 self-employed workers affected by the pandemic, as well as the incorporation into the unemployment insurance scheme workers who have more than one employment. On June 28, 2021, the government announced a 50% increase in the minimum amount granted as unemployment insurance. On March 3, 2021, the government granted a monthly subsidy of Ps. 6,779 for three months to workers of the cultural sector who were not earning a salary. In addition, each employer was awarded Ps. 5,000 per month in the form of lower contributions (for up to three months) for each employee who leaves the partial unemployment insurance plan and resumes work. Additionally, the government granted a subsidy of Ps. 8,000 per month, applicable from December 1, 2020 to March 31, 2021, to employers in the tourism sector that reincorporate employees that relied on the unemployment insurance plan and to those employers that hire new workers.

• Extension of the National Health Insurance Coverage: On January 8, 2021, the government announced the extension of the National Health Insurance until December 31, 2021, to dependent and non-dependent employees registered in a health plan as of February 28, 2020 and who lost coverage due to the termination of employment during the national health emergency. As of March 23, 2021, all workers who make use of the National Health Insurance due to having maintained contact with a person with COVID-19 will receive coverage through the quarantine period indicated by a health provider. On June 28, 2021, the government announced that pregnant women are eligible to benefit from the health insurance coverage for up to three months.

• Tax relief: On April 20, 2021, the government announced (i) new tariff relief measures, including exemption to specific sectors from the payment of fixed and variable fees associated with electricity consumption, as well as fixed fees associated with water and telecommunications services consumption, from May to June 2021; (ii) tax relief measures such as the exemption from the capital tax advance to sectors most affected by the pandemic for the first six months of 2021, the suspension of the minimum income tax on economic activities and an increase in the amount subject to deduction under the net worth tax applicable to certain companies; (iii) a 100% exemption in the payment of social security employers’ contributions collected by BPS for the first half of 2021 in the case of sectors that have been strongly affected by the pandemic and a 50% exemption for small enterprises of the manufacturing and commerce sectors; and (vi) the implementation of a payment facility plan for taxes and social security contributions. The government prepared a list of sectors under the “strongly affected by the pandemic” category, which includes: tourism (accommodation, gastronomy, transport, travel agencies, duty-free shop border), event planners and providers, transportation, sports, education, culture and recreation.

• Vaccination Plan: On February 28, 2021, the government launched the national vaccination plan aimed at immunizing Uruguay’s population older than 18 (approximately 2,836,000 people), commencing with health care personnel, teachers, police officers, firefighters, military personnel and caregivers. Inoculation is not mandatory. On June 9, 2021, Uruguay was the first country in Latin America to start the vaccination of teenagers (12 to 17 years old), who account for 280,000 people, increasing the target population of the vaccination plan from 2,836,000 to 3,116,000 people. Overall, as of the date of this annual report, the government has purchased 3.85 million doses from Sinovac, 3 million from Pfizer-BioNTech and 98,000 doses from Astrazeneca. The vaccine purchases represent an expense of approximately US$120 million, which have been financed with resources from the “COVID-19 Solidarity Fund” created on April 8, 2020 by Law No. 19,874 (the “Coronavirus Fund”). In addition, on July 8, 2021, the government received a donation of 500,000 Pfizer-BioNTech doses from the United States. On August 16, 2021, aiming at increasing the population’s immunity to new COVID-19 variants, the government began vaccinating with a third booster shot of the Pfizer-BioNTech vaccine to people that have received two doses of the Sinovac vaccine, and to moderately and severely immunosuppressed people.

On April 20, 2021, in light of the additional measures introduced to address the COVID-19 outbreak, the government announced that it had increased the total amount of resources it expects to earmark to mitigate the effects of the pandemic from US$540 million to US$900 million. In June 2021, the government increased that amount to US$980 million. To partially fund this increase, on March 23, 2021 the government reinstated a monthly tax (Impuesto Emergencia Sanitaria 2 COVID-19) during two months based on a progressive scale applicable to salaries and nominal benefits above Ps. 120,000 earned by public employees of the central government, departmental governments, autonomous entities and decentralized services, non-state public law persons and state-owned entities and retirees (healthcare employees who are directly or indirectly exposed to COVID-19 as a result of their employment are exempt).

Foreign Policy, International Agreements and Membership in Regional Organizations

On March 1, 2021, the Secretariat of the OECD Investment Committee (the “Investment Committee”) informed its members that, after completing all the necessary formalities, Uruguay became the 50th Adherent to the Declaration on Investments. Uruguay will be an associate member in the Investment Committee and in working groups related to the Declaration on International Investments and Multinational Companies and related legal instruments, and a working group on Responsible Business Conduct. In turn, Uruguay will participate, also as an associate member, in the Round Table on Investment Freedom. Uruguay’s participation in the Investment Committee is aimed at gaining access to best practices in economic and development policies.

In the most recent meeting of Mercosur member state ministers of foreign affairs and economy, held on July 7, 2021, Uruguay’s representatives stated the convenience of modernizing certain aspects of the trading block, through an agenda of negotiations with third countries that was substantive, agile, dynamic, flexible and long lasting.

THE ECONOMY

The Economic Policies of the Lacalle Pou Administration

The 2020-2024 Budget Law introduced a new rule-based fiscal framework, which includes a cap to the Central Government’s annual incurrence of net indebtedness. For 2021, the legal limit is set at US$2,300 million (significantly lower than the cap of US$3,500 million set for 2020). This borrowing framework also includes a safeguard clause, with a limited and clearly defined set of events that can trigger it (such as severe economic downturns, substantial changes in relative prices, states of emergency or nationwide disasters). When invoked, the clause allows for up to an additional 30% increase of the baseline net indebtedness amount authorized (for 2021, the augmented limit is equivalent to US$2,990 million). On July 7, 2021, the government invoked the safeguard clause to provide the additional budgetary resources needed to address the economic and social impact of COVID-19.

On June 30, 2021, the government submitted to Congress a draft bill containing the fiscal performance report for fiscal year 2020 and potential amendments to the 2020-2024 Budget (the “2020 Rendición de Cuentas”). See “—Fiscal Policy.”

On July 8, 2021, a commission comprised of social and political organizations submitted 797,261 signatures to Uruguay’s Corte Electoral (the “Electoral Court”) petitioning that a public referendum be held to repeal 135 articles of the Urgent Consideration Law (as defined below), promulgated in 2020 to further certain key initiatives and structural reforms pursued by the Lacalle Pou administration. See “The Economy—The Economic Policies of the Lacalle Pou Administration.” The sections that the commission proposes to repeal refer to the new fiscal framework, domestic pricing of fuels, and labor market regulations, among others. Pursuant to Uruguay’s Constitution, 25% of the total number of registered persons authorized to vote (approximately 650,000 persons as of the date of this annual report) may petition a referendum. The Electoral Court has 150 business days to validate the signatures submitted by the commission. In case the petition for referendum is approved, for the relevant articles to be repealed, the proposal needs the affirmative vote of more than 50% of the votes validly cast.

Social Security Reform

On March 24, 2021, the CESS submitted a diagnostic report to the Executive Power and Congress. On June 2, 2021, the CESS requested the Executive Power a 45-day extension for submitting the report of recommendations for the reform of the Uruguayan pension system, which was originally scheduled for June 22, 2021. On August 4, 2021, the CESS requested the Executive Power a new 45-day extension for submitting the report. As a result, the deadline for submitting the recommendations is scheduled for September 22, 2021.

Environment

In April 2021, the Ministry of Industry and Energy together with the Ministry of Finance launched a national road-map for green hydrogen production to further increase the generation of renewable resources. The project garnered support from the United Nations Joint Fund for Sustainable Development Goals.

In May 2021, the Ministry of Environment and the Ministry of Livestock, Agriculture and Fishing announced their intention to prepare a joint report on the environmental footprint of livestock production in Uruguay, which will serve as a national road-map to place Uruguay as an environmentally-responsible producer of meat. During the same month, the Executive Power approved a regulation for the prevention of air pollution, including the establishment of air quality objectives to reduce risks to human health and ecosystems, as well as setting maximum emission limits.

The “2020 Rendición de Cuentas” draft bill submitted to Congress on June 30, 2021 proposes the implementation of a tax on carbon dioxide emissions from the use of gasoline, which partially replaces specific tax applicable to the aforementioned products. This measure is designed to discourage the gasoline consumption and mitigate carbon dioxide emissions.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth information regarding GDP and expenditures in the three-month period ended March 31, 2021, compared to the same period in 2020.

Change in GDP by Expenditure(1)

(volume variation from previous year)

January-March 2020/2021
Government and Non-Profit Institutions Serving Households (“NPISH”) consumption	4.6%
Private consumption	(4.2)%
Gross fixed investment	14.5%
Exports of goods and services	(13.3)%
Imports of goods and services	(4.7)%
Total GDP	(2.8)%

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

The following table sets forth information regarding GDP and expenditures in the first quarter of 2021, compared to the first quarter of 2020.

Change in GDP by Sector(1)

(volume variation from previous year)

January-March 2020/2021
Primary activities(2)	10.4%
Manufacturing	0.7%
Electricity, gas and water	(6.1)%
Construction	3.3%
Commerce, restaurants and hotels	(6.0)%
Transportation, storage, information and communications	(4.6)%
Financial Services	(0.9)%
Professional activities and leasing	(7.0)%
Public administration activities	2.5%
Health, education, real estate and other services	(6.9)%

Total GDP	(2.8)%

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.

Source: Banco Central.

Uruguay’s real GDP decreased 2.8% in the three-month period ended March 31, 2021, compared to the same period in 2020. This decrease in real GDP was mainly driven by decreases in the health, education, real estate, commerce, restaurants and hotels and other services sectors, which were affected by the COVID-19 pandemic and the emergency measures implemented by the government to prevent its spreading.

Primary activities grew by 10.4% in the three-month period ended March 31, 2021 compared to the same period in 2020, mainly driven by an increase in rice and meat production, milk collection and exports of wooden rolls. In addition, average milk powder prices rose from 2,875 US$/ton as of March 31, 2020, to 4,224 US$/ton as of March 31, 2021, on average.

The manufacturing sector grew by 0.7% in the three-month period ended March 31, 2021 compared to the same period in 2020, mainly due to an increase in meat-packing driven by an increase in external demand, which was partially offset by a decrease in the production of other food and beverage goods.

The electricity, gas and water sector contracted by 6.1% in the three-month period ended March 31, 2021 compared to the same period in 2020, mainly due to changing climate conditions that affected the sources of energy generation. In particular, fossil fuel energy generation, which generates low value added, increased, while hydro energy, which generates higher value added, contracted.

The construction sector increased by 3.3% in the three-month period ended March 31, 2021 compared to the same period in 2020, mainly due to work related to the construction of a new railway line connecting the center of the country with the port of Montevideo, and a new paper pulp mill by UPM, which was partially offset by a decrease in the construction of buildings and other public works.

The commerce, restaurants and hotel sectors contracted by 6.0% in the three-month period ended March 31, 2021 compared to the same period in 2020, mainly driven a significant decrease in inbound tourism due to the closure of borders as a result of the COVID-19 outbreak.

The transportation, storage, information and communications sector contracted by 4.6% in the three-month period ended March 31, 2021 compared to the same period in 2020, mainly driven by the decrease in passenger transport services due to mobility restrictions imposed by the government to address the COVID-19 outbreak. This decrease was partially offset by an increase in the use of data services.

The financial services sector contracted by 0.9% in the three-month period ended March 31, 2021 compared to the same period in 2020, driven by a contraction in all financial services other than financial intermediation and insurance services.

The health, education, real estate and other services sector contracted by 6.9% in the three-month period ended March 31, 2021 compared to the same period in 2020, mainly due to a decrease in real estate, as well as the negative performance of entertainment and artistic activities due to the measures implemented by the government to prevent the spread of COVID-19. These decreases were partially offset by an increase in education services driven by the return of in-person school attendance.

Role of the State in the Economy

Infrastructure Projects

In June 2021, the government announced that it expects to invest approximately US$2.3 billion in road infrastructure between 2021 and 2024, which will mainly be executed by Corporación Vial del Uruguay S.A (“CVU”), a special-purpose company responsible for road projects, owned by the Corporación Nacional para el Desarrollo (“CND”).

Large-scale Foreign Direct Investments and Public-Private Partnerships for Infrastructure Development

Following the confirmation by UPM of its investment in a second pulp mill on July 23, 2019 and as of the date of this annual report, the construction of the pulp mill is ongoing, in accordance with the 2017 investment agreement between the government and UPM.

Further, as of the date of this annual report, the construction of the railway pursuant to the agreement entered into between the Ministerio de Transporte y Obras Públicas (Ministry of Transport and Public Works) and Grupo Vía Central is also ongoing, slightly behind schedule

On June 2021, the oil refinery company ANCAP (as defined below) announced the identification and inventory of thirteen drillable prospects in sedimentary basins of Uruguay. An economic evaluation of these prospects is expected to follow to assess the commercial feasibility of each prospect, and to estimate the Uruguay’s potential income upon discovery, development and production.

See “The Economy—Role of the State in the Economy—Large-scale Foreign Direct Investments and Public-Private Partnerships for Infrastructure Development.”

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 54.5% in May 2021 compared to 52.9% in May 2020 and the unemployment rate stood at 10.2% in May 2021, compared to 9.7% in May 2020.

In April 2021, the number of health insurance beneficiaries stood at 106,276, compared to 51,730 in April 2020. In May 2021, the number of unemployment insurance beneficiaries stood at 80,361, including partial insurance, compared to 185,769 in May 2020.

Wages

For the 12-month period ended May 31, 2021, average real wages decreased by 1.7% compared to a 0.2% increase for the 12-month period ended May 31, 2020.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended May 31, 2021 totaled US$7,653 million, compared to US$7,158 million for the 12-month period ended May 31, 2020. Merchandise imports totaled US$7,712 million for the 12-month period ended May 31, 2021, compared to US$7,460 million for the 12-month period ended May 31, 2020.

Merchandise trade for the 12-month period ended May 31, 2021, recorded a deficit of US$59 million, compared to a deficit of US$302 million for the 12-month period ended May 31, 2020.

BALANCE OF PAYMENTS

Current Account

In the 12-month period ended March 31, 2021, Uruguay’s current account recorded a deficit of US$796 million, compared to a surplus of US$224 million in the 12-month period ended March 31, 2020. The decrease in the current account balance was attributable mainly to the slump in foreign revenue generated by tourism, an activity particularly affected by the closure of borders due to the COVID-19 pandemic.

Capital Account

In the 12-month period ended March 31, 2021, Uruguay’s capital account recorded a surplus of US$18 million, compared to a deficit of US$386 million in the 12-month period ended March 31, 2020.

Financial Account

In the 12-month period ended March 31, 2021, Uruguay’s financial account recorded a net lending of US$550 million, compared to a US$109 million net borrowing in the 12-month period ended March 31, 2020. In the 12-month period ended March 31, 2021, FDI recorded net inflows of US$3,350 million, while portfolio investments, other investments and financial derivatives recorded net outflows of US$3,347 million. Central Bank reserve assets increased US$528 million in the 12-month period ended March 31, 2021, compared to a US$1.1 billion decrease in the 12-month period ended March 31, 2020, mostly driven by net purchases of reserves.

Errors and Omissions

In the 12-month period ended March 31, 2021, errors and omissions recorded a positive value of US$1.3 billion compared to US$52 million in the 12-month period ended March 31, 2020.

International Reserves

As of June 30, 2021, Banco Central’s international reserve assets totaled US$17.0 billion (of which gold represented US$6 million). This amount includes US$7.1 billion of reserves and voluntary deposits of the financial sector, including US$3.1 billion of public banks, with Banco Central.

MONETARY POLICY AND INFLATION

Monetary Policy

On August 11, 2021, the Central Bank increased the reference interest rate (Monetary Policy Rate) in 50 basis points to 5.0%, gradually moderating the expansionary monetary policy implemented following the outbreak of COVID-19. The Monetary Policy Committee (COPOM, for its acronym in Spanish) also announced its intention to continue moving towards a gradual adjustment in interest rates.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI and WPI

(% change from previous year at period end)

CPI
For the twelve months ended July 31, 2021	7.33%

Source: National Institute of Statistics.

WPI
For the twelve months ended July 31, 2021	14.12%

Source: National Institute of Statistics.

The main drivers of the monthly variation of the index came from increases in education, alcoholic beverages and tobacco, and housing and transportation.

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 0.1% and 0.2% in May 2021 and May 2020, respectively. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system was 4.3% and 5.1% in May 2021 and May 2020, respectively.

The following table shows the value in pesos of the UI as of June 30, 2021.

UI
Value in pesos as of July 31, 2021	Ps.4.9995

Source: National Institute of Statistics.

The following table shows the value in pesos of the UP as of June 30, 2021.

UP
Value in pesos as of July 31, 2021	Ps.1.26081

Source: National Institute of Statistics.

Foreign Exchange Market

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended July 31, 2021	44.640	41.940	43.156	43.704

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

FISCAL POLICY

2020-2024 Budget

On June 30, 2021, the Ministry of Economy and Finance submitted the 2020 Rendición de Cuentas to Congress. The following table shows the government’s main macroeconomic assumptions and policy targets included in the 2020 Rendición de Cuentas.

Main Macroeconomic Assumptions and Targets for 2021 included in the 2020 Rendición de Cuentas

Real GDP Growth	3.5%
Annual Average Domestic Inflation (CPI)	7.5%
Public Sector Primary Balance	(1.9)% of GDP
Public Sector Overall Balance(1)	(5.6)% of GDP
Central Government-Banco de Prevision Social (“BPS”) Overall Balance(1)	(4.9)% of GDP

(1)	Excludes transfers to the Social Security Trust Fund estimated at 0.4% of GDP, driven by the effects of the Cincuentones Law.

Source: Ministry of Economy and Finance.

The 2020 Rendición de Cuentas includes measures designed by the government to control discretionary primary spending not related to Covid-19, and contemplates the implementation of two social programs that address (a) child poverty, from 0 to 3 years-old and (b) housing for lower income families. The expense related to the support program for early childhood is estimated in US$50 million per year, while the expense related to the housing program is estimated between US$15 million and US$20 million per year. In addition, the 2020 Rendición de Cuentas provides for a tax on carbon dioxide emissions from gasoline use, which was pending implementation as of the date of this annual report.

While the government believes that its assumptions and targets for the Uruguayan economy are reasonable when formulated, actual outcomes, including as a result of the impact of COVID-19 pandemic, are beyond its control or significant influence, and will depend on future events. Accordingly, no assurance can be given that economic results (including real GDP growth and inflation) and the government’s fiscal performance in 2021 and thereafter, will not differ materially from the assumptions, targets and estimates set forth above. Furthermore, during the course of 2021, the government may further adjust the macroeconomic assumptions to reflect the latest developments relating to the COVID-19 pandemic, among other factors.

Social Security

As of March 31, 2021, 34,101 workers and retirees had changed their affiliation. Pursuant to the Cincuentones Law, the accumulated savings of workers and retirees that elect to change to the public social security scheme are transferred to the BPS.

The period for the last cohort of eligible workers to schedule an interview to receive advice from the Social Security Bank, in order to decide to change their affiliation from the individual capitalization pension scheme to the public social security “pay-as-you-go” scheme expired on March 31, 2021 and, therefore, eligible workers and retirees are no longer allowed to change their affiliation. See “Fiscal Policy—Social Security .” See “Fiscal Policy—Social Security.”

PUBLIC SECTOR FINANCES

In the 12-month period ended June 30, 2021, Uruguay’s overall public sector deficit represented approximately 4.5% of GDP (based on preliminary data), compared to an overall public sector deficit of 4.1% of GDP in the 12-month period ended June 30, 2020. Excluding transfers to the public social security trust fund estimated at 0.7% of GDP (arising from changes to Uruguay’s social security system known as “Cincuentones Law”), Uruguay’s overall public sector deficit stood at 5.2% of GDP in the 12-month period ended June 30, 2021 (based on preliminary data), compared to 5.2% of GDP in the 12-month period ended June 30, 2020. See “Fiscal Policy—Social Security.”

In the 12-month period ended June 30, 2021, Uruguay’s central government-BPS deficit represented approximately 4.2% of GDP (based on preliminary data), compared to a deficit of 4.2% of GDP in the 12-month period ended June 30, 2020. Excluding transfers to the public social security trust fund estimated at 0.7% of GDP, Uruguay’s central government-BPS deficit stood at 4.9% of GDP in the 12-month period ended June 30, 2021 (based on preliminary data), compared to a deficit of 5.2% of GDP in the 12-month period ended June 30, 2020.

PUBLIC SECTOR DEBT

Central Government Debt

The following table sets forth information regarding the debt of the central government outstanding as of June 30, 2021.

Central Government Debt

(in millions of US$, except as otherwise indicated)

	As of June 30, 2021
Gross Debt	US$	34,513
Of which
(% in foreign currency)		52.5%
(% in local currency)		47.5%
Of which
Nominal		7.4%
CPI-linked		31.0%
Wage-linked		9.2%
Average maturity (in years)		13.7
Net Debt	US$	31,524

Source: Ministry of Economy and Finance.

As of July 31, 2021 the central government’s debt service obligations (principal payments and interest expenses) for the following 12 months stood at approximately US$3.3 billion.

The following table reflects the central government’s uses and sources of funds for 2020 and budgeted for 2021.

Central Government Financing Needs and Funding Sources

(in millions of US$)

	2020		Budgeted for 2021
Financing Needs	US$	5,941	US$	4,931
Primary Deficit(1)		1,646		1,264
Interest Payments(2)		1,528		1,513
Amortizations of Bonds and Loans(3)		2,194		2,003
Accumulation of Financial Assets(4)		573		152
Funding Sources		5,941		4,931
Loan Disbursements from Multilaterals and Financials Institutions		1,280		600
Total Issuance of Market Debt(5)		4,607		4,317
Others (net)		54		14

(1)	Excludes transfers to the Social Security Trust Fund.
(2)	Includes interest payments to the Social Security Trust Fund on its holdings of central government debt
(3)	For 2021, includes the obligations coming due on a contractual basis and bonds repurchased and early redeemed through June 30, 2021.
(4)

Change in liquid assets of the Treasury and other financial assets (assets under management of the SiGa trusts and claims with other public sector entities, as counterpart of loans contracted on behalf of these entities); a negative value (-) implies a de-accumulation of assets.

(5)	Includes bonds issued domestically and in international markets.

Source: Ministry of Economy and Finance.

Between January 1 and June 30, 2021, the central government issued peso-denominated treasury notes in the domestic market (linked to both the nominal wage index and CPI) for a total principal nominal amount equivalent to US$929 million. On May 13, 2021, the central government (i) issued a new series of nominal peso-denominated global bonds due 2031 for an aggregate principal amount equivalent to US$1.2 billion, of which approximately US$416 million was used to repurchase nominal peso-denominated global bonds due 2022, and (ii) reopened its U.S. dollar-denominated global bonds due 2031 for an aggregate principal amount of US$574 million, of which US$74 million was used to repurchase U.S. dollar-denominated global bonds due 2022.

As of June 30, 2021, credit lines available to Uruguay’s central government from World Bank, CAF and FLAR (Latin American Reserve Fund), grant Uruguay access to contingency financing of approximately US$1,795 billion. These amounts do not include loans approved by (but not yet executed with) the Inter-American Development Bank (“IADB”) and CAF for an aggregate principal amount of US$700 million.

Total Public Sector Debt

The gross public sector debt (which includes direct debt of the central government as well as Banco Central bills and debt of public enterprises and local governments), totaled US$39.4 billion as of March 31, 2021, compared to US$35.9 billion as of March 31, 2020.

As of March 31, 2021, 50% of the total gross public sector debt was denominated in foreign currencies and 50% in Uruguayan pesos, compared to 57% and 43%, respectively, as of March 31, 2020.

Public Sector External Debt

The following table sets forth the total public sector external debt, net of international reserve assets and certain other external assets of Banco Central, as of March 31, 2021.

Total Public Sector External Debt, Net of International Reserve Assets

(in millions of US$)

	As of March 31, 2021(1)
Total gross public sector external debt	US$	20,831
Less external assets:
Non-financial public sector		217
Banco Central(2)		17,039
Of which:
Banco Central international reserve assets(3)		15,831
Other assets		1,208
Total public sector external debt, net of assets	US$	3,574

(1)	Preliminary data.
(2)	Totals may differ due to rounding.
(3)	Gold valued at London market priced as of December 31, 2020.

Source: Banco Central.

INTRODUCTION

All references in this document to the “government” are to the government of the República Oriental del Uruguay (“Uruguay” or the “Republic”) and references to the “central government” are to the central government of Uruguay (which includes government agencies, such as the Banco de Previsión Social and other subdivisions and excludes financial and nonfinancial public sector institutions). All references in this document to (i) the Uruguayan “public sector” includes the central government, Banco Central, public enterprises, local governments and other public sector entities, and (ii) the “overall public sector” are to the central government and financial and nonfinancial public sector enterprises, excluding Banco de la República Oriental del Uruguay and Banco Hipotecario, local governments and other public sector entities.

The terms set forth below have the following meanings in this document:

•

Gross domestic product, or GDP, means the total value of final products and services produced in Uruguay during the relevant period, using nominal prices. Real GDP instead measures GDP based on 2016 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central del Uruguay (“Banco Central”) in December 2020) to eliminate distortions introduced by changes in relative prices and the base year.

•

Imports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon entry of goods into Uruguay on a cost, insurance and freight included basis (referred to as CIF basis) and (2) for purposes of balance of payments, statistics collected on a free on board basis at a given departure location (referred to as FOB basis).

•

Exports are calculated based upon (1) for purposes of foreign trade, statistics reported to Uruguayan customs upon departure of goods from Uruguay (including from free trade zones) on a free on board, or FOB, basis and (2) for purposes of balance of payments, statistics collected on a FOB basis.

•

The rate of inflation is measured by the December to December percentage change in the consumer price index or CPI, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. December to December rates are calculated by comparing the indices for the latest December against the indices for the prior December.

References herein to “US$,” “$,” “U.S. dollars” or “dollars” are to United States dollars. References herein to “Uruguayan pesos,” “pesos,” or “Ps.” are to the lawful currency of Uruguay. Unless otherwise stated, Uruguay has converted historical amounts translated into U.S. dollars or pesos at historical annual average exchange rates. References to “Euro” or “€” are to the lawful currency of the Member States of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. References to “JPY” or “yen” or “¥” are to Japanese yen. Translations of pesos to dollars, Euros or yen (or dollars to Euros or yen) have been made for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into dollars, euros or yen at any particular rate or at all.

References herein to “UIs” are to Unidades Indexadas. UIs are inflation-indexed monetary units. The UI is calculated by the National Institute of Statistics (Instituto Nacional de Estadística or “INE”) as provided and published monthly in advance for each day from the 6th day of each month to the 5th day of the following month by INE and Banco Central del Uruguay. The UI changes on a daily basis to reflect changes in the consumer price index (Indice de Precios al Consumo or IPC), which is measured by the INE. The UI for each day is set in advance based on changes in previous months’ inflation.

References herein to “UPs” are to Unidades Previsionales. UPs are wage-indexed monetary units. The UP is calculated by the INE as provided and published monthly in advance for each day of the month. The UP changes on a daily basis to reflect changes in the nominal wages index (Indice Medio de Salarios Nominales or “IMSN”), which is measured by the INE. The UP for each day is set in advance based on changes in previous months’ nominal wage changes.

The Federal Reserve Bank of New York does not report a noon buying rate for Uruguayan pesos.

The fiscal year of the government ends on December 31. Accordingly, all annual information presented herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this document may differ from the sum of the individual items in those tables due to rounding.

Uruguay’s official financial and economic statistics are subject to a review process by Banco Central, Ministry of Economy and Finance, and the Uruguay National Statistics Institute. Accordingly, the financial and economic information in this document may be subsequently adjusted or revised. Certain information and data contained herein for 2016, 2017, 2018, 2019 and 2020 is preliminary, and subject to further adjustment or revision. The government believes that this practice is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, but cannot assure you that material changes will not be made.

On December 17, 2020, Banco Central conducted a periodic re-basing of its national account calculations (including GDP), updating the base year of such calculations from 2005 to 2016, which implied a GDP increase in nominal terms compared to prior measurements. This re-basing has resulted in increases of the GDP in nominal terms of 8.6% in 2016, 7.9% in 2017, 8.3% in 2018 and 9.7% in 2019, in each case, when compared to prior measurements. These differences are mainly related to the greater coverage in certain economic activities that incorporated new sources of information. As a result, the relative weight of the composition of GDP by sectors has changed, with an increase in the weight of primary activities. Regarding the composition of GDP by expenditure, the re-basing increased the weight of exports and imports of goods and services compared to final consumption spending, mainly due to the greater coverage in certain activities that incorporated new sources of information, such as IT services and other services.

Historically, deposits of the nonfinancial public sector held with Uruguay’s banking system were netted from Uruguay’s gross public sector debt. According to the methodology adopted by Banco Central in March 2013, deposits of the nonfinancial public sector held with Uruguay’s banking system are not netted from Uruguay’s gross public sector debt, but rather recorded as nonfinancial public sector assets. Data for prior years has been restated following this methodology.

SUMMARY

(in millions of US$, except as otherwise indicated)

2016(1)	2017(1)	2018(1)	2019(1)	2020(1)
THE ECONOMY
GDP (in millions of US$ at nominal prices)(2)	US$	57,385	US$	64,284	US$	64,487	US$	61,182	US$	53,573
Real GDP (in millions of constant 2005 pesos)(2)	Ps.	1,726,406	Ps.	1,754,508	Ps.	1,762,893	Ps.	1,769,071	Ps.	1,665,426
% change from prior year	N.A.	(3)	1.6%	0.5%	0.4%	(5.9)%
Consumer price index or CPI (annual rate of change)	8.1%	6.6%	8.0%	8.8%	9.4%
Wholesale price index or WPI (annual rate of change)	(1.9)%	5.4%	10.0%	20.1%	3.6%
Unemployment rate (annual average)(4)	7.8%	7.9%	8.3%	8.9%	10.3%
Balance of payments(5)
Trade balance (merchandise)	2,050.0	1,975.5	2,291.6	3,069.7	2,256.3
Current account	428.0	(17.8)	(335.8)	832.0	(374.7)
Capital account	49.9	19.6	45.7	(375.3)	18.0
Financial account	208.6	1,335.5	(843.2)	571.9	324.5
Errors and omissions(6)	(269.3)	1,333.7	(553.0)	114.0	681.2
Change in Banco Central international reserve assets (period end)	(2,161.3)	2,448.7	(408.1)	(1,110.6)	1,629.8
Banco Central international reserve assets (period end)(7)	13,472	(8)	15,963	(9)	15,557	(10)	14,505	(11)	16,217	(12)
PUBLIC FINANCE
Non-Monetary Public Sector Revenues	15,493	17,728	18,646	17,284	14,998
Non-Monetary Public Sector Primary Expenditures	15,689	17,786	18,226	17,627	16,161
Public Sector Primary Balance	(186)	(125)	311	(344)	(1,120)
Public Sector Overall Balance (surplus/(deficit))	(1,930)	(2,072)	(1,730)	(1,977)	(2,752)
PUBLIC DEBT
Total public sector debt
Debt with non-residents(13)	17,120	17,856	18,390	19,361	21,291
Debt with residents	16,392	20,995	20,013	17,845	18,648
Total	33,512	38,851	38,403	37,206	39,938
As a % of GDP	58.4%	60.4%	59.6%	60.8%	74.5%
Total public sector external debt service
Amortizations	693	1,497	1,271	2,359	2,303
Interest payments	885	856	992	961	940
Total	1,579	2,353	2,263	3,320	3,243
As a % of exports of goods and services	10.2%	14.0%	13.3%	19.5%	23.9%

(1)	Preliminary data.
(2)	Figures are not adjusted by purchasing power.
(3)	GDP figures under the re-based National Accounts statistics are only available as of 2016, and thus annual changes are only available since 2017.
(4)	Unemployment population as a percentage of the labor force.
(5)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Sixth Edition).
(6)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.
(7)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31, 2016, 2017, 2018, 2019 and 2020.
(8)	This amount includes US$5,542 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,481 million of public sector financial institutions.
(9)	This amount includes US$5,558 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,461 million of public sector financial institutions.
(10)	This amount includes US$5,581 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,576 million of public sector financial institutions.
(11)	This amount includes US$6,012 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,691 million of public sector financial institutions.
(12)	This amount includes US$6,630 million of reserves and voluntary deposits of the Uruguayan banking system with Banco Central, including US$2,920 million of public sector financial institutions.
(13)	Excludes interest on non-resident banking deposits.

N.A. = Not Available.

Source: Banco Central.

REPÚBLICA ORIENTAL DEL URUGUAY

Territory and Population

Uruguay is located in the southern, subtropical zone of South America, bordering Argentina to the west and Brazil to the northeast. Its territory covers an area of approximately 176,000 square kilometers with a 500-kilometer coastline along the Atlantic Ocean and the Río de la Plata. Uruguay’s major cities are Montevideo, the nation’s capital and main port, Paysandú, Salto and Las Piedras.

According to the 2011 national census, Uruguay’s population of approximately 3.5 million is primarily of European origin and has a literacy rate above 98%. Approximately 95% of the population lives in urban areas and about 40% of the population resides in the Montevideo metropolitan area. The population growth rate averaged 0.2% per year for the period from 1985 to 2011, and is the lowest in South America. Uruguay is considered a high-income country by the World Bank. The following table sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics as of December 31, 2019, unless otherwise indicated.

	Uruguay		Brazil		Chile		Mexico		United States
GNI per capita (1)	US$	16,230	US$	9,130	US$	15,010	US$	9,480	US$	65,850
PPP GNI per capita(2)	US$	21,180	US$	14.890	US$	25,190	US$	19,860	US$	66,080
Life expectancy at birth(3)		78		76		80		75		79
Adult literacy rate(4)(5)		98.6%		92.0%		96.9%		94.5%		N.A.
Infant mortality per 1000 live births(6)		6		12		6		12		6

N.A. = Not Available.

(1)	World Bank Atlas method, 2019 data
(2)	Current US$, adjusted for purchasing power parity.
(3)	In years. 2019 data.
(4)	Percentage of people ages 15 and older.
(5)

2016 data, except for Chile data, which corresponds to 2015. The Economic Commission for Latin America and the Caribbean (“ECLAC”) does not prepare statistics on the United States’ adult literacy rate.

(6)	2019 data.

Source: The World Bank - World Development Indicators database and ECLAC.

Constitution, Government and Political Parties

Uruguay is organized politically as a republic and is geographically divided into 19 departments (districts). The 1967 Constitution, which was last amended in 2004, provides for a presidential system of government composed of three branches: executive, legislative and judiciary. The president heads the executive branch and is chief of staff and commander of the armed forces. The president is elected by direct popular vote for a period of five years and may not seek re-election for consecutive terms. Under Uruguay’s electoral system established under the 1996 constitutional reform, each political party selects a single candidate for presidential elections. If no candidate wins more than 50% of the vote in the first round of elections, a run-off between the two leading candidates is held. The legislative branch is composed of a 31-member Senate and a 99-member Chamber of Deputies, which together constitute the Congress. Members of Congress are elected every five years by direct popular vote under a system of proportional representation. The Supreme Court is composed of five judges appointed for 10-year terms by Congress. The Supreme Court has jurisdiction over selected constitutional matters and appellate jurisdiction over decisions rendered by lower courts. Uruguay’s judicial system consists of trial and appellate courts with jurisdiction in each case over civil, criminal, family and labor matters. In addition, Uruguay has an administrative court system with jurisdiction over several public sector matters.

Uruguay has been a democratic country throughout most of its history since it became an independent nation in 1825. The country’s democratic tradition was interrupted twice during the last century: once briefly in the 1930s and again during the period from 1973 to 1985. In June 1973, a military junta took over power, dissolved Congress and suspended all voting activity. Military rule continued until November 1984, when democratic elections were held and voters elected Julio María Sanguinetti as president.

Until the 2004 presidential and congressional elections, Uruguay’s two traditional political parties, the Partido Colorado and the Partido Nacional, had alternated holding the presidential office. Since appearing on Uruguay’s political landscape in 1971 as a coalition of, among others, the Christian Democratic, Socialist and Communist parties, the Frente Amplio gained increasing support and, in October 2004, won victories in the presidential and congressional elections, remaining in power until March 2020. In addition to these three main political parties, other smaller political parties occupy Uruguay’s political field, such as (i) the Partido Independiente, which split from the Frente Amplio before the 1989 elections, (ii) the Unidad Popular, party formed in 2013 by several smaller political groups, (iii) the Partido Ecologista Radical Intransigente, a political party founded in 2013 and based on the principles of green politics, such as environmentalism, (iv) the Partido de la Gente, party founded in 2016 and (v) the Cabildo Abierto, a party founded in 2019.

Presidential elections were held on October 27, 2019. Mr. Daniel Martínez Villamil, from Frente Amplio, received 39.02% of the votes cast; Mr. Luis Lacalle Pou, from Partido Nacional, received 28.62% of the votes cast; Mr. Ernesto Talvi, from Partido Colorado, received 12.34% of the votes cast; Mr. Guido Manini Ríos, from Cabildo Abierto, received 11.04% of the votes cast; Mr. César Vega from Partido Ecologista Radical Intransigente received 1.38% of the votes cast; Mr. Edgardo Novick, from Partido de la Gente, received 1.08% of the votes cast and Mr. Pablo Mieres, from Partido Independiente, received 0.97% of the votes cast. Based on these results, Mr. Martínez Villamil and Mr. Lacalle Pou participated in the runoff election on November 24, 2019, and Mr. Lacalle Pou from Partido Nacional won the national presidential election with 50.79% of the votes cast. Mr. Lacalle Pou took office on March 1, 2020, succeeding Mr. Tabaré Vázquez Rosas. Mr. Lacalle Pou leads an informal political coalition known as Coalición Multicolor, comprised of the Partido Nacional, Partido Colorado, Cabildo Abierto, Partido Independiente and Partido de la Gente.

Congressional elections were also held on October 27, 2019, in which the Coalición Multicolor obtained the majority of seats in both houses of Congress. The congressional representation of each of the seven parties elected for the 2020-2025 term is as follows:

	Senate		Chamber of Deputies
	Seats	%	Seats	%
Coalición Multicolor	17	54.8	55	55.5
Partido Nacional	10	32.2	30	30.3
Partido Colorado	4	12.9	13	13.1
Cabildo Abierto	3	9.7	11	11.1
Partido Independiente	—	—	1	1.0
Frente Amplio	13	41.9%	42	42.4%
Partido Ecologista Radical Intransigente	—	—	1	1.0

Total(1)	31	100%	99	100%

(1)	The Vice President, currently Mrs. Beatriz Argimón Cedeira of the Partido Nacional, occupies the thirty-first seat in the Senate.

The Lacalle Pou administration has the following goals of economic policy:

•	reaching an inclusive and sustainable level of economic growth, supported by a steady development of Uruguay’s productive capacity, productivity and competitiveness;

•	reducing the fiscal deficit to slow down debt incurrence through the establishment of stricter fiscal policies (a new “fiscal rule”);

•	identifying and taking advantage of public spending savings opportunities, without affecting social expenditures;

•	improving internal public security;

•	improving the governance of public companies; and

•	reforming the tax system to support small and medium-sized companies.

Foreign Policy and Membership in International and Regional Organizations

Uruguay has had no significant regional or international conflicts in recent years. The Republic has focused its foreign policy on international economic, political and legal issues and on the development of international arrangements aimed at improving economic cooperation among nations, conflict resolution and international law. Uruguay maintains diplomatic relations with 172 countries and is a member of 105 international organizations, including:

•	the United Nations (founding member), including many of its specialized agencies;

•	the Organization of American States;

•	the World Trade Organization;

•	the International Monetary Fund or the IMF;

•	the International Bank for Reconstruction and Development or the World Bank;

•	the International Finance Corporation;

•	the Multilateral Investment Guaranty Agency;

•	the International Centre for Settlement of Investment Disputes;

•	the Inter-American Development Bank or the IADB;

•	the Inter-American Investment Corporation;

•	the Corporación Andina de Fomento or the CAF; and

•	the Asian Infrastructure Investment Bank or AIIB.

Uruguay maintains close ties to its neighboring countries and participates in several regional arrangements designed to promote cooperation in trade and investment. It has been the host country for the Latin American Integration Association, a regional external trade association that includes ten South American countries in addition to Mexico, Cuba, Panamá and Nicaragua since its creation in 1960.

In March 1991, the governments of Argentina, Brazil, Paraguay and Uruguay signed the Mercosur Treaty. Under the Mercosur Treaty, these four countries originally pledged:

(1)

to create a full common market in goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and

(2)	to establish common external tariffs for trade with non-members.

In December 1994, the four members of Mercosur signed an agreement establishing January 1, 1995 as the deadline for the implementation of a common external tariff intended to transform the region into a customs union. The common external tariff regime became effective on January 1, 2001. However, it was also agreed that each member country would be entitled to make exceptions to the common external tariff for a transitional period scheduled to end in 2008 for Argentina and Brazil, and in 2010 for Paraguay and Uruguay. These periods have since been extended, allowing Argentina and Brazil to maintain their list of exceptions until December 31, 2021, Uruguay until December 31, 2022, and Paraguay until December 31, 2023. Accordingly, the full implementation of a customs union has been deferred. See “The Economy—The Mercosur Agreements.”

In July 2012, Mercosur members (other than Paraguay) admitted the Republic of Venezuela as a full member of Mercosur. In December 2013, Paraguay acknowledged the admission of Venezuela as a full member of Mercosur. In July 2015, Bolivia signed a Protocol to become a full member of Mercosur. The Protocol provides that Bolivia will gradually adopt the regulations of Mercosur over a period of four years following the entry into force of the Protocol. Within the same period, Bolivia is expected to adopt the Mercosur Common Nomenclature (NCM), the Common External Tariff, and Mercosur’s Origin Regime. In December 2016, Venezuela’s status as a full member was temporarily suspended by the other Mercosur members, after it was considered to have failed to implement Mercosur regulations, in accordance with the undertakings assumed in 2012 in connection with its admission to Mercosur.

Since the establishment of Mercosur, the following trade agreements have become effective for Mercosur members:

Year Signed	Year Effective	Country/Economic Region	Description of Agreement
1996	1996	Chile	Free trade zone

1996	1997	Bolivia	Free trade zone

2004	2005	Colombia, Ecuador and Venezuela	Free trade zone

2005	2006	Peru	Free trade zone

2006	2008	Cuba	Preferential tariff Agreement

2007	2009	Israel	Free trade zone

2004	2009	India	Preferential tariff Agreement

2008	2016	Southern African Customs Union (“SACU”)	Preferential tariff Agreement

2010	2017	Egypt	Free trade zone

In December 1995, Mercosur and the European Union signed a framework agreement for the development of free trade. Negotiations were suspended from 2004 to 2010. In May 2016, Mercosur and the EU exchanged proposals with respect to open issues and continued negotiations. On June 28, 2019, Mercosur and the European Union concluded longstanding negotiations reaching a landmark understanding. It is expected that the agreement will, over time, eliminate duties on 92% of Mercosur goods exported to the European Union (including exports of meat, grains and leather) and 91% of goods that the European Union companies export to Mercosur (including certain exports of cars, car parts, machinery, chemicals, clothing, pharmaceuticals, leather shoes, textiles, and certain food and drinks). As of the date of this annual report, the trading blocs are negotiating the agreement.

Mercosur also initiated negotiations for the establishment of a free trade zone with the European Free Trade Association (“EFTA”). In January 2017, representatives of Mercosur and EFTA announced the commencement of negotiations in the World Economic Forum’s Annual Meeting in Davos. In February 2017, Mercosur and EFTA approved the agenda and structure of the negotiations and have held ten negotiation rounds since then. On August 23, 2019, negotiations on a comprehensive free trade agreement concluded.

In 2018, Mercosur began negotiations for comprehensive free trade agreements with Canada (March), Korea (September) and Singapore (October). In 2019, Mercosur began negotiations for a free trade agreement with Lebanon.

Mercosur and the United States, which had suspended negotiations in 2004, sought to resume negotiations relating to the hemisphere-wide Free-Trade of the Americas Agreement (FTAA) pursuant to the 1991 “Four Plus One” Agreement. The negotiations revealed important differences between the parties, and there can be no assurance that an agreement will be reached as originally contemplated.

In furtherance of recent negotiations with third parties, the Mercosur members entered into agreements among themselves concerning the following areas: government procurement (2017), investments (2017), trade facilitation (2019), geographical indications (2019) and electronic commerce (2021).

Significant trade imbalances among Mercosur countries developed over time as a result of various factors. These imbalances have prompted discussions and negotiations among the member states that to date have not resulted in the convergence of the national economies, an objective stated on several occasions pursued. Argentina’s crisis in 2001 and its long-lasting effects adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also triggered the adoption of various safeguard measures and caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by its member states. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty, while pursuing measures intended to maximize access to export markets by Uruguayan products in the short and medium-term.

Uruguay has entered into bilateral treaties related to trade and investment, including the following:

Year Signed	Year Effective	Country/Economic Region	Descriptions of Agreement
2003	2004	United Mexican States	Free Trade Agreement

2004	2007	Iran	Bilateral Trade Framework Agreement

2005	2006	United States of America	Bilateral Investment Promotion Treaty

2007	2007	United States of America	Trade and Investment Framework Agreement

2008	2011	United States of America	Cooperation Agreement in Science and Technology

2008	—	India	Bilateral Investment Treaty

2008	2009	Venezuela	Economic Cooperation Agreement

2010	2012	Chile	Bilateral Investment Treaty

2009	2011	South Korea	Bilateral Investment Treaty

2009	2012	Chile	Public Procurement Agreement

2009	2012	Vietnam	Bilateral Investment Treaty

2015	2017	Japan	Bilateral Investment Treaty

2016	—	Chile	Free Trade Agreement

2018	—	United Arab Emirates	Bilateral Investment Treaty

2019	—	Australia	Bilateral Investment Treaty

In March 2009, Uruguay and Brazil signed an energy cooperation agreement for the development of an electrical transmission line, to facilitate interconnectivity of both countries’ energy networks. A line with a transmission capacity of 500MW was completed in 2016 and on May 2, 2017, Uruguay began exporting electricity to Brazil. See “Gross Domestic Product and Structure of the Economy—Principal Sectors of the Economy—Electricity, Gas and Water.”

Since 2017, Uruguay has entered into bilateral agreements with China under the Belt and Road Initiative (the “BRI”), a global development strategy adopted by the Chinese involving infrastructure development and investments in nearly 70 countries and international organizations in Asia, Europe, and Africa. During 2019, representatives from Uruguay and the Chinese National Development and Reform Commission held meetings to discuss projects under the BRI.

THE ECONOMY

History and Background

In the 1980s, Uruguay’s economy was affected by a crisis of its financial system, followed by a severe recession. A deterioration in its external debt to GDP and exports ratios led the Republic to negotiate a rescheduling of its maturing debt obligations within the framework of the Brady Plan in 1991. In the early 1990s, the government took steps to increase private sector involvement in the economy (including foreign investment in previously restricted areas), and reduced the size and influence of the public sector in the economy. Following a modest 0.9% increase in real GDP in 1990, a new recovery began in mid-1991, and real GDP increased steadily between 1991 and 1994 at an average cumulative annual rate of 5.2%.

The economic liberalization policies of the 1990s, while stimulating improvements in productivity and economic growth, also increased the exposure of Uruguay’s economy to regional and international economic developments. The absence of capital controls facilitated a gradual dollarization of the assets and liabilities of the banking system. A loss of investor confidence in certain countries in the region, capital flight and a resulting contraction of economic activity followed the Mexican peso devaluation in December 1994. Argentina, one of Uruguay’s principal trading partners and sources of direct foreign investment, was particularly affected. The contraction in aggregate demand in neighboring countries, particularly Argentina, was coupled with a decrease in Uruguay’s private demand and public sector investment. In 1995, real GDP contracted by 1.4% as compared to 1994. Uruguay’s economy recovered with real GDP growth of 5.0% on average from 1996 to 1998 fueled mainly by increased exports and growth in gross fixed investment, particularly private sector investment, which in turn stimulated private consumption. During this period, the financial and insurance services sector grew in real terms and as a percentage of GDP.

The Mercosur Agreements

The execution and implementation of Mercosur represented Uruguay’s single most important foreign trade endeavor, as it was expected to offer Uruguayan companies access to a common market of approximately 200 million people. On January 1, 2000, internal tariff rates among Mercosur countries were reduced to zero, with the exception of sugar and automobiles.

With the establishment of the common external tariff in January 1995, the members of Mercosur agreed to cause a gradual convergence of their respective external trade regulations over a five-year period. A common external tariff became effective on January 1, 2001. However, each member of the Mercosur retained some degree of flexibility intended to gradually allow certain industries to enhance their competitiveness, and had the ability to take specific exceptions to the common external tariff (initially 300 each) over a transitional period. Argentina and Brazil are currently entitled to 100 exceptions each and Uruguay and Paraguay are currently entitled to 225 and 649 exceptions, respectively. With respect to imports of capital goods, telecommunications and information technology products of non-Mercosur origin, the members of Mercosur agreed that all of them could take exception from the common external tariff, Argentina and Brazil until 2021 and Uruguay and Paraguay until 2022 and 2023, respectively, and Venezuela until 2022 (although Venezuela’s membership has been suspended since December 2016). The Mercosur member states agreed to coordinate policies in certain areas, including agriculture, industry, transport and trade in services, to reduce or eliminate imbalances, and several working groups are currently engaged in policy coordination negotiations.

The devaluation of the Argentine peso in January 2002, and other measures taken by the Argentine government during this period (including unilateral increases in import tariffs on consumer goods and the elimination of import tariffs on capital goods, for non-Mercosur products) adversely affected trade within Mercosur and with non-Mercosur countries and the timely implementation by Mercosur of the objectives set forth in the Mercosur Treaty of 1991, in particular the customs union. It also caused indefinite delays in Mercosur’s ability to achieve the macroeconomic coordination and stability sought by the December 2000 understanding on common macroeconomic targets. Uruguay continues to support the long-term objectives contemplated in the Mercosur Treaty and the December 2000 understanding, recognizing the short and medium-term need to maximize access to other export markets by Uruguayan products.

Certain barriers to the comprehensive regional integration initiated by Mercosur continue to exist. Phytosanitary border inspections and other bureaucratic border procedures still lack uniformity among Mercosur member countries and are onerous in many instances, causing delays in trade. Rules on intellectual property, antitrust and the environment, among other things, are different in each of the Mercosur countries, and while certain mechanisms for dispute resolution and cooperation have been established, comprehensive mechanisms are still under development. In December 2002, Mercosur approved common antitrust procedures implementing a 1996 Antitrust protocol. This agreement constituted a step towards the elimination of antidumping claims among members. Trade in services, such as financial and banking services, has not been uniformly liberalized, with countries like Uruguay having a financial system which is open to non-Uruguayan participants while countries like Brazil allow only limited participation of non-Brazilian banks in their financial system. Roads, bridges and railways must also be developed to further facilitate trade. In December 1997, the Mercosur members agreed to a framework agreement for the liberalization of the provision of services, access to markets and freedom of establishment. The members of the Mercosur meet annually to negotiate the implementation of the 1997 framework agreement. A protocol regarding the provision of services entered into effect in December 2005 and was ratified by Argentina, Brazil, Paraguay and Uruguay. The liberalization is expected to be effected gradually on the basis of negotiation rounds intended to result in eliminating restrictions by segments with a view to reaching complete liberalization. In December 2017, Mercosur members signed a Cooperation and Facilitation Investment Protocol and a Government Procurement Protocol. As of the date of this annual report, both protocols were pending ratification.

As Mercosur has not yet fully developed into a customs union (due to the set of exceptions to the common external tariff), the free circulation of goods among the Mercosur countries reaches only the goods bearing Mercosur origin. To advance the free movement of goods and avoid charging tariffs on goods bearing non-Mercosur origin after their first access to a Mercosur member state, in 2004 and 2005 standards were approved that recognized Mercosur origin to those goods imported from third countries that met Mercosur’s common tariff requirements (Dec. No. 54/04 and Dec. No. 37/05 of the Common Market Council). However, the lack of agreement among the Mercosur member states with respect to the allocation of customs revenue has resulted in limiting free movement only to those products subject to a 0% tariff upon import into any of the Mercosur member countries in which the tariff applied by all countries is 0%, either because this is the level of the Common External Tariff (CET) or because it has a 100% preference in agreements signed by Mercosur. Likewise, to facilitate the logistics and circulation of goods originating from Mercosur itself or third countries, various regulations have been approved: relating to the use of customs warehouses (Dec. No. 17/03, Dec. No. 62/07 and Dec. No. 55/08 of the Common Market Council) and to the use of free trade zones (Dec. No. 33/15 of the Common Market Council).

1999-2002: Recession and Crisis in the Banking System

Between 1999 and 2002, a series of external factors, including most significantly the economic crisis that affected Argentina severely in 2001 and 2002, had material adverse consequences for Uruguay’s economy, affecting local demand, exports and the overall balance of the public sector.

In 2002, Uruguay’s economy experienced its most significant setback since 1982, with real GDP contracting by 11.0%. The proximate causes of Uruguay’s 2002 economic crisis were associated with Argentina’s economic crisis during that time. Uruguay’s fiscal imbalances, its dependence on Argentina and Brazil as its principal trading partners and sources of foreign revenues, and rigidities that limited the ability of the economy to absorb and adapt to external factors, added to the severity of the crisis.

Uruguay’s banking system confronted its worst crisis since 1982-83. At December 31, 2002, total U.S. dollar deposits of the non-financial private sector with the banking system (excluding off-shore institutions) were US$7.3 billion (of which US$2.4 billion were of non-residents), compared to US$14.2 billion as of December 31, 2001 (of which US$6.6 billion were of non-residents). In the second quarter of 2002, a deposit outflow affected Uruguay’s financial system leading first to the suspension of Banco Galicia de Uruguay, or BGU, and Banco Comercial, Uruguay’s two largest private banks (both affiliated with Argentine banks) and soon thereafter to the closure of Banco Montevideo/La Caja Obrera, Uruguay’s third largest private bank in June 2002. Although the government received approximately US$500.0 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode.

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB to safeguard Uruguay’s payment and financial system. On August 4, 2002, Congress passed Law No. 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the Fondo de Estabilidad del Sistema Bancario, or FESB, (ii) extended to three years the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

In furtherance of the economic program agreed with the IMF, in December 2002, Congress enacted amendments to the banking law aimed at strengthening the banking system. Following the enactment of these amendments, the government completed the reorganization of Banco Comercial, Banco Montevideo and La Caja Obrera into a new commercial bank, Nuevo Banco Comercial. The non-recoverable assets of the three liquidated banks are held by liquidation funds, and the proceeds have been earmarked to satisfy deposits of the liquidated banks that were not assumed by Nuevo Banco Comercial.

Between January 1, 2002 and February 28, 2003, depositors withdrew approximately US$6.8 billion from the Uruguayan banking system. Banks responded to depositors’ demands by withdrawing approximately US$1.1 billion in reserves and voluntary deposits held with Banco Central and shutting down credit. The financial system received assistance for approximately US$2.0 billion from the Uruguayan authorities.

In 2002, the government adopted a series of initiatives intended to reduce the deficit of the public sector. It relied on access to funding by the IMF and other multilateral agencies to shore up Banco Central’s international reserve assets with the expectation that confidence in the banking system would thereby be restored.

The 2002 economic crisis had profound effects on Uruguay’s monetary and exchange rate policy. The continued devaluation of the Argentine peso and growing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float, abandoning the “crawling peg” system. The devaluation of the peso accelerated in July 2002, dropping to its lowest value of Ps.32.33 per US$1.00 on September 10, 2002. The depreciation of the peso resulted in Uruguay’s foreign currency-denominated debt to GDP ratio rising to 89.1% as of December 31, 2002, while the foreign currency-denominated debt service to exports ratio for 2002 was 33.6%.

The decrease in tax collections attributable to the contraction of GDP, together with the increase in debt service requirements (measured as a percentage of GDP) caused primarily by the devaluation (nearly all of Uruguay’s debt was denominated in foreign currency), practically neutralized the savings achieved by the central government in 2002. As a result, the overall public sector deficit for 2002 was approximately 4.1% of GDP. Nevertheless, by reducing expenditures (excluding interest payments), Uruguay’s public sector generated a primary surplus equal to 0.5% of GDP.

2003-2019: Recovery and Economic Growth

Uruguay’s economy stabilized during the second quarter of 2003 and began to recover, recording an annual real GDP growth of 0.8% and 5.0% in 2003 and 2004, respectively. This improvement was mainly a result of an increase in external demand driven primarily by Argentina’s economic recovery, an increase in the prices of commodities exported by Uruguay, the opening of the U.S. market to Uruguayan beef exports and a recovery in domestic demand spurred by improved consumer and investor confidence. Between 2005 and 2010 GDP grew at an average rate of 6.2%, and continued to grow at rates of 5.2% in 2011, 3.5% in 2012, 4.6% in 2013 and 3.2% in 2014. Commencing in 2015, the rate of economic growth decelerated reflecting the impact of slower economic growth and recession affecting Uruguay’s main regional trade partners and a decrease in the prices of Uruguay’s export commodities. Based on 2016 prices, real GDP grew by 1.6% in 2017, 0.5% in 2018 and 0.4% in 2019. In addition, the annual rate of consumer price inflation reached 8.1% in 2016, 6.6% in 2017, 8.0% in 2018 and 8.8% in 2019. For a discussion of Uruguay’s current monetary policy see “Monetary Policy and Inflation—Monetary Policy.”

In 2017, domestic private consumption grew by 4.6% compared to 2016 and represented 62.5% of GDP. In 2018, domestic private consumption grew by 1.5% compared to 2017 and represented 63.5% of GDP. In 2019, domestic private consumption grew by 0.5% compared to 2018 and represented 63.4% of GDP.

In 2017, gross fixed investments decreased by 15.7% compared to 2016, representing 16.5% of GDP. In 2018, gross fixed investments decreased by 2.7% compared to 2017, representing 16.5% of GDP. In 2019, gross fixed investments increased by 1.4% compared to 2018, representing 17.2% of GDP.

In 2017, exports grew by 6.9% but decreased by 4.8% in 2018. In 2019, exports of goods and services increased by 1.2%. Imports of goods and services decreased by 6.2% in 2016. In 2017, imports increased 0.5% and decreased by 2.0% in 2018 and 0.2% in 2019.

Deposits held by the non-financial private sector with the banking system (excluding deposits held with off-shore banks and financial houses), stood at US$28.2 billion at December 31, 2016, US$28.4 billion at December 31, 2017, US$28.4 billion at December 31, 2018 and US$29.2 billion at December 31, 2019. Approximately 76.2% of those deposits were denominated in foreign currencies (primarily U.S. dollars) as of December 31, 2019, compared to 73.6% as of December 31, 2018. Foreign currency deposits held by non-residents decreased by 21.5% in 2017, following the implementation by Argentina of its tax amnesty in 2016. Foreign currency deposits held by non-residents increased by 0.3% and 8.7% in 2018 and 2019, respectively.

2020: Impact of COVID-19 Pandemic

In 2020, the Uruguayan economy was severely affected by the COVID-19 pandemic. In response to the reporting of the first four cases of COVID-19 in Uruguay on March 13, 2020, the government declared a state of national sanitary emergency and deployed several measures aimed at strengthening health care systems and facilities, expanding testing and enhancing hygiene protocols to prevent mass contagion. At the same time, Uruguay introduced measures to mitigate the deterioration of its macroeconomic condition. Notwithstanding the foregoing, in 2020, real GDP decreased 5.9% compared to 2019. In addition, in 2020:

•	domestic private consumption decreased by 6.2% compared to 2019, representing 61.0% of GDP;

•	gross fixed investments decreased by 0.5% compared to 2019, representing 16.4% of GDP; and

•	exports of goods and services decreased by 16.2% and imports of goods and services decreased by 10.8%, in each case, compared to 2019; and

•	the annual rate of consumer price inflation reached 9.4%.

In addition, deposits held by the non-financial private sector with the banking system (excluding deposits held with off-shore banks and financial houses), stood at US$32.3 billion at December 31, 2020, compared to US$29.2 billion at December 31, 2019, mainly due to a 9.3% increase in deposits held by non-residents. Approximately 77.3% of deposits held by the non-financial private sector were denominated in foreign currencies (primarily U.S. dollars) as of December 31, 2020.

The measures deployed by the government in response to COVID-19 in 2020 include:

(i) Control of Borders: closure of national borders during certain periods of time, with a mandatory 14-day quarantine for persons arriving from affected zones or countries declared as risky, or symptomatic;

(ii) Mobility Restrictions:

(A) reduction of public transport services to minimum essential services, and implementation of hygiene protocols and mandatory use of masks for metropolitan and interdepartmental bus services, taxis and school transports; and

(B) remote operation of public officers, to the extent that the quality of the applicable public service was not compromised and encouragement for private companies to implement a remote working system.

(ii) School classes: suspension of classes for all educational levels, public and private (except for guaranteed daily food assistance for students) from March to October 2020.

(iii) Restrictions to Commerce, Leisure Activities and Tourism: suspension of all public performances and outdoor events and restrictions on the hours of operation of restaurants, bars and related businesses.

(iv) Vaccination Plan: Uruguay subscribed to the COVAX mechanism of the World Health Organization and the Pan American Health Organization and join the pool of countries to purchase approved vaccines.

Simultaneously, in 2020, Uruguay implemented several measures to limit the effects of the COVID-19 pandemic on the economy and help citizens, particularly those in vulnerable sectors, and businesses deal with the immediate consequences. The measures spanned the following areas:

(i) Credit preservation, liquidity injection, and loan guarantees for enterprises. The measures include the following:

(A) state-owned Banco de la República Oriental del Uruguay introduced more flexible loan repayment and financing terms for affected borrowers, including lower interest rates and longer maturities;

(B) Banco Central reduced commercial banks’ reserve requirements on local currency deposits until June 30, 2021, in order to inject liquidity into the local currency loan market (See “Monetary Policy and Inflation—Monetary Policy”);

(C) the National Development Agency launched a direct credit program for micro-entrepreneurs, providing working capital loans for up to 24 months at subsidized rates (in effect, Ps.12,000 monthly loans available for approximately 67,000 single-member companies, to be granted for the months of April and May 2020);

(D) the government introduced amendments to the National Guarantee System (National System of Guarantees, or SIGA), creating three specific programs for the tourism sector and other sectors directly affected by the closed border policy (the “SIGA Programs”), including the guarantee of credit lines for working capital and refinancing for up to a maximum amount of UI 1.8 million (equivalent to US$200,000). One of the SIGA Programs expired in April 4, 2021, while the other two have been extended until September 30, 2021. As of May 31, 2021, companies had withdrawn approximately US$837 million in bank loans under the three SIGA Programs, representing approximately US$570 million in public guarantees from the government.

(ii) Protecting household purchasing power: The measures include the following:

(A) a subsidy (unemployment benefit) to self-employed workers for two months in the amount of up to 25% of the monthly average compensation perceived in the six-month period immediately preceding the date work was suspended, through May 31, 2020, and a subsidy of Ps. 6,800 to workers in the arts and entertainment sector that were not entitled to receive unemployment insurance;

(B) expanded flexibility in unemployment insurance to safeguard employee-employer relationships in sectors affected by the slowdown of their activities, allowing firms to place employees in part-time schedules and use the unemployment insurance fund to ensure that employees receive wages as close as possible to their regular wages;

(C) to ensure that elderly workers (over 65 years) stayed at home, full wage compensation in the form of sick leave for approximately 7,775 public employees and a sickness subsidy for approximately 17,000 private employees, which has been extended through July 31, 2021;

(D) a three-month prize freeze on selected food, hygiene and health products with retailers, wholesalers and producers implemented in May 2020; and

(E) a subsidy of Ps.6,779 per month to approximately 10,115 single-tax payers (monotributistas) in vulnerable situation for the months of April, May, June and July 2020.

(iii) Tax relief, easing of bank regulations and postponement of other obligations: The measures include the following:

(A) deferral of the March, April and May 2020 payments of the minimum VAT applicable to micro- and small-enterprises (i.e., enterprises with a monthly income below Ps.113,612), which will be paid in six equal and consecutive installments, without penalty interest;

(B) a reduction in the VAT rate applicable to hotel services, from 10% to 0% between December 1, 2020 and June 30, 2021, and in the VAT rate applicable to gastronomic activities and car rentals, from 22% to 13% from December 1, 2020 to April 4, 2021;

(C) deferral of the annual balance of income tax and capital tax payments for all taxpayers (excluding large taxpayers) whose fiscal years ended between December 31, 2019 and February 29, 2020;

(D) deferral of the annual income tax affidavit presentation for all taxpayers whose fiscal year ended on December 31, 2019;

(E) a 60% deferral in the payment of workers’ social security tax collected by Banco de Previsión Social (BPS) for the months of April and May 2020 by individual employers and micro- and small- enterprises with up to 10 employees, with the amount deferred to be paid in six installments beginning June 2020 (with the remaining 40% balance to be exempted and paid by the government);

(F) for retirees with outstanding loans from BPS whose pension payments are below Ps.13,600, a deferral in their May, June and July 2020 installments;

(G) Banco Central, through the Superintendency of Financial Services, authorized banks, financial services companies and credit management companies to extend families and companies loan maturities for up to 180 days, for debtors whose income may be affected as a result of the health emergency; and

(H) Banco Hipotecario del Uruguay announced a 50% reduction in instalments to be paid during April and May 2020 for all its clients with outstanding mortgage debt.

Moreover, the government introduced changes to the General Investment Promotion Regime providing additional tax incentives to encourage employment creation (including housing, offices and urbanization construction) and the use of clean technologies. In addition, the government implemented tax breaks and fiscal benefits for big-ticket construction projects and social housing. Since the implementation of such changes, investment projects presented before the Investment Law Enforcement Commission (“COMAP”, for its acronym in Spanish) increased significantly. Between September 2020 and April 2021, investment projects totaling US$1.6 billion were presented.

(iv) Fiscal relief: the government introduced various tax and tariff relief exemption measures in 2020. In particular, the government exempted specific sectors, including education, culture, sports and real estate from the payment of fixed and variable fees associated with electricity consumption, as well as fixed fees associated with water consumption, in each case, from April to September 2020. The exemptions were also extended until November 2020 for travel agencies. In addition, from April to November 2020, hotels, restaurants and social event halls were exempted from the payment of the fixed fees associated with electricity consumption. These measures were subsequently extended through May 31, 2021.

(v) Creation of the Coronavirus Fund: the Coronavirus Fund is managed by the Executive Power, through the Ministry of Economy and Finance, which is authorized to assign resources and budgetary expenditures to address the emergency, and is required to timely disclose information on such budgetary expenditures assignment, adopt procedures to allow ex-post evaluation and accountability review. The Coronavirus Fund will be funded with (i) up to 30% of the net earnings recorded by the state-owned Banco de la República Oriental del Uruguay during the fiscal year ended December 31, 2019, and 100% of the accumulated profits of the Corporación Nacional para el Desarrollo; (ii) contributions from the National Institute of Agricultural Research and the National Meat Institute, in addition to tax credit waivers from cattle farmers (1% municipal tax on the sales of cattle); (iii) tax collections from a new monthly tax (Impuesto Emergencia Sanitaria COVID-19) that will be applicable to remunerations and nominal benefits of public employees of the central government, departmental governments, autonomous entities and decentralized services, non-state public law persons and state-owned entities (healthcare employees who are directly or indirectly exposed to COVID-19 as a result of their employment will be exempt) in a progressive scale; (iv) donations (including in foreign currencies) expected to be contributed to the Coronavirus Fund; (v) proceeds of loans from international and multilateral credit organizations; (vi) contributions by non-state public persons; and (vii) other funds or contributions intended for the Coronavirus Fund. The Coronavirus Fund assigned US$711 million during 2020, of which US$144 million were monetary transfers to families in a vulnerable socioeconomic position under several plans implemented, such as Tarjeta Uruguay Social (Uruguay Social Card) and the Plan de Equidad (Fairness Plan), among others.

For a description of measures adopted in 2021 in response to the COVID-19 pandemic, see “Recent Developments—The Economy—COVID-19 Pandemic.

The Economic Policies of the Lacalle Pou Administration

The Lacalle Pou administration intends to remain focused on macroeconomic stability, and intends to adjust existing policies to pursue its main policy objectives, which include:

•	boosting productivity and improving the competitiveness of the Uruguayan economy;

•	improving the efficiency of the public sector, including state-owned companies, through reforms that aim at enhancing governance;

•	strengthening commercial relationships with the Mercosur member countries, while developing markets and making alliances with other trading partners;

•	maintaining a prudent fiscal stance, recognizing this as a condition to long term fiscal sustainability; and

•

promoting a social security reform through the establishment of an expert commission that will be tasked with preparing a diagnosis report, which the Lacalle Pou administration will use to send a draft bill to Congress.

On March 11, 2020, the Lacalle Pou Administration announced a set of measures aimed at improving fiscal accounts requiring ministries to reduce annual operating and investment expenses (excluding wages) by 15% and other austerity initiatives. In addition, only one third of personnel vacancies generated in the central government during the course of each year would be covered, with the exception of teachers, health personnel and employees from the Ministerio del Interior (Ministry of Internal Affairs).

On April 23, 2020, the Lacalle Pou administration submitted to Congress an urgent consideration bill (the “Urgent Consideration Law”) to implement certain key measures and structural reforms in line with the administration’s objectives, which was enacted into law on July 9, 2020 These include, among others, (i) a new fiscal rule, fiscal framework and budget process to ensure sustainable finances over the medium term; (ii) new governance policies for public enterprises; and (iii) microeconomic reforms (such as the regulatory framework for the energy markets and promotion of competition in non-tradable sectors) to boost potential GDP and competitiveness. Specifically, the fiscal rule is anchored on a structural fiscal result, limiting growth in the Central Government’s real public spending, which shall be tied to the estimated long-term average (i.e., “potential”) growth of the economy. Fiscal surpluses would be earmarked to a purported countercyclical fund to finance fiscal policies in recessionary economic cycles.

Role of the State in the Economy

The government participates in the economy through state ownership of certain companies. Since 1999, however, legislation has been passed to allow the private sector to participate in the provision of telephone (other than fixed line) and railroad services, in the administration of maritime ports, in the importation and distribution of natural gas and in certain other areas of the economy previously restricted to the public sector. Also, several regulatory entities were created to monitor the telecommunications, water, electricity, railway freight, oil and sanitation sectors. In addition, in 2011, the government enacted Law No. 18,786, creating and regulating public-private participation contracts for infrastructure and related services. This law establishes a new type of arrangement designed to allow private investors and the government to invest in different areas of the economy, primarily the energy and infrastructure sectors, requiring significant investments.

At present, the government owns:

1.	the local telecommunications company, Administración Nacional de Telecomunicaciones (“ANTEL”);

2.	the electric power utility, Administración Nacional de Usinas y Trasmisiones Eléctricas (“UTE”);

3.	the oil refinery company, Administración Nacional de Combustibles Alcohol y Pórtland (“ANCAP”);

4.	the water and sewage authority, Obras Sanitarias del Estado (“OSE”);

5.	Administración Nacional de Puertos (“ANP”), which operates most of Uruguay’s ports;

6.	Administración de Ferrocarriles del Estado (“AFE”), which operates railway freight services;

7.	Banco de la República Oriental del Uruguay (“BROU”) and Banco Hipotecario del Uruguay (“BHU”) (state-owned financial institutions);

8.	Banco de Seguros del Estado (“BSE”) (an insurance company); and

9.	Administración Nacional de Correos (“ANC”), a postal services company that competes with several private sector companies.

ANTEL has been the traditional provider of domestic and international long-distance telephone services in Uruguay and is also the major provider of internet services in Uruguay. ANTEL also provides basic telephone service in localities outside major urban areas, and has developed rural telephone services.

UTE provides electric power and services to Uruguay. With the exception of Salto Grande, a bi-national hydroelectric facility jointly owned by the Uruguayan and Argentine governments, UTE owns and operates all of the hydroelectric generation plants in Uruguay. It also owns and operates several thermoelectric and gas facilities and all of Uruguay’s electricity transmission assets. UTE currently provides all of the domestic electricity services in Uruguay, although the private sector may engage in generation activities and industrial consumers are able to purchase energy directly from foreign sources taking advantage of interconnection arrangements with Brazil and Argentina.

To complement traditional energy sources (fossil such as gas oil, fuel oil and natural gas, as well as biomass waste and hydraulic), UTE has developed wind farms and solar energy projects.

In 2016, 3.3% of total electricity generation derived from fossil sources and the remaining 96.7% from renewable sources (17.5% biomass, 56.5% hydroelectric, 21.6% wind and 1.1% solar energy). In 2016, the installed wind and solar power amounted to 1,212MW and 89MW, respectively. In 2017, 2% of total electricity generation derived from gas oil, fuel oil and natural gas and the remaining 98% from renewable sources (18% biomass waste, 52% hydroelectric, 26% wind, and 2% solar). In 2017, the installed wind and solar power amounted to 1,511MW and 243MW. In 2018, approximately 3% of total electricity generation derived from fossil sources and the remaining 97% from renewable sources (17% biomass, 44% hydroelectric, 33% wind energy and 3% solar energy). In 2018, the installed wind and solar power amounted to 1,511MW and 248MW, respectively. In 2019, approximately 2% of total electricity generation derived from fossil sources and the remaining 98% from renewable sources (15% biomass, 50% hydroelectric, 30% wind energy and 3% solar energy). In 2019, the installed wind and solar power amounted to 1,514MW and 254MW, respectively. In 2020, approximately 6% of total electricity generation derived from fossil sources and the remaining 94% from renewable sources (20% biomass, 30% hydroelectric, 41% wind energy and 3% solar energy). In 2020, the installed wind and solar power amounted to 1,514MW and 258MW, respectively

The increase in wind and solar energy generation since 2015 has decreased Uruguay’s dependence on energy imports. This energy matrix transformation has improved Uruguay’s ability to withstand external economic shocks that would impact on the fiscal condition of Uruguay’s public sector.

ANCAP is the national oil refinery, responsible for processing the crude oil imported by Uruguay and marketing refined products. Uruguay has no known oil reserves.

Beginning in 2008, the government created several programs to be implemented by ANCAP aimed at awarding private sector enterprises with hydrocarbon exploration and exploitation contracts in off-shore Uruguayan areas.

In addition, ANCAP, and privately owned companies run the gas transportation and distribution business within a regulatory framework based on the granting of concessions, contracts and decrees by the government. Uruguay imports all the natural gas it consumes.

On January 4, 2016, Congress approved the capitalization of UIs 5.7 billion (approximately US$614 million) of claims held by the government against ANCAP.

In April 2019, the government approved a new regime for the selection of oil operating companies for the exploration and exploitation of hydrocarbons in five onshore and six offshore areas, the “Open Uruguay Round.” In this continuously open process, companies can qualify and submit offers at any time. The system consists of two bidding rounds per year, with opening of offers twice a year. If awarded, the exploratory period contract will have a term of up to eleven years, while the term of the contract including the exploitation period is thirty years, subject to extension for ten additional years. In 2019, Kosmos Energy and Tullow Oil presented qualification requests to participate in the process.

On November 28, 2019, ANCAP and ION Geophysical Corporation entered into an multi-client agreement to reprocess approximately 22.500 km² of 3D deep water blocks off the coast of Uruguay to provide ANCAP with more precise information for the development of offshore exploration activities in Uruguay (the “Tannat Project”). The Tannat Project is a non-exclusive, multi-client operation at the entire cost and risk of ION Geophysical Corporation, which in turn is authorized to grant licenses to third parties (for a period of up to 10 years) on the offshore collected information. On May 29, 2020, Bahamas Petroleum Company PLC (BPC) submitted a bid to ANCAP to conduct exploratory work in the area OFF-1, which is located approximately 100km away from the coastline and covers approximately 15,000 km2. This exploratory work includes geological modeling, evaluating prospective resources in the area and licensing and reprocessing of existing 2D seismic data. BPC’s bid, together with bids submitted by Kosmos Energy (KE) in 2019 to explore areas OFF-2 and OFF-3, confirms the renewed interest in exploring offshore Uruguay within the framework of the Open Uruguay Round process.

To diversify the energy matrix and obtain a constant supply of natural gas, the successive governments have considered different actions for the production of LNG in Uruguay. In August 2012, Uruguay initiated an international bidding process for the construction and operation of Gas Sayago, a LNG regasification facility in Montevideo with a processing capacity of 10 million cubic meters of gas per day and a storage capacity of 267 million cubic meters. The regasification plant, once operational, was expected to inject natural gas to the local distribution network for homes, industries, transportation and electrical energy generation. In May 2013, the government awarded a 20-year concession to GSSA (owned by UTE and ANCAP) and Gas Natural Licuado del Sur S.A. (“GNLS”), a consortium comprised of GDF Suez S.A. and the Japanese company Marubeni, for the construction and operation of Gas Sayago. The terms of the award required the LNG regasification facility to be operative in 2016. The agreement between GSSA and GNLS was terminated in September 2015 following an impossibility to perform by GNLS’s subcontractor, OAS S.A. Under the terms of that same agreement, the Republic was paid US$100 million by GNLS on account of such termination.

In October 2016, OAS S.A. filed an additional claim within an existing proceeding against Gas Sayago S.A. and Banco de Seguros del Estado petitioning the nullity of certain guarantees made for the benefit of Gas Sayago under the aforementioned contract and, alternatively, their non-enforceability. Gas Sayago S.A. disputed all facts alleged in OAS S.A. lawsuits. As of the date of this annual report, both dispute resolution proceedings were still in their early stages.

On May 15, 2018, OAS S.A. (a Brazilian construction company) filed a lawsuit against Gas Sayago SA, the ANCAP and UTE claiming damages in the amount of approximately US$30,000,000, due to alleged breaches to a certain gas pipeline construction agreement entered into among the Uruguayan branch of OAS S.A. and Gas Sayago S.A.

OSE is Uruguay’s largest water company, providing water and sanitation services to all of the country and sewage services outside Montevideo.

For a description of the functions and operations of Banco de la República and of Banco Hipotecario, see “The Banking Sector.”

Results of Non-Financial State-Owned Enterprises

During the past ten years, non-financial state-owned enterprises have in the aggregate recorded operating profits.

The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.

Principal Public Sector Enterprises

(in millions of US$)(1)

	Total Assets	Total Liabilities	Net Profits (Losses)	Percentage of State Ownership
ANCAP	1,352	679	(12)	100%
ANP	702	126	51	100%
AFE(2)	239	10	(21)	100%
ANTEL	1,367	291	178	100%
OSE	1,509	513	9	100%
UTE	6,157	3,285	70	100%

(1)	Except as otherwise indicated, data as of and for the year ended December 31, 2020. Converted into U.S. dollars at the rate of Ps.42.340 per US$1.00, the market rate on December 31, 2020.
(2)	Data as of and for the year ended December 31, 2019. Converted into U.S. dollars at the rate of Ps.37.336 per US$1.00, the market rate on December 31, 2019.

Source: Individual financial statements of each public enterprise.

In October 2018, Congress approved legislation authorizing public enterprises to access markets to hedge currency risk, allowing them to attain a more efficient exposure to the financial and market risks associated with their operations. Further, Banco Central’s agreements with UTE and ANCAP were amended to permit forward currency contracts to mitigate the effects of foreign exchange variations in the financial results of such public enterprises and Banco Central, distributing foreign exchange risk among public institutions that are better equipped to absorb such risk.

The current administration government, however, has emphasized its willingness to continue preparing state-owned companies for competition, as it takes measures to reduce further barriers to trade and to deregulate markets. It has also stated its intention to draw clearer distinctions between the role of the state as a regulator and as a shareholder or owner of commercial enterprises.

Infrastructure Projects

In July 2015, the government announced a plan to improve the infrastructure of roads and highways that entails a US$2.4 billion investment over five years. In 2015 and 2016, investments of approximately US$253 million and US$299 million, respectively, were made in the rehabilitation of roads. In 2017, the government and the private sector jointly invested approximately US$531 million in the rehabilitation of roads under this plan. In 2018, investments of approximately US$596 million were made in road infrastructure. In 2019, investments of approximately US$496 million were made in road infrastructure. In 2020, investments of approximately US$372 million were made in road infrastructure.

Large-scale Foreign Direct Investments and Public-Private Partnerships for Infrastructure Development

In December 2012, the government announced the first project under the public-private participation framework involving the construction, operation and maintenance of a prison with capacity for 1,960 inmates. The project, which required an investment of US$93 million, was completed in January 2018. In 2020, investments under public-private partnerships in roads, the new railway project and educational projects totaled US$141 million, US$194 million and US$216 million, respectively.

On November 8, 2017, the government and the Finnish company UPM entered into an investment agreement outlining the terms for the construction of a second pulp mill with a 2 million tons annual production capacity. According to UPM’s estimates, the plant will require an on-site investment of €2 billion. On July 23, 2019, UPM confirmed the investment in a second pulp mill.

As part of the construction permit process required by the Uruguayan authorities, UPM submitted an environmental and social impact study prepared by the consulting companies EIA-Estudio Ingeniería Ambiental (Uruguay) and Ecometrix (Canada). The report concluded that if the project is carried out under the outline considered, and the bespoke recommended corrective measures and the applicable Environmental Management Plans are implemented, the project will meet environmental regulation requirements. On April 30, 2019, the Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente (Ministry of Housing, Zoning and the Environment) held a public hearing where the environmental impact study and the characteristics of the project were discussed.

On May 15, 2020, the Uruguayan government entered into a complementary memorandum of understanding (MoU) with UPM relating to UPM’s investment in the second pulp mill stating, among other terms, that UPM intends to (i) advance US$60 million as partial financing for certain road infrastructure projects, including the modification of routes to make them suitable for circulation of heavy vehicles and (ii) provide US$68 million as partial financing for certain electrical infrastructure projects to be carried out by UTE. These contributions by UPM are expected to replace investments that the government would have otherwise undertaken, while increasing employment generation in the country.

Additionally, UPM has committed to invest an additional aggregate amount of US$55 million in two projects: the expansion of its paper pulp mill located in Fray Bentos and the construction of a plant nursery with a research and development facility. These additional investments are expected to increase UPM’s use of electricity, thereby reducing the expected amount of excess electricity supply from UPM that UTE would be required to purchase under the electricity supply contract between both parties. The current government estimates that UTE will save approximately US$7 million per year and US$140 million in total during the 20-year term, as a result of these investments.

In September 2018, the National Ports Administration (“ANP”) of Uruguay launched an international public bidding process for the building and operation of a port terminal in Montevideo specialized in the storage and shipping of pulp, chemicals and other inputs related to pulp production, with a concession tenure of 50 years. The bidding process was launched in anticipation of the possible building of a new pulp mill, and UPM was the only bidder. On July 25, 2019, UPM and ANP entered into an agreement to build a dedicated port terminal in Montevideo. According to UPM’s preliminary estimates, the port facilities will require investments of approximately US$260 million.

On December 5, 2017, the government called for bids under a Public-Private Partnerships financing scheme for the construction of a new railway line connecting the center of the country with the port of Montevideo, and the related transportation infrastructure. The railway line seeks to generate the necessary conditions for the new paper pulp mill to be built by UPM, which is expected to be located in the center of the country. The government estimates that the new railway line will require investments of approximately US$839 million and will have the capacity to transport approximately 4.5 million tons of paper pulp and raw materials per year. The bidding process received several offers. However, only Grupo Via Central (comprised of Saceem, Berkers, Sacyr and NGE) and a consortium led by Spanish construction firm Acciona reached the final stage of presenting economic proposals. In August 2018, the Ministerio de Transporte y Obras Públicas (Ministry of Transport and Public Works) disqualified Acciona’s offer for failure to meet the bidding process requirements. In September 2018, Acciona filed two administrative appeals challenging the bidding process, alleging that Acciona had been improperly disqualified. Such appeals do not have the legal effect of suspending the bidding process, which the Ministry of Transport and Public Works is still conducting. In November 2018, the Tribunal de Cuentas (Audit Court) approved Grupo Vía Central’s economic proposal for the construction of a new railway line connecting Paso de los Toros in the center of the country with the port of Montevideo and the related transportation infrastructure. In April 2019, IDB Invest, a member of the Inter-American Development Bank (IDB) Group, approved a financial package of approximately US$500 million for the new railway, with a term of up to 17 years and consisting of a senior loan of up to US$440 million and a subordinated loan of up to US$60 million, financed by IDB Invest and a group of commercial banks and international investors. In May 2019, the Ministerio de Transporte y Obras Públicas (Ministry of Transport and Public Works) signed a contract with Grupo Vía Central to commence works on the new railway.

As of December 31, 2020, the Public-Private Partnerships infrastructure portfolio involved railways (with investments estimated at US$808 million), roads (with investments estimated at US$656 million), educational infrastructure (with investments estimated at US$186 million) and prision infrastructure (with investments estimated at US$93 million).

Minera Aratirí S.A. Arbitration

On July 3, 2018, three individuals alleging to be investors of Minera Aratirí S.A. (“Aratirí”), a company incorporated in Uruguay, presented a claim against the Republic before the United Nations Commission on International Trade Law, alleging a violation by Uruguay of the Treaty of Protection and Promotion of Investments between the Republic and the United Kingdom. The claim relates to an iron ore project submitted in 2011 by Aratirí and claims compensation for approximately US$3.5 billion.

On August 6, 2020, the arbitral tribunal appointed to decide on the Minera Aratirí S.A. arbitration case upheld Uruguay’s objection to jurisdiction, holding that the claimants were not owners of certain interests in the Aratirí Project and therefore lacked standing to make a claim in respect of an investment. In addition, the Arbitral Tribunal ordered the claimants to reimburse Uruguay US$4,097,149.25 in costs. Recently, the claimants initiated proceedings before the Paris Court of Appeals to obtain the annulment of the award.

Agreement with Petrobras

In July 2019, representatives of Uruguay and Petrobras S.A. (“Petrobras”) met to discuss the operation of gas distribution concessions held by Conecta S.A. (“Conecta”) and Montevideo Gas S.A. (“Montevideo Gas”), 55% and 100% controlled by Petrobras, respectively, in light of the companies’ adverse financial conditions and labor unrest. The government and Petrobras agreed to (i) take all necessary steps to finalize Conecta’s and Montevideo Gas’ concessions before September 30, 2019, (ii) terminate all open litigation, renouncing to any further claims arising under such concessions, and (iii) that the government would assume the operation of both concessions.

Gas Sayago S.A. (“GSSA”)

On March 26, 2019, UTE and ANCAP launched a public bidding process to sell 100% of GSSA’s shares, which were held by UTE (79.35% of shares) and ANCAP (20.65% of shares). On December 16, 2019, UTE’s board of directors decided to terminate the aforementioned bidding process. On December 31, 2019, GSSA extraordinary shareholders meeting took place, where a resolution approving the dissolution and liquidation of the entity was approved. As of the date of this annual report, the dissolution and liquidation of GSSA was pending.

Latin American Regional Aviation Holding S. de R.L. v. Oriental Republic of Uruguay

In September 2018, Latin American Regional Aviation Holdings S. de RL (LARAH), a Panamanian investment company that allegedly owned shares in Uruguay’s airline, Pluna, filed a claim before the arbitral tribunal appointed by the World Bank’s International Centre for Settlement of Investment Disputes (ICSID) arguing that the Republic was responsible for the alleged damages to LARAH arising from Pluna’s liquidation. Uruguay has not yet filed its reply.

Katoen Natie Investment

On March 2, 2021, the government and the Belgian company Katoen Natie announced an agreement to expand the specialized container terminal of the port of Montevideo in exchange for an investment by Katoen Natie; additionally, Katoen Natie agreed not to pursue the claims contained in the notice of dispute it had previously submitted before the Uruguayan government. According to Katoen Natie’s announcement, the investment will amount to US$455 million and entails expanding the concession area to its maximum, including the construction of a second container beach and a second dock of approximately 700 meters. The agreement includes an extension of the concession term for 50 years.

Privatizations

While privatizations have not been a major focus of Uruguay’s economic policy, successive governments have divested or privatized certain state-owned enterprises, such as the gas company servicing Montevideo in 1993, and has taken measures to transfer certain activities, such as sewage, garbage collection, maintenance and the administration of certain ports and airports, to the private sector through concessions and other similar arrangements. Legislation has also been enacted enabling the government to open various components of the telecommunications and energy and gas sectors to private investment. Proceeds from privatizations have not been material to date.

Throughout different administrations, the government has been committed to improving the competitiveness of the Uruguayan economy and encouraging private investment by continuing to open several areas of the economy previously reserved to public sector enterprises to private investment. Through the Administración Nacional de Telecomunicaciones, or ANTEL, the local telecommunications company, several revenue-sharing arrangements with private companies for the installation and operation of certain new telecommunication facilities have been implemented. In February 2001, Congress approved the licensing of cellular phone services and data transmission to private sector providers and opening of the telecommunications sector (other than local fixed-line services but including long-distance) to private sector providers. In December 2002 and May 2004, licenses were granted to foreign telecommunications companies, to provide mobile telephone services. Other activities that have been opened to private sector participation include the management and administration of the postal service (2001), the Montevideo airport (2005) and the Punta del Este airport (in 2019 a concession for its operation was extended for 14 years).

The government also charged the Corporación Nacional Para el Desarrollo, or CND, a state-owned investment corporation, with overall responsibility for the administration of a program of public works. CND currently owns the concessions as well as 100% of the shares of CVU, a special-purpose company responsible for the road projects. CVU’s investments are financed through toll collections, loans from multilateral agencies, government subsidies and debt issuances in the domestic capital market. In 2020, CVU did not issue bonds, while CVU’s investments executed during 2020 amounted to US$134.8 million, compared to US$234.9 million in 2019.

In July 2007, the government sold 75% of the equity of Pluna Airlines to Leadgate Investment Corporation (45%) and to Sociedad Aeronáutica Oriental S.A. (30%), and retained a 25% stake in the airline under Pluna Ente Autónomo (Pluna Autonomous Entity). The new company was called Pluna Líneas Aéreas S.A. In 2011, Pluna incurred severe losses, and its liquidity and financial condition deteriorated severely. On June 15, 2012, Leadgate—the controlling shareholder—transferred all of its shares in Pluna to a trust under the surveillance of the Uruguayan government. In July 2012, Pluna suspended all flights and initiated a judicial reorganization procedure. Thereafter, Congress passed Law No. 18,931 to reorganize the operations of the airline, including by disposing of Pluna’s assets. In October 2012, through a trust created pursuant to Law No. 18,931, the government conducted an auction for the sale of seven of Pluna’s aircrafts. The auction was initially awarded to Cosmo S.A., a company organized under the laws of Spain, however, the transaction was not completed. In December 2013, the Supreme Court of Uruguay declared several provisions of Law No. 18,931 unconstitutional. As a result, the transfer of the Pluna aircraft to the trust was reversed and they remained property subject to liquidation by Pluna’s receiver until their sale in 2014 to Strategic Air Finance (SAF) for US$77 million. On December 9, 2016, the Juzgado Letrado de Concurso de Primer Turno (Insolvency Procedure Court) approved a distribution agreement among Pluna Airlines’ creditors. On December 6, 2017, Congress enacted legislation suppressing Pluna Ente Autónomo as of December 31, 2017, and transferring its remaining assets, liabilities and personnel to the Uruguayan government.

At this time, the government has no plans to privatize any public sector enterprises.

For a description of government participation in the Uruguayan economy see “The Economy—Role of the State in the Economy.”

Employment, Labor and Wages

Employment

The employment rate decreased from 58.4% in 2016 to 54.3% in 2020. Unemployment rose from 7.8% in 2016 to 10.3% in 2020.

The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor

(% by population)

	2016	2017	2018	2019	2020
Nationwide:
Participation rate(1) (2)	63.4%	62.9%	62.4%	62.2%	60.5%
Employment rate(3)	58.4	57.9	57.2	56.7	54.3
Unemployment rate(4)	7.8	7.9	8.3	8.9	10.3
Montevideo:
Participation rate(1) (2)	65.8	65.2	64.5	64.5	62.8
Employment rate(3)	60.4	59.9	58.9	58.8	56.8
Unemployment rate(4)	8.2%	8.2%	8.7%	8.8%	9.5%

(1)

To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.

(2)	Labor force as a percentage of the total population above the minimum age requirement.
(3)	Employment as a percentage of the total population above the minimum age requirement.
(4)	Unemployed population as a percentage of the labor force.

Sources: National Institute of Statistics and Banco Central.

The composition of employment by activities in Uruguay generally reflects the composition by activities of the GDP. Unionized labor in Uruguay is concentrated primarily in the public sector and the manufacturing, construction and financial services sectors of the economy.

The following table sets forth information regarding the percentage of the labor force by sector of the economy for the periods indicated.

Labor force (1)

(% by sector)

	2016	2017	2018	2019	2020(2)
Agriculture, livestock, fishing and mining	8.4%	8.9%	8.5%	8.4%	N.A.
Manufacturing, electricity, gas and water, and construction services	19.9	19.6	19.0	18.8	N.A.
Services	71.7	71.5	72.4	72.8	N.A.

Total	100.0%	100.0%	100.0%	100.0%	N.A.

(1)	Data refers to total country population.
(2)

Due to the COVID-19 pandemic, the continued household survey through which the information presented in this table is obtained became non-face-to-face. Therefore, while there is information on labor force participation by sector, the data would not be comparable with the face-to-face survey conducted in prior years.

N.A. = Not Available.

Source: National Institute of Statistics.

Strikes and other actions by unions occur on occasion, normally in the form of general, one-day strikes. In cases of strikes that threaten to have a material adverse effect on private or public sector functions, the government can declare that the labor functions which are the subject of the strike provide “essential services” to the country, thereby making the strike illegal. In various instances during the past ten years, the government has threatened to disband or disbanded strikes on the basis that the services provided were essential to the country. According to the “Indice de conflictividad laboral” (labor conflict index) published by Universidad Católica del Uruguay, In 2016, the labor conflict index evidenced a decrease in conflict compared to 2015, mainly due to wage improvements. In 2017, the labor conflict index again evidenced a decrease in conflict compared to 2016, mainly due to improvements in wages and safer working conditions. In 2018, the labor conflict index was 12% higher than in 2017, registering an increase compared to the two previous years. Education was the sector with the greatest level of conflict, accounting for 59% of total conflicts. In a year of intense wage-negotiation, 52% of sectoral conflicts were due to wage claims. In 2020, the labor conflict index decreased, being the lowest since 2009, mainly due to the measures implemented by the government to contain the COVID-19 pandemic, such as the postponement of the discussion of certain labor matters, the encouragement of a remote working system due to mobility restrictions and the suspension of some economic activities.

In June 2019, the International Labor Organization’s (“ILO”) Conference Committee on the Application of Standards recommended that Uruguay revise its collective bargaining legislation, after receiving complaints from certain labor unions and business representatives alleging that the collective bargaining legislation affected their freedom of contract. In August 2019, following the recommendations of the ILO, the Republic submitted to the ILO’s Committee of Experts a report describing a series of measures adopted towards the full implementation of the ILO’s practices on collective bargaining and on the right to unionize. On October 31, 2019, in furtherance of the ILO’s request, the Executive Power submitted draft legislation to Congress (while it was in session), including amendments to the collective bargaining law. In 2020, the Consejo Superior Tripartito, a labor relations governance body and the Ministerio de Trabajo y Seguridad Social (MTSS), proposed the formation of a new working group to address Uruguay’s commitments to ILO’s conventions and to draft a new bill addressing the legislation. The group is set to convene in 2021.

Wages

The following table sets forth information relating to wages for the periods indicated.

Average Real Wages

(annual average % change from previous year)

	2016	2017	2018	2019	2020
Average real wages	1.6%	3.0%	0.2%	1.3%	(1.7)%
Public sector	1.9	1.9	0.5	1.8	(0.7)
Private sector	1.4%	3.5%	—	1.0%	(2.3)%

Source: National Institute of Statistics.

Since 2005, increases in nominal wages have been discussed within the context of a collective bargaining mechanism involving the principal sectors of the economy (with government participation in the negotiations), and frequently providing for backward-indexation of wages. Under the collective bargaining rules, each private sector of the economy negotiates wage increases twice a year while the public sector does so once a year. In 2015, the government introduced new wage-setting guidelines for the private sector, to moderate the indexation of wages to past inflation and reduce inflation inertia. The government’s guidelines proposed a 3-year declining path of wage increases set in nominal terms, that varied by sector depending on growth performance. A second round of wage negotiations under the 2015 wage-setting scheme took place during 2018. In March 2018, the government introduced a revised set of guidelines, incorporating lower nominal wage increases (compared to 2015) in the context of reduced inflation. For the first year of the three-year cycle, the nominal wage adjustment proposed to unions and companies was 6.5% (low-growth sectors), 7.5% (medium-growth sectors) and 8.5% (dynamic sectors). For the second year, the nominal wage adjustment proposed was 6%, 7% and 8%, respectively, and for the third year, 5%, 6% and 7%, respectively.

On June 18, 2020, the government introduced a set of wage-setting guidelines for the eighth private sector wage negotiation round, as the terms of the seventh round expired on June 30, 2020. On July 7, 2020, the government and unions reached an agreement, pursuant to which (i) nominal wages were set to increase by 3% for the most affected sectors (i.e., those where the workforce fell by 10% from November 2019 to November 2020), (ii) a final corrective adjustment for inflation (discounted by Uruguay’s GDP decrease in 2020), and (iii) workers with nominal wages equal to or lower than Ps. 22,595 as of January 1, 2020 were set to receive an additional 1% increase in nominal wages, which will not be deducted from the final corrective adjustment.

In 2016, real wages increased by 1.6% on average, with an increase in public sector real wages of 1.9% and an increase in private sector real wages of 1.4%. In 2017, real wages increased by 3.0% on average with an increase in public sector wages of 1.9% and an increase in private sector real wages of 3.5%. In 2018, real wages increased by 0.2% on average with an increase in public sector wages of 0.5% and no increase in private sector real wages. In 2019, real wages increased by 1.3% on average, with an increase in public sector real wages of 1.8% and an increase in private sector real wages of 1.0%. In 2020, real wages decreased by 1.7% on average, with a decrease in public sector real wages of 0.7% and a decrease in private sector real wages of 2.3%.

Poverty and Income Distribution

According to the most recent estimates of the National Statistics Institute, the percentage of Uruguayan households with an income below the minimum amount needed to purchase essential food and non-food requirements was 8.1% in 2020, compared to 6.2% in 2016.

While Uruguay has disparities in the distribution of wealth and income, such disparities are of a lesser magnitude than for most other Latin American nations. According to the 2020 Social Outlook report published by the ECLAC, in 2019, 46% of household income in Uruguay was concentrated in the hands of the top 20% of the population in comparison to 58% for Brazil, 57% for Colombia and 52% for Chile, according to ECLAC’s methodology of calculation.

The following table sets forth the data on the accumulated income distribution for the periods indicated.

Evolution of Accumulated Income Distribution of Uruguay

(% of national income)

Income Group	2016	2017	2018	2019	2020(1)
Lowest 40%	18.8%	18.8%	18.9%	18.8%	N.A.
Next 30%	26.4	26.3	26.3	26.3	N.A.
Next 20%	27.8	27.6	27.7	27.8	N.A.
Highest 10%	27.0	27.3	27.2	27.1	N.A.

Total	100.0%	100.0%	100.0%	100.0%	N.A.

(1)

Due to the COVID-19 pandemic, the continued household survey through which the information presented in this table is obtained became non-face-to-face. Therefore, the data would not be comparable with the face-to-face survey conducted in prior years.

N.A. = Not Available.

Source: National Institute of Statistics.

The government has sought to address problems relating to poverty through health care accessibility and other social policy measures. See “The Economy—The Economic Policies of the Lacalle Pou Administration.” Uruguay has a public health system that gives access to services on a sliding-scale basis, where fees are based on a citizen’s ability to pay, and guarantees medical care for workers. The government also maintains funds for the extraordinary medical expenses of the needy.

Environment

Uruguay pursues sustainable development, where economic growth is achieved while mitigating greenhouse emissions and making the economy climate-resilient. Uruguay’s growth in recent years was accompanied by a significant reduction in the intensity of emissions on an aggregate basis throughout its economy and even decreasing absolute emissions in some key activities, such as electricity generation. This favorable management of greenhouse emissions was possible due to the convergence of national public policies related to climate change, sectoral and departmental public policies, as well as awareness actions promoted by the private sector, academia and civil society.

To contribute to the implementation of a sustainable development model that is resilient and low-carbon, Uruguay deployed a very ambitious set of early actions, especially in some key sectors, facilitated by a significant volume of investments promoted by public policies. In 2020, approximately 6% of total energy generation derived from fossil sources and the remaining 94% from renewable sources (20% biomass, 30% hydroelectric, 41% wind energy and 3% solar energy).

The government also contributed to the reduction of emissions in the economy by granting tax benefits to low-carbon productive investments, such as in forestry and in renewable energy projects under an investment promotion regime. Likewise, in the beef cattle, dairy and rice production sectors, public policies accompanied strong investments and technological changes that allowed an increase in productivity and a reduction in the intensity of emissions per product unit, in furtherance of the international commitments under the Paris Agreement.

Uruguay has demonstrated its commitment to the environment by ratifying the following agreements:

•

The Kyoto Protocol adopted during the UNFCCC’s III Conference on Climate Change (the “Kyoto Protocol”), which entered into force in February 2005, and its 2012 amendment (the “Doha Amendment”). The Kyoto Protocol aims at reducing emissions of six gases generated by human activity that cause global warming (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulfur hexafluoride), and the Doha Amendment provides for a commitment period to reduce greenhouse gas emissions through December 2020.

•

The Paris Agreement adopted during the UNFCCC’s XXI Conference on Climate Change (the “Paris Agreement”), which entered into force in November 2016. The Paris Agreement establishes an international mechanism to deal with climate change and limiting global temperature increases. In 2017, the Executive Power enacted a decree approving the Política Nacional de Cambio Climático (National Climate Change Policy), which sets forth a long-term strategic framework to guide the reforms that Uruguay intends to adopt to mitigate climate change and meet the obligations it assumed under the Paris Agreement. Pursuant to the National Climate Change Policy, Uruguay published its objectives to mitigate climate change, which included (i) reducing CO2, CH4 and N2O emissions intensity per unit of GDP by 24%, 57% and 48%, respectively, by 2025 compared to 1990, (ii) maintaining 100% of the area of native forest in 2012 (849,960 hectares), the effective area under forest plantation management in 2015 (763,070 hectares) and the area of forest plantations for shade and shelter in 2012 (77,790 hectares). As of the date of this annual report, Uruguay is working on a long-term strategy on climate change, which it intends to present at the 26th United Nations Climate Change Conference.

Further, Uruguay has implemented significant institutional reforms and programs to prevent climate change, including most recently:

•

In March 2016, the Ministry of Housing, Zoning and the Environment launched its Programa para la Reducción de Emisiones Causadas por la Deforestación y la Degradación Forestal (Program to Reduce Emission Caused by Deforestation and Forest Degradation), which aims at preventing climate change through incentives designed to prevent deforestation and protect the quality and integrity of forests. The program identifies native forest deterioration causes and creates action plans to mitigate them, prioritizing those areas with water basins, as well as livestock and agriculture production areas. Further, in 2017, a system for monitoring, reporting, verification of and the design of measures to prevent greenhouse gases was created under the Program to Reduce Emission Caused by Deforestation and Forest Degradation.

•

In June 2016, Congress enacted legislation creating the Sistema Nacional Ambiental (National Environmental System), which aims at shaping, coordinating and strengthening environmental, water and climate change policies, fostering sustainable environmental development that preserves ecosystems and promoting the protection of water sources and its rational use.

•

In August 2018, Congress enacted legislation to prevent and reduce the environmental impact derived from the use of plastic bags, with measures designed to discourage their use and promote their re-use or recycling and prohibiting the manufacture, import, distribution, sale and delivery of plastic bags that are not compostable or biodegradable.

•

In October 2018, Congress enacted legislation to implement a subsidies program to support the transition towards the use of more efficient and sustainable technologies in public bus services nationwide, to replace up to 4% of the current diesel engine bus fleets with electric-engine buses during a seven year period. This law is earmarked within the National Plan of Energy Efficiency, and complements a set of other fiscal incentives to foster the use of electric services in private cars as well as taxis.

•

In line with the commitments assumed under the United Nations Framework Convention on Climate Change (“UNFCCC”), Uruguay has promoted a series of national plans to adapt to and to mitigate the effects of climate change, such as the Plan Nacional de Adaptación a la Variabilidad y el Cambio Climático para el Sector Agropecuario (National Adaptation Plan to Variations and Climate Change in the Farming Sector), the Plan Nacional de Adaptación para la Zona Costera (National Adaptation Plan for the Coastal Zone) and the Plan Nacional de Adaptación en Ciudades e Infraestructuras (National Adaptation Plan for Cities and Infrastructure).

•	In July 2020, the government created the Ministry of Environment, tasked with formulating, executing, supervising and evaluating national policies for the protection of the environment.

•

In October 2020, the Ministry of Economy and Finance joined the Coalition of Finance Ministers for Climate Action Ministerial Forum. Subsequently, the principles adopted by the World Medical Association Declaration of Helsinki in 1964, as amended (“Helsinki Principles”) were explicitly incorporated in the 2020-2024 budget law.

•

In November 2020, the Central Bank joined the Network for Greening the Financial System (“NGFS”), which groups around 40 central banks, supervisory agencies and international financial institutions. The main purpose of the NGFS is strengthening the global response required to meet the Paris Agreement’s objectives. It also seeks to enhance the role of the financial system to manage risks and mobilize capital for green and low-carbon investments to achieve environmentally-sustainable development.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

On December 17, 2020, Banco Central conducted a periodic re-basing of its national account calculations (including GDP), updating the base year of such calculations from 2005 to 2016 (the “Adequacy Plan to International Standards”), which implied a GDP increase in nominal terms compared to prior measurements, mainly due to greater coverage in certain activities that incorporated new sources of information.

The following tables set forth information regarding GDP and expenditures for the periods indicated. The figures included in the table entitled “Nominal GDP by Expenditure” are based on current (nominal) prices for each year, whereas the percentage figures included in the table entitled “Change in GDP by Expenditure” are based on 2016 prices (in accordance with the Adequacy Plan to International Standards) to eliminate distortions introduced by changes in relative prices.

GDP and Expenditures

(millions of 2016 pesos, except as otherwise indicated)

	2016(1)		2017(1)	2018(1)	2019(1)	2020(1)
GDP	Ps. 1,726,406		Ps. 1,754,508	Ps. 1,762,893	Ps. 1,769,071	Ps. 1,665,426
Imports of goods and services	373,230		399,637	399,559	405,428	361,607

Total supply of goods and services	2,099,636		2,154,145	2,162,452	2,174,499	2,027,033
Exports of goods and services	465,341		488,365	479,960	497,459	416,738

Total goods and services available for domestic expenditures	Ps. 1,634,295		Ps. 1,665,780	Ps. 1,682,492	Ps. 1,677,041	Ps. 1,610,295

Allocation of total goods and services:
Consumption (public and private)	1,332,955		1,374,957	1,405,576	1,414,476	1,326,756
Gross investment (public and private)	301,340		290,823	276,915	262,565	283,539

Total domestic expenditures	Ps. 1,634,295		Ps. 1,665,780	Ps. 1,682,492	Ps. 1,677,041	Ps. 1,610,295

GDP growth (%) (2)	N.A.	(3)	1.6%	0.5%	0.4%	(5.9)%

N.A. = Not Available.

(1)	Preliminary data.
(2)	% change from previous year, 2016 prices.
(3)	GDP figures under the re-based National Accounts statistics are only available as of 2016, so the annual rate of change can only be calculated starting in 2017.
Source:	Banco Central.

Nominal GDP by Expenditure

(% of total nominal GDP)

	2016(1)	2017(1)	2018(1)	2019(1)	2020(1)
Private Consumption	61.2%	62.2%	63.3%	62.4%	61.0%
Government and NPISH consumption	16.0	16.5	16.8	17.1	17.7
Gross Fixed Investment	17.0	16.3	15.0	15.4	16.4
Exports of goods and services	27.0	26.1	26.4	27.8	25.4
Imports of goods and services	21.6%	20.7%	21.4%	21.9%	21.0%

(1)	Preliminary data.

Source: Banco Central.

Change in GDP by Expenditure

(% change from previous year, 2016 prices)

	2016(1) (2)	2017(1)	2018(1)	2019(1)	2020(1)
Private Consumption	N.A.	3.6%	2.1%	0.5%	(6.2)%
Government and NPISH consumption	N.A.	1.3	2.6	1.1	(6.4)
Gross Fixed Investment	N.A.	0.4	(9.0)	0.8	(0.5)
Exports of goods and services	N.A.	4.9	(1.7)	3.6	(16.2)
Imports of goods and services	N.A.	7.1%	0	1.5%	(10.8)%

N.A. = Not Available.

(1)	Preliminary data. GDP figures under the re-based National Accounts statistics are only available as of 2016, and thus annual changes are only available since 2017.

Source: Banco Central.

Principal Sectors of the Economy

The Uruguayan economy relies heavily on services, including the commerce, restaurants and hotels sector, which involves a wide range of tourism services, the financial and insurance sector, the real estate and business services sector and the government sector.

In 2020, GDP decreased by 5.9% in real terms, after growing by 0.4% in 2019, 0.5% in 2018, and 1.6% in 2017, in each case with respect to the prior year. The decrease in real GDP in 2020 was mainly driven by decreases in the electricity, gas and water, commerce, restaurants and hotels, professional activities and leasing and health, education, real estate and other services sectors as a consequence of the supply and demand shocks, as well as restrictions to social mobility and cross-border movements, arising from the national sanitary emergency driven by the COVID-19 pandemic. In 2020, services accounted for approximately 65.6% of GDP, while the manufacturing and agriculture, livestock and fishing sectors together accounted for 18.0% of GDP.

The following tables set forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated. The discussion of the various sectors follows the order in which the sectors are presented in the tables. The percentages and figures included in the table entitled “Nominal GDP by Sector” are based on current (nominal) prices for each period, whereas the percentage figures included in the table entitled “Change in GDP by Sector” are based on 2016 prices to eliminate distortions introduced by changes in relative prices.

Nominal GDP by Sector

(in millions of US$ and % of GDP, nominal prices)

	2016(1)			2017(1)			2018(1)			2019(1)			2020(1)
Primary activities(2)	US$	4,005	7.0%	US$	3,606	5.6%	US$	3,930	6.1%	US$	4,106	6.7%	US$	4,149	7.7%
Manufacturing		6,290	11.0		6,481	10.1		6,991	10.8		6,387	10.4		5,516	10.3
Electricity, gas and water		1,559	2.7		1,902	3.0		1,790	2.8		1,576	2.6		1,369	2.6
Construction		2,806	4.9		2,914	4.5		2,798	4.3		2,802	4.6		2,591	4.8
Commerce, restaurants and hotels		7,678	13.4		8,548	13.3		7,907	12.3		7,471	12.2		6,606	12.3
Transportation, storage, information and communications		4,829	8.4		5,756	9.0		5,573	8.6		5,550	9.1		4,443	8.3
Financial Services		2,902	5.1		3,281	5.1		3,290	5.1		2,993	4.9		2,504	4.7
Professional activities and leasing		3,937	6.9		4,708	7.3		4,671	7.2		4,526	7.4		3,550	6.6
Public administration activities		2,776	4.8		3,119	4.9		3,151	4.9		3,028	4.9		2,753	5.1
Health, education, real estate and other services		14,303	24.9		16,670	25.9		16,950	26.3		15,747	25.7		13,902	26.0
GDP (in millions of US$ at nominal prices)	US$	57,385	100.0%	US$	64,284	100.0%	US$	64,487	100.0%	US$	61,182	100.0%	US$	53,573	100.0%

Nominal GDP per capita(3)	US$	16,489		US$	18,403		US$	18,393		US$	17,388		US$	15,172

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.
(3)	Figures refer to nominal GDP and are not adjusted by purchasing power.

Source: Banco Central.

Change in GDP by Sector

(% change from previous year, 2016 prices)

	2016(1) (2)	2017(1)	2018(1)	2019(1)	2020(1)
Primary activities(3)	N.A.	(8.2)	4.5	(0.3)	(0.4)
Manufacturing	N.A.	(4.2)	5.8	(3.7)	(5.6)
Electricity, gas and water	N.A.	(3.7)	3.9	13.2	(12.5)
Construction	N.A.	(8.6)	(4.4)	5.2	1.8
Commerce, restaurants and hotels	N.A.	6.6	(6.5)	0.6	(9.1)
Transportation, storage, information and communications	N.A.	11.1	(1.0)	3.5	(6.5)
Financial Services	N.A.	3.1	0.3	1.2	(0.4)
Professional activities and leasing	N.A.	5.6	0.9	(0.2)	(10.6)
Public administration activities	N.A.	(1.0)	0.8	1.2	(0.5)
Health, education, real estate and other services	N.A.	2.2	1.8	(1.2)	(7.0)

Total GDP	N.A.	1.6	0.5	0.4	(5.9)

N.A. = Not Available.

(1)	Preliminary data.
(2)

GDP figures under the re-based National Accounts statistics are only available as of 2016, and thus annual changes are only available since 2017.Data includes agriculture, livestock, fishing and mining.

Source: Banco Central.

Primary Activities

The primary activities sector includes agriculture, livestock, fishing and mining. Uruguay’s territory consists primarily of vast plains, which, combined with its temperate climate, make the country well suited for agriculture and livestock. The mining sector mainly consists of stone and sand quarries. These products are used primarily in construction.

In 2017, the sector contracted by 8.2% mainly due to a decrease in soybean production, as described below. In 2018, the sector grew by 4.5%, particularly due to growth in the livestock sector. In 2019, the sector contracted by 0.3%, as a result of a decrease in livestock and forestry production, which was partially offset by an increase in the production of cereals and oil. In 2020, primary activities contracted by 0.4% compared to 2019, mainly due to a decrease in soybean production, which was partially offset by a favorable performance of winter crops, a greater demand for wood and an increase in milk collection.

The following table sets forth the production of selected primary goods for the periods indicated.

Selected Primary Goods Production

	2016	2017(1)	2018(1)	2019(1)	2020(1)
Cattle (in thousands of heads slaughtered)	2,264	2,346	2,355	2,251	2,024
Milk (in millions of liters)	1,775	1,924	2,063	1,970	2,077
Wool (in tons)	24,805	24,568	25,761	25,723	16,132

(1)	Preliminary data.

Source: Banco Central.

The following tables set forth percentage changes from prior years for agricultural and livestock production for the periods indicated, based on 2016 prices to eliminate distortions attributable to changes in relative prices.

Manufacturing

Manufacturing accounted for 10.3% of nominal GDP in 2020. In 2017, the manufacturing sector decreased by 4.2% in real terms compared to 2016, mainly due to a scheduled maintenance shutdown of the ANCAP refinery between February and October 2017. In 2018, the manufacturing sector grew by 5.8% in real terms compared to 2017, mainly due to the reopening of the ANCAP refinery. In 2019, the manufacturing sector contracted by 3.7%, in real terms compared to 2018, due to a decrease in activity in most industries, except for paper pulp production, beverages and tobacco industries. In 2020, the manufacturing sector contracted by 5.6% compared to 2019, mainly due to a decrease in oil-refining, meat-packing and textile activities, which was partially offset by an increase in the production of pulp-mills and the manufacture of cleaning and toilet products.

Electricity, Gas and Water

Energy consumption in Uruguay consists of oil and gas, electricity and wood. Electricity is produced primarily from hydroelectric sources and wind-power and is provided by Usinas y Transmisiones Eléctricas or UTE, a state-owned entity. Electricity can be imported freely and Uruguay has imported electricity from Argentina and Brazil. In March 2009, Uruguay and Brazil agreed to build an electrical transmission line between San Carlos (Uruguay) and Candiota (Brazil), with an intermediate frequency converter in Cerro Largo (Uruguay), with financing provided by the Structural Funds of the Mercosur, the CAF and the National Treasury of Brazil. The building of the line, with a transmission capacity of 500MW, was completed in 2016 and Uruguay made its first exports of electricity to Brazil in May 2017. Uruguay also exports electricity to Argentina. Uruguay imports all of its oil and gas supplies from various international sources and has a state-owned oil refining company, ANCAP. Uruguay’s economy is therefore exposed to fluctuations in international oil prices. With a view to reducing oil imports, ANCAP invested in biodiesel plants that became operative in 2009. To increase its fuel transportation capacity, ANCAP has also invested in vessels. ANCAP also awarded private sector enterprises with hydrocarbon exploration and exploitation contracts in on-shore and off-shore Uruguayan areas. Natural gas can be imported freely, and its distribution and transportation have been opened to private investment. See “The Economy—Role of the State in the Economy.”

The electricity, gas and water sector’s performance has varied over the past four years, mainly as a result of the electricity sector’s performance, which in turn depends on the type of electricity generated. In 2017, the electricity, gas and water sector contracted by 3.7% in real terms, mainly due to a decrease in the generation of hydroelectric energy by the end of the year. In 2018 and 2019, the electricity, gas and water sector grew by 3.9% and 13.2% in real terms, respectively, driven primarily by the generation of electricity using renewable sources, primarily hydroelectric. In 2020, the electricity, gas and water sector contracted by 12.5% compared to 2019, mainly due to a lower generation of hydro energy. In 2020, 41% of total energy generation derived from wind energy, 30% from hydroelectric energy, 20% from biomass waste, 6% from gas oil, fuel oil and natural gas, and 3% from solar energy.

Construction

In 2017, the construction sector contracted by 8.6% in real terms, mainly due to a decrease in the level of public and private sector investments. In 2018, the construction sector contracted by 4.4% in real terms, mainly due to a decrease in private sector construction, the completion of infrastructure projects related to wind energy and a decrease in roadworks. In 2019, the construction sector grew by 5.2% in real terms. In 2020, the construction sector grew by 1.8% in real terms, mainly due to work related to the construction of a new railway line connecting the center of the country with the port of Montevideo, and a new paper pulp mill by UPM, which was partially offset by a decrease in the construction of buildings and other public works. See “The Economy—Role of the State in the Economy—Large-scale Foreign Direct Investments and Public-Private Partnerships for Infrastructure Development.”

Commerce, Restaurants and Hotels

In 2017, the commerce, restaurants and hotels sector grew by 6.6% in real terms, and accounted for 13.3% of GDP. In 2018, the commerce, restaurants and hotels sector decreased by 6.5% in real terms, mainly due to the decrease in sales of motor vehicles and the deceleration in domestic sales, and accounted for 12.3% of GDP. In 2019, the commerce, restaurants and hotels sector increased by 0.6% in real terms and accounted for 12.2% of GDP. In 2020, the commerce, restaurants and hotel sectors contracted by 9.1% in real terms, mainly driven a significant decrease in inbound tourism due to the closure of borders as a result of the COVID-19 outbreak, and accounted for 12.3% of GDP.

Transportation, Storage and Communications

In 2017, the transportation, storage and communications sector grew by 11.1%, while in 2018 it decreased by 1.0% in real terms. In 2019, the transportation, storage and communications sector grew by 3.5% in real terms, mainly due to an increase in the use of mobile data services. In 2020, the transportation, storage, information and communications sector contracted by 6.5%, mainly due to a decrease in passenger transport services as a result of mobility restrictions imposed by the government to address the COVID-19 outbreak. This decrease was partially offset by an increase in the use of data services.

Financial Services

The financial services sector grew by 3.1% in 2017, mainly due to an increase in insurance services. In 2018, the financial sector grew by 0.3%, mainly driven by an increase of insurance services and financial intermediation services. In 2019, the financial sector grew by 1.2%, mainly due to an increase in insurance services, which was partially offset by a contraction in the rest of the sector. In 2020, the financial services sector contracted by 0.4% in real terms, mainly due to the decrease in all financial services other insurance services, pension fund services and financial intermediation.

Uruguay established a strong reputation as a regional financial center in the early 1980s, primarily due to its free foreign exchange and capital markets, which were liberalized in 1974, its banking and tax reporting secrecy legislation, and its low tax rates. During periods of economic turmoil in the region, such as 1995, 1998 and 2001, Uruguay’s financial sector saw deposits from foreign sources increase as depositors sought a safer haven for their savings.

Beginning in 2002, Uruguay’s financial sector was significantly affected by Argentina’s crisis. Large withdrawals of deposits during 2002 significantly exceeded the liquidity of four private banks (including the two largest private banks which were branches of Argentine based banks), which ceased to operate and entered a liquidation stage. Through multilateral financial support from the IMF, the World Bank and the IADB, the government was able to provide the necessary liquidity to government-owned banks and to the three largest private banks to honor sight deposits existing as of July 30, 2002, thereby mitigating to some extent the impact of the crisis of the banking sector on the economy as a whole. For information on measures adopted by the government to strengthen the banking systems following the 2002 crisis see “The Banking Sector—Uruguay’s Banking System Following the 2002 Crisis.”

The financial and insurance services sector’s contribution to GDP grew at a slower pace after 2002 compared to other sectors of the economy. However, since 2008, the financial and insurance services sector’s contribution to GDP has improved.

In 2020, the financial services sector accounted for approximately 4.7% of nominal GDP.

Health, education, real estate and other services

In 2020, the health, education, real estate and other services sector contracted by 7.0% in real terms, mainly due to the impact of the COVID-19 pandemic and the measures introduced by the government to reduce the spread of the virus, which affected the normal functioning of private enterprises and face-to face attendance in schools. In 2020, the health, education, real estate and other services sector represented 26% of GDP.

FOREIGN MERCHANDISE TRADE

Uruguay’s merchandise exports primarily comprise commodities (farm products, such as meat and grains, and paper pulp).

In 2016, merchandise exports decreased by 6.7% (measured in U.S. dollars) compared to 2015, mainly as a result of a decrease in exports of agricultural products. In 2017, merchandise exports increased by 9.6% (measured in U.S. dollars) compared to 2016, mainly as a result of an increase in exports of agricultural products. In 2018, merchandise exports decreased by 0.7% (measured in U.S dollars), mainly as a result of a decrease in exports of agricultural products driven primarily by a severe drought that affected the 2017/2018 harvest season. In 2019, merchandise exports increased by 1.2% (measured in U.S dollars), mainly as a result of an increase in exports of agricultural products. In 2020, merchandise exports decreased by 12.7% (measured in U.S dollars), mainly as a result of a decrease in exports of processed meats and paper pulp.

In 2016, merchandise imports decreased by 14.3% (measured in U.S. dollars) compared to 2015, mainly as a result of a decrease in imports of intermediate goods. In 2017, merchandise imports increased by 3.9% (measured in U.S. dollars) compared to 2016, mainly as a result of an increase in imports of consumer and intermediate goods. In 2018, merchandise imports increased by 5.1% (measured in U.S. dollars), mainly of capital and intermediate goods. In 2019, merchandise imports decreased by 7.3% (measured in U.S. dollars), mainly as a result of a decrease in imports of intermediate, consumer and capital goods. In 2020, merchandise imports decreased by 8.3% (measured in U.S. dollars), mainly as a result of a decrease in imports of intermediate and consumer goods.

A significant portion of Uruguay’s merchandise trade has involved its neighbors and principal trading partners, Argentina and Brazil. With the initial consolidation of the Mercosur in the 1990s, Brazil and Argentina became Uruguay’s principal trading partners. By 1998, those two countries together accounted for more than 50% of Uruguay’s exports. This regional concentration has subjected Uruguay’s economy to the volatility that has characterized the economies of Uruguay’s neighbors. To mitigate the adverse impact on Uruguay’s foreign trade resulting from imbalances that develop within Mercosur, the government has actively promoted Uruguayan exports in markets outside Mercosur within the framework of regional as well as bilateral agreements. See “República Oriental del Uruguay—Foreign Policy and Membership in International and Regional Organizations.” The increased competitiveness of Uruguayan exports in the global economy since 2002 resulted in exports to the region becoming less significant as a percentage of Uruguay’s total exports.

Exports to Argentina and Brazil accounted for 19.6% in 2016, 19.1% in 2017, 17.1% in 2018, 15.7% in 2019 and 16.9% in 2020. Even more significantly, Argentina and Brazil accounted for 31.3% of total imports in 2016, 32.0% in 2017, 30.8% in 2018, 31.9% in 2019 and 34.1% in 2020. In 2016, exports to Brazil included milk and dairy products, plastics and cereals, exports to Argentina included wire, motor vehicles and parts, and chemicals, and exports to Venezuela consisted mainly of chemicals and rice. In 2017, exports to Brazil included milk and dairy products, plastics and cereals, and exports to Argentina included wire, motor vehicles and parts, and chemicals. In 2018, exports to Brazil included milk and dairy products, plastics and cereals, exports to Argentina included wire, motor vehicles and parts, and chemicals. In 2019, exports to Brazil included plastics, milk and motor vehicles and parts, while, exports to Argentina included wire, chemicals and electrical supplies. Although Uruguay’s dependence on regional trade has lessened, a continued slowdown in Argentina and Brazil could continue to significantly weigh on Uruguay’s economy. Despite significant international reserves and a robust debt profile, Uruguay’s fiscal imbalances and other economic rigidities may hamper the economy’s ability to absorb regional and other external shocks. In 2020, exports to Brazil included milk and dairy products, plastics and cereals, and exports to Argentina included chemicals, wire and electrical supplies.

Exports to China accounted for 10.7% in 2016, 16.3% in 2017, 16.6% in 2018, 20.9% in 2019 and 17.4% in 2020. On balance, trade between Uruguay and China has historically favored China. However, this trend has eased over the years and, in 2020, the commercial balance between the two countries was almost in balance. In recent years, exports to China included live cattle, meat by-products, wood, dairy products, sheep and wool and barley.

The United States is another of Uruguay’s major trading partners. The United States has attracted an increasing percentage of Uruguay’s total merchandise exports in recent years. In 2016, the weight of exports to the United States decreased to 5.4% of total exports while imports from the United States accounted for 6.9% of total imports. In 2017, the weight of exports to the United States decreased to 5.0% of total exports whereas imports accounted for 10.9% of total imports. In 2018, the weight of exports to the United States remains at 5.0% of total exports whereas imports from the United States accounted for 7.9% of total imports. In 2019, the weight of exports to the United States decreased to 4.9% whereas imports from the United States accounted for 9.2% of total imports. In 2020, the weight of exports to the United States increased to 6.5% whereas imports accounted for 11.4% of total imports.

Merchandise exports have historically been concentrated on agriculturally based traditional and manufactured products, such as wool, meat, rice, textiles and more recently, paper pulp. Uruguay was first declared free of foot and mouth disease in 1995. This measure granted Uruguay access to broader markets and allowed it to obtain higher prices for its beef. Uruguay’s traditional export markets include Brazil, Chile, Israel and the European Union. Since 2008, paper pulp accounts for a significant portion of Uruguay’s exports. The government has promoted pulp mills to increase and diversify exports, increase productivity and long-term prospects for Uruguay’s economy. See “Balance of Payments—Foreign Investment.”

In 2016, merchandise exports totaled US$8.3 billion, representing a 6.7% decrease compared to 2015, primarily due to a decrease in non-traditional exports. Exports of paper pulp accounted for 15.1% of Uruguay’s total exports in 2016. In 2017, merchandise exports totaled US$9.1 billion, representing a 9.6% increase compared to 2016, primarily due to an increase in certain traditional exports (processed meats and paper pulp). Exports of paper pulp accounted for 14.7% of Uruguay’s total exports in 2017. In 2018, merchandise exports totaled US$9.0 billion, representing a 0.7% decrease compared to 2017, primarily due to a decrease in agricultural product exports. Exports of paper pulp accounted for 18.6% of Uruguay’s total exports in 2018. In 2019, merchandise exports totaled US$9.1 billion, representing a 1.2% increase compared to 2018, mainly as a result of an increase in agricultural products, processed meats and plastics products. In 2020, merchandise exports totaled US$8.0 billion, representing a 12.7% decrease compared to 2019, mainly as a result of a decrease in processed meats and paper pulp. Exports of paper pulp accounted for 13.8% of Uruguay´s total exports in 2020.

In 2016, exports of oil and refined products, wheat and rice, and chemicals increased by 53.1%, 12.9% and 5.6%, respectively, each as compared to 2015, while exports of motor vehicles and parts, plastic products, agricultural products and textiles decreased by 67.3%, 21.5%, 18.6% and 15.7%, respectively, each as compared to 2015.

In 2017, exports of agricultural products, processed meats, dairy products, wheat and rice, textiles, paper pulp, plastic products, motor vehicles parts and others increased by 23.4%, 6.7%, 4.7%, 14.3%, 7.1%, 3.6%, 17.2%, 53.0% and 24.2% respectively, each as compared to 2016, while exports of leather goods, chemicals, oil and refined products and other foodstuffs decreased by 13.7%, 2.0%, 49.7% and 7.1% respectively, each as compared to 2016.

In 2018, exports of processed meats, dairy products, textiles, paper pulp, chemicals, oil and refined products, plastic products, motor vehicles and parts and others increased by 8.6%, 14.0%, 10.8%, 25.1%, 3.6%, 32.2%, 23.0%, 43.5% and 4.7% respectively, each as compared to 2017, while exports of wheat and rice, other foodstuffs and leather goods decreased by 14.8%, 2.4% and 9.1% respectively, each as compared to 2017. In 2018, agricultural products decreased by 52.6% when compared to 2017, mainly as a result of a severe drought that affected the 2017/2018 harvest season.

In 2019, exports of agricultural products, processed meats, other foodstuffs and plastic products increased by 90.1%, 8.6%, 7.7% and 8.0% respectively, each as compared to 2018, while exports of dairy products, wheat and rice mills, textiles, leather goods, paper pulp, chemicals oil and refined products, motor vehicles and parts and other decreased by 3.5%, 16.7%, 18.2%, 31.7%, 9.3%, 10.6%, 81.4%, 9.3% and 18.1% respectively, each as compared to 2018.

In 2020, exports of wheat and rice mills and chemicals increased by 30.2% and 1.9%, respectively, each as compared to 2019, while exports of agricultural products, processed meats, leather goods, paper pulp and motor vehicles decreased by 18.8%, 11.2%, 47%, 25.3% and 29.6%. During the second half of 2020, prices of certain of Uruguay’s goods exports reflected an upward trend. In particular, the price of soybeans reached a six-year maximum (increasing from 346 US$/ton as of December 31, 2019 to 520 US$/ton as of March 31, 2021), supported by higher demand from China and adverse weather conditions in several large producing countries.

In 2016, total imports decreased by 14.3% compared to 2015, of which 30.7% represented consumer goods, 50.1% intermediate goods and 19.1% capital goods. In 2017, total imports increased by 3.9% compared to 2016, of which 33.6% represented consumer goods, 53.1% intermediate goods and 13.3% capital goods. In 2018, total imports increased by 5.1% compared to 2017, of which 31.5% represented consumer goods, 55.4% intermediate goods and 13.0% capital goods. In 2019, total imports decreased by 7.3% compared to 2018, of which 32.6% represented consumer goods, 53.8% intermediate goods and 13.6% capital goods. In 2020, total imports decreased by 8.3% compared to 2019, of which 32.4% represented consumer goods, 52.9% intermediate goods and 14.6% capital goods.

The following tables set forth information on exports and imports for the periods indicated.

Merchandise Trade

(in millions of US$ and % of total exports/imports)

	2016			2017(1)			2018(1)			2019(1)			2020(1)
EXPORTS (FOB)
Agricultural products	US$	1,141	13.7%	US$	1,408	15.5%	US$	669	7.4%	US$	1,273	13.9%	US$	1,033	12.9%
Processed meats		1,752	21.1		1,868	20.5		2,028	22.4		2,200	24.0		1,953	24.4
Dairy products		564	6.8		591	6.5		673	7.4		650	7.1		640	8.0
Wheat and rice mills		396	4.8		452	5.0		386	4.3		321	3.5		418	5.2
Other foodstuffs		707	8.5		657	7.2		641	7.1		691	7.5		686	8.6
Textiles		163	2.0		175	1.9		194	2.1		158	1.7		76	0.9
Leather goods		275	3.3		238	2.6		216	2.4		148	1.6		78	1.0
Paper pulp		1,256	15.1		1,342	14.7		1,680	18.6		1,467	16.0		1,096	13.7
Chemicals		463	5.6		454	5.0		470	5.2		421	4.6		429	5.4
Oil and refined products		34	0.4		17	0.2		22	0.2		4	—		6	0.1
Plastic products		116	1.4		136	1.5		168	1.9		181	2.0		163	2.0
Motor vehicles and parts		80	1.0		123	1.3		176	1.9		160	1.7		113	1.4
Other		1,368	16.4		1,649	18.1		1,726	19.1		1,482	16.2		1,299	16.3

Total exports	US$	8,316	100.0%	US$	9,110	100.0%	US$	9,050	100.0%	US$	9,155	100.0%	US$	7,989	100.0%

IMPORTS (CIF)
Consumer goods	US$	2,500	30.7%	US$	2,844	33.6%	US$	2,804	31.5%	US$	2,685	32.6%	US$	2,452	32.4%
Intermediate goods		4,079	50.1		4,489	53.1		4,930	55.4		4,439	53.8		4,005	52.9
Capital goods		1,557	19.1		1,125	13.3		1,159	13.0		1,122	13.6		1,107	14.6

Total imports	US$	8,137	100.0%	US$	8,458	100.0%	US$	8,893	100.0%	US$	8,246	100.0%	US$	7,564	100.0%

Merchandise trade balance	US$	179		US$	652		US$	157		US$	909		US$	425

(1)	Preliminary data.

Source: Banco Central.

Geographical Distribution of Merchandise Trade

(in millions of US$ and % of total exports/imports)

	2016			2017			2018			2019(1)			2020(1)
EXPORTS (FOB)
Americas:
Argentina	US$	429	5.2%	US$	437	4.8%	US$	410	4.5%	US$	363	4.0%	US$	300	3.3%
Brazil		1,200	14.4		1,300	14.3		1,136	12.6		1,076	11.7		1,054	11.5
United States		446	5.4		455	5.0		454	5.0		447	4.9		518	5.7
Other		853	10.3		826	9.1		854	9.4		767	8.4		804	8.8

Total Americas		2,928	35.2		3,018	33.1		2,854	31.5		2,653	29.0		2,676	29.2

Europe:
European Union:
France		32	0.4		34	0.4		40	0.4		34	0.4		33	0.4
Germany		219	2.6		200	2.2		164	1.8		118	1.3		81	1.0
Italy		79	1.0		86	0.9		81	0.9		59	0.6		75	0.9
United Kingdom		62	0.7		47	0.5		56	0.6		44	0.5		40	0.5
Other EU		517	6.2		499	5.5		495	5.5		468	5.1		346	4.3
Total EU		909	10.9		866	9.5		835	9.2		723	7.9		575	7.2
EFTA(2) and other		392	4.7		427	4.7		498	5.5		329	3.6		297	3.7

Total Europe		1,302	15.7		1,293	14.2		1,333	14.7		1,052	11.5		871	10.9

Africa		131	1.6		274	3.0		329	3.6		325	3.6		329	4.1
Asia		1,140	13.7		1,721	18.9		1,740	19.2		2,182	23.8		1,651	20.7
China		891	10.7		1,488	16.3		1,499	16.6		1,912	20.9		1,390	17.4
Middle East		216	2.6		284	3.1		280	3.1		126	1.4		188	2.4
Free Trade Zone(3)		1,273	15.3		1,221	13.4		1,548	17.1		1,475	16.1		1,132	14.2
Other		1,327	16.0		1,299	14.3		967	10.7		1,343	14.7		1,142	14.3

Total	US$	8,316	100.0%	US$	9,110	100.0%	US$	9,050	100.0%	US$	9,155	100.0%	US$	7,989	100.0%

IMPORTS (CIF)
Americas:
Argentina	US$	1,084	13.3%	US$	1,064	12.6%	US$	1,102	12.4%	US$	974	11.8%	US$	985	13.0%
Brazil		1,462	18.0		1,646	19.5		1,641	18.4		1,655	20.1		1,594	21,1
United States		561	6.9		921	10.9		705	7.9		762	9.2		863	11.4
Other		668	8.2		660	7.8		795	8.9		681	8.3		557	7.4

Total Americas		3,776	46.4		4,291	50.7		4,244	47.7		4,072	49.4		3,998	52.8

Europe:
European Union:
France		109	1.3		107	1.3		153	1.7		130	1.6		129	1.7
Germany		386	4.7		205	2.4		226	2.5		211	2.6		212	2.8
Italy		132	1.6		140	1.7		158	1.8		134	1.6		135	1.8
United Kingdom		148	1.8		90	1.1		62	0.7		60	0.7		58	0.8
Other EU		686	8.4		767	9.1		519	5.8		448	5.4		498	6.6
Total EU		1,461	18.0		1,309	15.5		1,118	12.6		983	11.9		1,033	13.7
EFTA(2) and other		147	1.8		146	1.7		250	2.8		148	1.8		163	2.2

Total Europe		1,608	19.8		1,454	17.2		1,368	15.4		1,131	13.7		1,196	15.8

Africa		533	6.5		242	2.9		780	8.8		751	9.1		341	4.5
Asia.		2,089	25.7		2,329	27.5		2,369	26.6		2,184	26.5		1,938	25.6
China		1,532	18.8		1,694	20.0		1,678	18.9		1,612	19.5		1,440	19.0
Middle East		93	1.1		111	1.3		105	1.2		79	1.0		66	0.9
Other		38	0.5		31	0.4		28	0.3		29	0.4		26	0.3

Total	US$	8,137	100.0%	US$	8,458	100.0%	US$	8,893	100.0%	US$	8,246	100.0%	US$	7,564	100.0%

(1)	Preliminary data.
(2)	European Free Trade Association.
(3)	Reflects exports from the free trade zones that are pending assignment of a final destination.

Source: Banco Central.

FOREIGN TRADE ON SERVICES

Uruguay’s services trade has traditionally been heavily concentrated on Argentina and Brazil and has been driven principally by tourism, transportation and financial services and, since 2007, transactions made from free economic zones.

In 2016, gross tourism receipts increased by 3.3% and the number of tourist arrivals increased by 12.3%, mainly driven by an increase in tourists arriving from Argentina. In 2017, gross tourism receipts increased by 27.9% and the number of tourist arrivals increased by 18.4%, mainly driven by an increase in tourists arriving from Argentina. In 2018, gross tourism receipts decreased by 7.7% and the number of tourist arrivals decreased by 5.8%, mainly driven by a decrease in tourists arriving from Argentina. During 2019, gross tourism receipts decreased by 18.6% and the number of tourist arrivals decreased by 13.2%, mainly driven by a decrease in visitors from Argentina. In the three month period ending March 31, 2020, gross tourism receipts decreased by 13.0% and the number of tourist arrivals decreased by 8.3%.

In recent years, certain key sectors, such as trading, shared services, regional distribution centers, regional headquarters or software activities, have taken advantage of Uruguay’s business development benefits, reflecting a growth in exports of global services from Uruguay. Companies from these sectors vary significantly in terms of size, employment and turnover, as well as business models.

Following the outbreak of the COVID-19 pandemic, which resulted in the closure of national borders, as of March 13, 2020, the Ministry of Tourism had to suspend the survey that it regularly conducted in all border posts, impeding the preparation of its quarterly reports commencing in the second quarter of 2020.

Revenues from Tourism

	Number of Tourist Arrivals (in thousands)	Gross Tourism Receipts (in millions of US$)
2016	3,328	1,824
2017	3,941	2,334
2018	3,712	2,155
2019	3,221	1,754
January – March, 2020	1,000	675

Source: Banco Central.

The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.

Tourist Arrivals

(% by country)

	2016	2017	2018	2019	January – March, 2020
Argentina	64.3%	67.4%	62.5%	54.2%	63%
Brazil	13.0	12.8	12.6	15.2	12.6
Other	22.7	19.8	24.4	30.6	37.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Sources: Banco Central and the Ministry of Tourism.

Until the 2002 banking crisis, financial and insurance services, primarily banking and corporate services, contributed to the growth in services exports. Deposits by non-residents with the financial sector totaled approximately US$6.6 billion at December 31, 2001. In 2002, deposits by non-residents with the financial sector decreased significantly to less than US$2.3 billion at December 31, 2002, including approximately US$1.2 billion held with BGU, Banco de Crédito, Banco Montevideo and Banco Comercial, all of which had their operations suspended and have since been liquidated or, in the case of BGU, closed. Following the banking crisis in 2002, deposits by non-residents recovered, reaching US$3.4 billion as of December 2020, representing 12.9% of total foreign currency deposits held by the non-financial private sector with the Uruguayan banking system.

In 2012, the tax authorities of Uruguay and Argentina entered into a cooperation agreement to facilitate sharing of tax information. This agreement was ratified by Uruguay’s Congress in January 2013. Similar agreements were concluded with Iceland, Denmark, Norway, Canada, Australia, The Netherlands, Northern Ireland and South Africa (in 2014, 2015, 2016 and 2017, respectively).

BALANCE OF PAYMENTS

On December 30, 2020, following the re-basing of Banco Central’s national account calculations, the Banco Central released a new version of balance of payments and international investment position data, with revised information going back to 2012. The data presented in this section conforms to the principles outlined in the sixth edition of the International Monetary Fund’s Balance of Payments Manual (“BPM6”) and is line with the updated national accounts calculations. See “The Economy—2020: Impact of COVID-19 Pandemic”

An important source of compositional changes in the balance of payments data occurs through new coverage of intermediation activities by so-called “merchanting” firms in the new surveys. Resident merchanting firms purchase goods (mostly commodities) from non-residents and subsequently resell them to non-residents, without the goods entering the economic territory of Uruguay. These international trade intermediation activities were not accounted for under the previous methodology.

Balance of Payments(1)

(in millions of US$)

	2016(2)		2017(2)		2018(2)		2019(2)		2020(2)
Current Account
Merchandise trade balance	US$	2,050.0	US$	1,975.5	US$	2,291.6	US$	3,069.7	US$	2,256.3
Exports		10,612.4		11,121.7		11,627.7		11,732.2		10,063.9
Imports		8,562.4		9,146.2		9,336.1		8,662.5		7,807.6
Services, net		969.2		1,484.0		930.2		619.1		143.6
Primary Income		(2,660.8)		(3,563.6)		(3,656.2)		(3,046.6)		(2,960.5)
Secondary Income(3)		69.5		86.2		98.6		189.8		185.9

Total current account	US$	428.0	US$	(17.8)	US$	(335.8)	US$	832.0	US$	(374.7)

Capital Account	US$	49.9	US$	19.6	US$	45.7	US$	(375.3)	US$	18.0

Financial Account(4)
Direct Investment		1,827.6		2,078.6		500.2		(1,247.8)		(2,685.3)
Portfolio Investment (5)		1,721.5		(1,769.7)		(1,517.1)		1,326.2		1,393.9
Financial Derivatives		5.6		(219.6)		(0.2)		19.9		71.9
Other investment		(1,184.8)		(1,202.5)		582.1		1,583.0		(85.8)
Variation in Banco Central reserve assets(6)		(2,161.3)		2,448.7		(408.1)		(1,110.6)		1,629.8
of which:
Gold(7)		(0.1)		—		—		—		—
Special Drawing Rights (“SDRs”)		(42.4)		0.2		(0.2)		(0.4)		0.5
IMF Position		(3.0)		(44.3)		19.4		13.8		24.5
Foreign Exchange		(1,014.7)		1,241.2		(810.6)		814.5		1,023.8
Other holdings		(1,128.3)		1,251.6		383.2		(1,938.4)		2,629.6

Total financial account	US$	208.6	US$	1,335.5	US$	(843.2)	US$	571.9	US$	324.5

Errors and Omissions(8)	US$	(269.3)	US$	1,333.7	US$	(553.0)	US$	114.0	US$	681.2

(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Sixth Edition).

(2)	Preliminary data.

(3)	Current transfers consist of transactions without a quid pro quo, including gifts.

(4)

A positive (negative) value means that net acquisition of financial assets abroad by residents was higher (lower) than net incurrence of financial liabilities with non-residents, implying net capital outflows (inflows).

(5)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.

(6)

Change in Banco Central international reserve assets only records variations due to transactions (and not variations due to revaluations or other variations such as accounting write-offs and cancellations, among others).

(7)	As presented in this chart, gold reserves have been valued at their corresponding market prices as of December 31 of each year.

(8)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.

Source: Banco Central.

Current Account

Uruguay’s current account consists of the merchandise trade balance, net foreign trade on services, primary income (interest and dividend net payments) and secondary income (current transfers).

In 2016, the current account recorded a surplus of US$428.0 million. The US$575.1 million increase in the current account balance compared to 2015 was mainly attributable to an improvement in the merchandise trade and trade of services balances.

In 2017, the current account recorded a deficit of US$17.8 million. The US$445.8 million decrease in the current account surplus compared to 2016 was mainly attributable to an increase in the primary income deficit.

In 2018, the current account recorded a deficit of US$335.8 million. The US$318.0 million increase in the current account deficit compared to 2017 was mainly attributable to the decrease in the balance of trade of services.

In 2019, the current account recorded a surplus of US$832.0 million. The US$1,167.8 million increase in the current account balance compared to 2018 was mainly attributable to an increase in the surplus of trade of goods and a decrease in primary income deficit.

In 2020, the current account recorded a deficit of US$374.7 million. The US$1,206.7 decrease in the current account balance compared to 2019 was mainly attributable to two opposing trends. On the one hand, primary income deficit decreased due to lower rents payable on profits earned by FDI companies in the country. On the other hand, the balance of goods and services decreased as a result of the COVID-19 pandemic, which affected exports to a greater extent than imports, which fell by 20.2% and 15.2%, respectively, when measured in U.S. dollars. The balance of services was severely affected by the COVID-19 pandemic, decreasing to US$76 million in 2020 from US$612 million in 2019, mainly due to the effect that the closure of national borders had on inbound tourism.

Capital Account

Uruguay’s capital account reflects capital transfers and the net acquisition of non-produced, non-financial assets. In 2016, 2017, 2018 and 2020, Uruguay’s capital account recorded a net lending of US$49.9 million, US$19.6 million, US$45.7 million and US$18.0 million, respectively, whereas in 2019, Uruguay’s capital account recorded a net borrowing of US$375.3 million, mainly due to the acquisition of non-produced, non-financial assets from the non-financial private sector.

Financial Account

Uruguay’s financial account includes direct investment, portfolio investment, financial derivatives, other investment and variations in Banco Central reserve assets.

In 2016, Uruguay’s financial account recorded a net lending to the rest of the world of US$208.6 million. In 2016, FDI, portfolio investments and financial derivatives recorded net outflows of US$3,554.7 million in the aggregate, while other investments recorded net inflows of US$1,185 million. According to the BPM6, which only records variations due to transactions, Banco Central’s reserve assets decreased by US$2.2 billion in 2016, mainly due to a decrease in deposits of the banking system and other institutions with Banco Central.

In 2017, Uruguay’s financial account recorded a net lending of US$1.3 billion. In 2017, FDI recorded net outflows of US$2.1 billion, while portfolio and other investments and financial derivatives recorded net inflows of US$3,192 million in the aggregate. Banco Central’s reserve assets increased by US$2.4 billion in 2017, mainly due to the purchase of foreign currency, which was partially offset by a decrease in deposits of the banking system and other institutions with Banco Central.

In 2018, Uruguay’s financial account recorded a net borrowing of US$843.2 million. In 2018, FDI and other investments recorded net outflows of US$1,082 million in the aggregate, while portfolio investments and financial derivatives recorded net inflows of US$1,517 million in the aggregate. Banco Central’s reserve assets decreased by US$408 million in 2018, mainly due to a decrease in deposits of the Central Government with the Banco Central, mainly driven by the repayment upon maturity of a U.S. dollar-denominated bond issued by the Republic. This decrease was partially offset by a sovereign issuance of U.S. dollar-denominated bonds in April 2018, the purchase of foreign currency by Banco Central and an increase in deposits of the banking system and other institutions with Banco Central.

In 2019, Uruguay’s financial account recorded a net lending of US$570.6 million. In 2019, FDI recorded net inflows of US$1,247 million, while portfolio and other investments and financial derivatives recorded net outflows of US$2,929 million in the aggregate. Reserve assets decreased by US$1.1 billion in 2019, mainly due to a net sale of foreign currency by Banco Central, which was partially offset by an increase in deposits of the banking system and other institutions with Banco Central.

In 2020, Uruguay’s financial account recorded a net lending of US$324.5 million. In 2020, FDI and other investments recorded net inflows of US$2,771 million in the aggregate, while portfolio and financial derivatives recorded net outflows of US$1,466 million in the aggregate. Banco Central’s reserve assets increased by US$1.6 billion in 2020. This increase was mainly due to an increase in net purchases of foreign currency by the Banco Central and, to a lesser extent, an increase in deposits of the banking system with the Banco Central, which were partially offset by a decrease in the deposits from pension funds and the Central Government with Banco Central.

Under regulations adopted in August 2012 by Banco Central, non-residents that purchased Banco Central bonds issued in pesos or UIs, through local financial institutions, were required to deposit with Banco Central a percentage of the investment made in Banco Central’s debt. This deposit could not be withdrawn until the bond was redeemed by Banco Central or transferred to an Uruguayan resident or a foreign investor that had previously satisfied the prior-deposit requirements. The minimum percentage that investors were required to deposit with one or more local financial institutions was originally set at 40%. In June 2013, this percentage was raised to 50%.

In June 2013, Uruguay implemented similar requirements for the purchase by non-residents of local treasury bills and bonds issued in pesos or UIs. The minimum percentage that non-residents were required to deposit with one or more local financial institutions was 50% of the investment made in these bills and bonds.

In September 2014, the Macroeconomic Coordination Committee, comprised of representatives of the Ministry of Economy and Finance and Banco Central, removed the reserve requirements for non-residents’ holdings of central government local currency-denominated securities and reduced the level of mandatory deposit requirements for investments in Banco Central’s short-term debt from 50% to 30%. On May 1, 2015, Banco Central removed all remaining reserve requirements on non-residents’ holdings of its securities and have not implemented similar measures since then.

Errors and Omissions

Errors and omissions records current and financial transactions not properly captured in the compilation of balance of payment’s data. A positive sign may be an indication of an underestimation of the result of the current or capital accounts (higher surplus or lower deficit) and/or an overestimation of the net outflow of financial assets (lower outflows or higher inflows).

In 2016, errors and omissions recorded a negative value of US$269.3 million compared to a positive value of US$1.3 billion in 2017, a negative value of US$553.0 million in 2018, a positive value of US$114.0 million in 2019 and a positive value of US$681.2 million in 2020.

International Reserves

As of December 31, 2020, the international reserve assets of Banco Central stood at US$16.2 billion, compared to US$14.5 billion at December 31, 2019.

The following table shows the composition of the international reserve assets of Banco Central, and the banking system at each of the dates indicated.

International Reserve Assets of Banco Central and the Banking System(1)

(in millions of US$)

	As of December 31,
	2016			2017			2018			2019			2020
Banco Central	US$	13,472	(2)	US$	15,963	(3)	US$	15,557	(4)	US$	14,505	(5)	US$	16,217	(6)
Of which gold represents		4			4			4			5			6
Public Banks		2,628			3,018			929			777			2,458
Private Banks		4,319			3,195			3,385			4,027			5,278

International reserve assets	US$	20,419		US$	22,176		US$	19,871		US$	19,309		US$	23,953

(1)	All figures are at market value as of the date indicated.

(2)	This amount includes US$5,542 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,481 million of public sector financial institutions, with Banco Central.

(3)	This amount includes US$5,558 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,461 million of public sector financial institutions, with Banco Central.

(4)	This amount includes US$5,581 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,576 million of public sector financial institutions, with Banco Central.

(5)	This amount includes US$6,012 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,691 million of public sector financial institutions, with Banco Central.

(6)	This amount includes US$6,630 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,920 million of public sector financial institutions, with Banco Central.

Source: Banco Central.

The voluntary deposits and reserves held with Banco Central by the Uruguayan banking system can be withdrawn by banks at any time. Changes in Banco Central’s policies and other external factors (including interest rates) affecting the banks’ medium- and long-term portfolio decisions could cause and, in the past, have caused the banks to withdraw these voluntary deposits. Variations in commercial bank reserves and voluntary deposits of the Uruguayan banking system with Banco Central cause Banco Central’s international reserve assets to fluctuate from time to time.

Foreign Investment

Uruguay has a legislative framework that provides for the equal treatment of foreign and local investors and access by foreigners to all economic sectors. Foreign investments in Uruguay generally do not require prior governmental authorization, and foreign investors are not required to register investments with the government and can freely remit their profits and capital investments abroad. There are no restrictions to buying or selling foreign currency in Uruguay. Investment in certain sectors, including financial services, requires prior authorization on the same terms as domestic investors.

Foreign investment in Uruguay was traditionally directed towards the industrial, construction and tourism-related sectors and land. However, since 2004, Uruguay has attracted significant foreign investment in paper pulp mills, renewable energy (wind) and real estate projects. In 2016, 2017 and 2018, estimated foreign direct investment accounted for net outflows of US$1.8 billion, US$2.1 billion and US$0.5 billion, respectively. In 2019 and 2020, estimated foreign investment accounted for net inflows of US$1.2 billion and US$2.6 billion, respectively.

MONETARY POLICY AND INFLATION

Banco Central was established in 1967 and is in charge of issuing currency, managing foreign exchange reserves, regulating the financial and insurance system, as well as pension funds and the securities market, and evaluating and advising the government regarding the establishment of new banks and other financial institutions. Banco Central has primary responsibility for implementing monetary policy, intervening in the money market and advising the government on monetary and credit matters in accordance with general objectives set by the government. In addition, it trades in the foreign exchange market and is responsible for the observance of foreign exchange regulations.

Banco Central’s charter was most recently amended in 2010. Under the current charter, the Board of Directors of Banco Central is composed of three members, each serving a five-year term. Each new president of Uruguay is entitled to appoint a new Board of Directors, subject to ratification by Congress.

Banco Central’s charter defines Banco Central’s monetary and foreign exchange management capacity and its supervisory powers. Pursuant to its charter, Banco Central cannot finance the activities of the government except to the extent that it may hold government securities that have an aggregate principal amount of up to 10% of the government’s previous year’s expenditures net of interest payments on public debt. However, Banco Central can serve as a financial agent of the government under Article 49 of its charter and has a duty under article 3 to ensure the orderly functioning of the payments system.

Law No. 18,401 created the Corporación de Protección al Ahorro Bancario or Corporation for the Protection of Bank Savings as an agency independent of Banco Central, removing Banco Central’s responsibility for the administration of the mandatory deposit insurance program introduced in 2002. Law No. 18,401 placed the supervision and regulation of the banking sector and the regulation of insurance companies, the stock market and pension funds under a single agency, the Superintendencia de Servicios Financieros.

Monetary Policy

Until June 2002, Banco Central managed Uruguay’s inflation stabilization policy by setting a peso/U.S. dollar exchange rate band that drifted at a monthly rate of devaluation and allowed the peso/U.S. dollar exchange rate to fluctuate within a band without prompting Banco Central intervention in the foreign exchange markets. This “crawling peg” system succeeded in reducing inflation from a rate of 129.0% (as measured by the CPI) in 1990 to 3.6% in 2001. In June 2001 and January 2002, Banco Central widened the band and accelerated the rate of devaluation of the peso in an attempt to mitigate the ongoing adverse effects on Uruguay’s economy, first of Brazil’s 1999 devaluation and subsequently of Argentina’s devaluation in January 2002. Inflation targets were administered through a foreign exchange policy.

Sensitive to the risk of a run on the currency and to avoid the need to adopt exchange controls and restrict capital flows, Uruguay completed its transition to a fully floating exchange system and floated the peso effective on June 20, 2002. Since the peso was allowed to float, Banco Central pursued interventions solely to ensure the orderly operation of the foreign exchange market. As of December 2002, the nominal exchange rate had risen 94.0% in comparison to December 2001. The year-to-year inflation rate for the same period was 25.9%.

Having relinquished the use of exchange rate policies to determine inflation objectives, Banco Central adopted the peso monetary base as a nominal anchor and committed to a monetary base increase one year ahead consistent with the inflation objective set for the period. To regulate liquidity in the market, Banco Central conducted periodic auctions of Banco Central notes denominated in domestic currency. In 2003, the program was designed to generate an inflation rate between 17.0% and 23.0% and the policy was successful in the sense that the target on monetary base was achieved and inflation rate was lower than projected (10.2%). In the first quarter of 2004, a target range for the monetary base was introduced, which implied more flexibility in the intermediate target and more commitment with inflation itself. Since then, the inflation objective was set to a range with floors and ceilings that declined from quarter to quarter, from 9.0-14.0% in the third quarter of 2004 to 4.5-6.5% by the end of 2006.

In September 2007, Banco Central began defining monetary policy by reference to short-term interest rates as the new intermediate target. As a consequence, Banco Central introduced a short-term interest rate that was initially set at 5.0% and established the average money market rate as the instrument to monitor its new inflation target. The interest rate band was set at 4.0-6.0%.

In January 2008, the inflation target range was changed to 3.0-7.0% in recognition of the difficulties to keep a close control of this target in a context of high volatility in commodity and asset prices. In light of the deepening international financial markets crisis, Banco Central decided, in the last quarter of 2008, to allow wider fluctuations of the average money market rate. As financial markets recovered stability, Banco Central once again focused on the monetary policy rate as an operational target and raised the rate to 10.0% in January 2009, given the persistent inflationary pressures. In December 2009, Banco Central narrowed the inflation target range from 3.0-7.0% to 4.0-6.0%.

On June 28, 2013, Banco Central discontinued the use of a monetary policy rate determined by reference to a short-term interest rate as its principal monetary policy tool and reverted to using the monetary base by managing monetary aggregates, focusing on variables such as the amount of money in circulation and bank deposits levels to define monetary levels. Banco Central’s use of short-term interest rates as its main monetary policy tool in an international environment characterized by depressed interest rates was considered, at the time, ineffective to control inflation. Capital inflows resulted in an appreciation of the Uruguayan peso.

In July 2014, Banco Central broadened the inflation target range from 4.0-6.0% to 3.0-7.0%.

On August 6, 2020, Banco Central announced that it would revert to a short-term interest rate target as the monetary policy instrument under the inflation targeting regime, abandoning the use of the monetary base as its principal monetary policy tool. Initially, Banco Central launched a trial period for the operation of short-term instruments (fine-tuning instruments), and on August 17, 2020, it began to issue short-term instruments regularly. In addition, on August 27, 2020, the Macroeconomic Coordination Committee announced it would set the inflation target range between 3%-6% starting in September 2022, reducing the ceiling and narrowing the range by one percentage point as a way of reinforcing the commitment to the disinflation strategy.

On September 3, 2020, in an extraordinary meeting of the Monetary Policy Committee (COPOM), Banco Central introduced a short-term interest rate target of 4.5%, seeking to provide greater transparency to market signals, while allowing for fine-tuning of monetary policy at higher frequency.

On December 23, 2020, Banco Central proposed a schedule for a gradual reduction in reserve requirements for deposits in local currency, as a counter-cyclical policy response and to buttress the de-dollarization strategy. Pursuant to such schedule, in 2021, reserve requirements for local currency deposits will be gradually reduced from 22% to 15% for local currency deposits with a term shorter than 30 days, from 11% to 3% for local currency deposits with a term between 30 to 90 days, from 7% to 2% for local currency deposits with a term between 180 to 365 days and from 5% to 1% for local currency deposits with a term longer than one year. This measure is expected to result in a total release of funds to the economy in an amount approximately equal to 1% of GDP as of December 31, 2021.

As of April 30, 2021, 75.5% of all deposits held with the banking system were denominated in foreign currencies (primarily U.S. dollars). The ability of Banco Central to implement an effective monetary policy could be curtailed by the high degree of dollarization of the Uruguayan economy.

Inflation

The following table shows changes in the CPI and the WPI for the years indicated.

Changes in CPI and WPI

(% change from previous year at period end)

	CPI	WPI
2016	8.1	(1.9)
2017	6.6	5.4
2018	8.0	10.0
2019	8.8%	20.1%
2020	9.4%	3.6%

Source: National Institute of Statistics.

In 2016, the inflation rate reached 8.1%, while the inflation rate for wholesale prices was negative by 1.9%. In 2017, the inflation rate declined to 6.6%, mainly due to the stability observed in prices of non-tradable goods and the effects of the appreciation of the peso. In 2018, however, the inflation rate climbed to 8.0% (above the 3.0-7.0% target range set by Banco Central), mainly due to the inflationary effects of the depreciation of the peso. In 2019, the inflation rate reached 8.8% (above the 3.0-7.0% target range set by Banco Central), mainly due to the depreciation of the peso and an increase in beef prices driven by an increase in processed meats exports to China. In 2020, the inflation rate reached 9.4% (above the 3.0-7.0% target range set by Banco Central), mainly due to the inflationary effects of the depreciation of the peso, following the outbreak of the COVID-19 pandemic.

Liquidity, Credit Aggregates

The following tables set forth the composition of Uruguay’s monetary base (expressed in terms of Banco Central’s monetary liabilities) as of the dates indicated.

Monetary Base

(in millions of US$(1))

	As of December 31,
	2016		2017		2018		2019		2020
Currency, including cash in vaults at banks	US$	2,372	US$	2,658	US$	2,472	US$	2,269	US$	2,201
Other		1,079		980		1,094		1,064		909

Monetary base	US$	3,451	US$	3,638	US$	3,566	US$	3,333	US$	3,110

(1)	Exchange rate at the end of the period.

Source: Banco Central.

The following tables show selected monetary indicators and liquidity and credit aggregates for the periods indicated.

Selected Monetary Indicators

(percentage change based on peso-denominated data)

	For the year ended December 31,
	2016(1)	2017(1)	2018(1)	2019(1)	2020(1)
M1 (% change)(2)	8.4%	15.0%	8.9%	5.1%	18.5%
M2 (% change)(3)	14.3	3.1	10.3	5.7	16.9
Credit from the financial system (% change)	7.5	6.1	12.4	13.2	13.6
Average annual peso deposit rate	6.0%	5.3%	5.3%	6.5%	4.2%

(1)	Preliminary data.
(2)	Currency in circulation plus peso-denominated demand deposits.
(3)	M1 plus peso-denominated savings deposits.

Source: Banco Central.

During the three-month period ended December 31, 2020, Banco Central kept the monetary policy rate at 4.5% and the average peso interbank lending rate stood at 4.5%.

Liquidity and Credit Aggregates

(in millions of US$(1))

	As of December 31
	2016(2)		2017(2)		2018(2)		2019(2)		2020(2)
Liquidity aggregates:
Currency, excluding cash in vaults at banks	US$	1,786	US$	1,960	US$	1,862	US$	1,686	US$	1,669
M1(3)		6,514		7,619		7,371		6,719		7,018
M2(4)		8,916		10,260		10,054		9,218		9,502
M3(5)		27,710		28,729		28,557		28,666		31,424
Credit aggregates:
Private sector credit		15,209		15,478		15,502		14,919		14,785
Public sector credit		1,274		1,229		1,488		1,494		1,481

Total domestic credit	US$	16,483	US$	16,707	US$	16,990	US$	16,413	US$	16,266

Deposits:
Uruguayan Peso deposits	US$	7,130	US$	8,300	US$	8,192	US$	7,532	US$	7,833
Foreign currency deposits		22,372		21,276		21,322		22,591		25,372

Total deposits	US$	29,502	US$	29,576	US$	29,514	US$	30,123	US$	33,205

Deposits of non-residents	US$	3,577	US$	2,807	US$	2,819	US$	3,142	US$	3,451

(1)	Exchange rate at the end of the relevant year.
(2)	Preliminary data.
(3)	Currency in circulation plus peso-denominated demand deposits.
(4)	M1 plus peso-denominated savings deposits.
(5)	M2 plus deposits of residents in foreign currency, principally U.S. dollars.

Source: Banco Central.

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 0.2% in December 2016 and December 2017, 0.4% in December 2018 and 2019 and 0.1% in December 2020. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system stood at 5.9% in December 2016, 5.2% in December 2017, 6.0% in December 2018, 7.1% in December 2019 and 4.8% in December 2020.

Credit Quality

The decrease in the level of deposits held with the Uruguayan banking system and the uncertainties affecting the economy in 2002 and early 2003 resulted in significant increases in loan default rates and insolvencies with virtually no credit being extended to local businesses by local financial institutions. Since the beginning of 2003, the number of loan defaults and insolvencies has abated. As of December 31, 2016, the ratio of NLPs to total loans was 3.2% while the provision for NPLs ratio stood at 5.8% (both including Banco Hipotecario). As of December 31, 2017, the ratio of NLPs to total loans was 3.4% while the provision for NPLs ratio stood at 6.3% (both including Banco Hipotecario). As of December 31, 2018, the ratio of NLPs to total loans was 3.2% while the provision for NPLs ratio stood at 6.3% (both including Banco Hipotecario). As of December 31, 2019, the ratio of NLPs to total loans was 3.0% while the provision for NPLs ratio stood at 6.0% (both including Banco Hipotecario). As of December 31, 2020, the ratio of NLPs to total loans was 3.1% while the provision for NPLs ratio stood at 4.8% (both including Banco Hipotecario). For a discussion of Uruguay’s current monetary policy, see “—Monetary Policy.”

Foreign Exchange Market

Between 1990 and June 2002, the Uruguayan peso gradually lost value relative to other currencies. Banco Central allowed the peso/U.S. dollar exchange rate to fluctuate within a band of its value (initially set at 3.0% and increased to 6.0% in June 2001) and the bounds of the band were adjusted upward by 0.6% (1.2% after June 2001) each month. Interest rates for deposits in foreign currencies generally tracked movements in international interest rates. Interest rates for deposits in pesos, however, fell during the first months of 2000.

In January 2002, Banco Central adjusted the monthly rate of devaluation of the Uruguayan peso from 1.2% to 2.4% and the width of the band of fluctuation for the peso to U.S. dollar exchange rate from 6.0% to 12.0%, responding to Argentina’s economic crisis and its impact on the region as a whole. The continued devaluation of the Argentine peso, and increasing uncertainties as to the future of the Brazilian economy increased the risk of a speculative run on the peso. On June 19, 2002, Banco Central allowed the peso to float. A steep devaluation of the peso followed, reaching its lowest point on September 10, 2002, when the exchange rate reached Ps.32.325 per US$1.00. Starting in 2003, the peso strengthened against the U.S. dollar.

In 2008, the appreciation of the peso was temporarily interrupted by the financial crisis. Between June 1, 2013 and April 26, 2016, the peso depreciated 57.3% in line with the fluctuation recorded in other emerging economies. From April 26, 2016 to December 31, 2017, the peso appreciated 9.9% against the U.S. dollar. During 2018, the peso initially appreciated by 2.0% against the U.S. dollar throughout April 2018, and depreciated by 15.1% against the U.S. dollar between May and December 2018. During 2019, the peso depreciated 15.3% against the U.S. dollar in line with similar fluctuations recorded for currencies from other emerging economies against the U.S. dollar. During 2020, the peso depreciated 13.4% against the U.S. dollar, with a sharp depreciation in the first quarter, and remaining relatively stable during the rest of the year.

Since the mid-1970s, Uruguay has not imposed foreign exchange convertibility or remittance controls. Uruguayan residents are permitted to buy or sell foreign exchange without restriction, and there are no restrictions on the repatriation in foreign currency of capital or dividends by foreign investors.

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates

(pesos per US$)

	High	Low	Average	Period-End
2016	32.530	28.003	30.084	29.256
2017	29.663	27.809	28.654	28.764
2018	33.214	28.151	30.739	32.390
2019	38.012	32.425	35.284	37.336
2020	45.942	37.194	42.057	42.340

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

The following table shows the value in pesos of one UI and one UP as of the dates indicated:

Value in pesos as of December 31,	UI	UP
2016	Ps.3.5077	N.A.
2017	Ps.3.7275	N.A.
2018	Ps.4.0270	Ps.1.0281
2019	Ps.4.3653	Ps.1.1267
2020	Ps.4.7846	Ps.1.2122

N.A. = Not Available

Source: National Institute of Statistics.

THE BANKING SECTOR

Prudential Regulation, Supervision and Financial System

Banco Central supervises the banking system and requires regular monthly filings of balance sheets, income statements and statements of stockholders’ equity, as well as daily reports on foreign exchange exposure and other information from the banks in the Uruguayan financial system. According to Banco Central’s charter, as most recently amended, Banco Central exercises its supervision and inspection powers over public and private financial institutions through the Superintendencia de Servicios Financieros or Financial Services Superintendency. Although the Superintendency has technical and operational autonomy, Banco Central retains certain powers in relation to receivership of impaired institutions and revocation of banking licenses. Following international best practices, the supervision of financial institutions by Banco Central is based both on the level of risk that each bank adopts and the management of those risks evidenced by each institution. To improve the supervision of local financial institutions that are affiliated with Spanish financial groups, the Superintendency entered into a Memorandum of Understanding with the supervisory authorities of Spain, Banco de España, that allows both agencies to share relevant information.

The Financial Services Superintendency imposes lending limits and cash and liquidity reserve requirements, among other requirements. Financial institutions are required to classify loans made to non-financial borrowers in accordance with the following criteria that, in addition to the performance of payment obligations, factor in the borrower’s projected ability to remain current:

Category 1A:	Loans secured with liquid collateral. This category includes loans secured by highly liquid collateral which banks can have access to through the exercise of set-off rights. No provisions are required for this category.

Category 1B:	Financial sector borrowers including non-resident banks and other financial institutions, whose payments are not past due and have an international credit score rated between BBB- and BBB.

Category 1C:	Borrowers with strong ability to repay their obligations. Payment obligations may not be past due by more than 10 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations even under extremely adverse scenarios. Provisions of 0.5% are required for this category.

Category 2A:	Borrowers with adequate ability to repay their obligations. Payment obligations may not be past due by more than 30 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under adverse circumstances. Provisions of 1.5% are required for this category.

Category 2B:	Borrowers with potential financial difficulties. Payment obligations may not be past due by more than 60 days. In addition, based on the bank’s assessment, the borrower should be expected to remain current on its payment obligations under somewhat adverse circumstances. Provisions of 3.0% are required for this category.

Category 3:	Borrowers with an impaired ability to repay their obligations. Payment obligations may not be past due by more than 120 days. In addition, based on the bank’s assessment, the borrower would have difficulty in repaying its obligations on the original terms under moderately adverse circumstances. Provisions of 17.0% are required for this category.

Category 4:	Borrowers with a substantially impaired ability to repay their obligations. Payment obligations may not be past due by more than 180 days. In addition, based on the bank’s assessment, the borrower would have a high probability of defaulting on its future obligations. Provisions of 50.0% are required for this category.

Category 5:	Irrecoverable: Borrowers included in this category have payment obligations past due by more than 180 days and based on the bank’s assessment are unable to repay the loan. Provisions of 100.0% are required.

Home loans and consumer loans must also be classified and reserved in accordance with the prior classification taking their specific characteristics into consideration.

Banco Central substantially adheres to the requirements of the Basel Committee on Capital Adequacy of the Bank of International Settlement and, as a general rule, since September 1998 has required ratios of total capital to risk-weighted assets equivalent to 8.0% in the case of banks, financial cooperatives, financial houses and off-shore banks, and 12.0% in case of financial cooperatives holding a limited license. Minimum capital requirements must cover credit, market and operational risk requirements under Basel II recommendations. In addition, Banco Central requires banks to maintain a minimum capital requirement for systemic risk of up to 2% and an additional capital conservation buffer of 2.5% of the bank’s risk-weighted assets. Banco Central has maintained a maximum leverage ratio of 25 times capital and has defined a roadmap for the implementation of Basel III, which was fully implemented by the end of 2019.

In order to mitigate the exposure of Uruguayan banks to the foreign exchange risk created by the denomination of a significant portion of their loan portfolio in U.S. dollars—impact on the creditworthiness of borrowers that could arise from volatility in foreign exchange rates—loans denominated in foreign currency are given a weight of 125% instead of the normal 100% applied to loans denominated in pesos and significant shifts in the dollar/peso exchange rate must be taken into consideration by the banks in assessing the borrowers’ ability to repay their obligations (and classifying the foreign currency-denominated loans in accordance with the categories described above).

Banco Central requires banks and cooperatives that apply for licenses to have a minimum capital (“responsabilidad patrimonial básica”) in UIs, of UIs 130 million. The minimum capital required for financial houses and cooperatives with limited licenses is UIs 65 million, and for off-shore banks is US$4.5 million. As of December 31, 2019, one UI was equal to Ps.4.3653.

The Uruguayan Banking System

Commercial banks in Uruguay typically provide full-service banking. Of the nine private banks operating in Uruguay as of December 31, 2020, seven were Uruguayan corporations majority-owned by foreign banks and two were branches of foreign banks. In accordance with current legislation, the Republic guarantees up to US$10,000 of deposits in foreign currency and up to UIs 250,000 of deposits in pesos, including, in both cases, capital and accrued interests.

Under Uruguayan banking legislation, banks organized in Uruguay are considered national banks even if their capital is held by a foreign bank. Foreign banks may set up branches in Uruguay that enjoy the same operating privileges as banks incorporated in Uruguay. Financial houses, the majority of which are owned by foreign banks, may conduct any type of financial operations except those reserved exclusively to banks, such as accepting demand deposits both from Uruguayan residents and from nonresidents and time deposits from Uruguayan residents. Financial cooperatives are financial institutions organized as cooperatives, which can only provide banking services to their members. There are two kind of licenses granted to financial cooperatives: the first limiting its financial operations to operating predominantly in pesos and imposing a fixed ceiling on the amount of individual loans, and the second having a broader scope and allowing cooperatives to perform the same operations as banks, making them subject to the same regulatory requirements. As of December 31, 2020, there were no financial cooperatives holding broad banking licenses in Uruguay.

Banco de la República serves as the government’s commercial bank and also operates as a commercial and development bank for industrial and farming activities. As of December 31, 2020, Banco de la República held approximately 45.2% of deposits of the private non-financial sector within the financial system (excluding off-shore banks and financial houses). Following the financial crisis of the early 1980s, Banco de la República enhanced its position as the predominant provider of long-term financing and of promotional medium-term loans for industrial and farming activities, as many private banks geared their business toward short-term loans. Certain private banks have extended medium-term loans to corporations and individuals, primarily to purchase goods, and long-term mortgage loans in connection with the purchase of real estate.

The 2002 Banking Crisis

Volatility in Argentina at the end of 2001 initially caused an increase in deposits by non-residents with the Uruguayan banking system. As of December 31, 2001, U.S. dollar deposits in the financial system totaled US$14.2 billion compared to US$12.4 billion as of December 31, 2000. However, Uruguay’s two largest private banks were affiliated with Argentine banks and experienced an increase in deposit withdrawals in December 2001 and January 2002. Between December 2001 and January 2002, depositors withdrew a total of US$564 million from those two institutions.

The deposit outflow spread through the rest of the financial system in the second quarter of 2002 as the contagion effects of Argentina became clearer. On June 21, 2002, Banco Central took control of Banco Montevideo/La Caja Obrera, Uruguay’s third-largest private bank, and removed its management.

Although the government received approximately US$500 million from the IMF on June 29, 2002, and provided liquidity assistance to the local banks, confidence in the Uruguayan financial system continued to erode. Between June 1 and July 30, 2002, total deposits in the financial system decreased by US$2.2 billion. On July 30, 2002, after a sharp decrease in Banco Central’s international reserve assets to approximately US$650 million, the government declared a bank holiday (which ultimately continued for four business days).

The Uruguayan authorities sought the financial assistance of the IMF, the World Bank and the IADB for a program that would safeguard Uruguay’s payment and financial system without unnecessarily channeling additional resources to support financial institutions that had become insolvent. The cornerstone of Uruguay’s program consisted of providing the liquidity needed by the two state-owned banks (Banco de la República and Banco Hipotecario) and the three banks under the control of Banco Central at the time (Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito) to honor sight deposits existing as of July 30, 2002. The IMF program also contemplated a mandatory rescheduling of U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario and the suspension of the activities of Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito. The rescheduled deposits were repaid commencing in 2004.

On August 4, 2002, Congress passed Law No. 17,523, known as the Law for the Strengthening of the Financial System. The law (i) provided for the establishment of a fund for the stability of the Uruguayan banking system, the FESB, (ii) extended the maturities of all U.S. dollar-denominated time deposits held with Banco de la República and Banco Hipotecario to three years, (iii) transferred foreign currency-denominated liabilities of Banco Hipotecario to Banco de la República, and (iv) facilitated the liquidation of insolvent banks.

On August 4, 2002, Uruguay gained access to US$1.4 billion of additional assistance from the IMF, the World Bank and the IADB. The proceeds of this financing were contributed by the government to the FESB, thereby providing the liquidity needed by Banco de la República, Banco Hipotecario, Banco Comercial, Banco Montevideo/La Caja Obrera and Banco de Crédito to honor sight deposits existing as of July 30, 2002 and thereby prevent a meltdown of Uruguay’s payment system.

On December 27, 2002, Congress enacted an amendment to the banking law (Law No. 17,613) aimed at strengthening the banking system. The law imposed reporting obligations on bank employees that acquire knowledge of irregularities, authorized the Superintendency of Financial Institutions to impose fines on the state-owned banks, and created a public register for bank shareholders. The law also provided the basis for the liquidation of the four private banks whose operations were discontinued in connection with the bank holiday declared on July 30, 2002, and the creation of a new financial institution with the portfolio of recoverable assets previously owned by the liquidated banks, expanded the powers of Banco Central in connection with the liquidation of financial institutions and the application of prudential regulations to state-owned banks, and mandated a deposit insurance program (which was implemented in March 2005). Following the adoption of the law, the government completed the reorganization of the discontinued banks into a new commercial bank, which was set up as a private bank, although its capital was initially owned by the government, and acquired the recoverable assets of three of the liquidated banks (Banco Comercial, Banco Montevideo and La Caja Obrera), assumed certain deposits and commenced its operations in March 2003. The non-recoverable assets of the three liquidated banks are held by liquidation funds, which were initially managed by Banco Central and were subsequently transferred to a private asset management company following a public bidding process. Deposits of the liquidated banks that were not assumed by the new commercial bank entitle depositors to a pro-rata share of the assets held by the corresponding liquidation fund.

During the 2002 crisis, with the exception of the country’s two largest banks, foreign-owned banks in Uruguay funded deposit outflows from their own resources.

The share of NPLs on total loans issued to the non-financial sector increased during the 2002 crisis. For all active private institutions excluding off-shore banks, NPLs increased from 5.0% to 16.0% on a net basis (from 10.0% to 25.0% on a gross basis) from December 2001 to December 2002. The deterioration of the loan portfolio can be attributed to the deepening of the recession and the devaluation of the peso. Devaluation affected the ability of local borrowers that did not have access to foreign exchange revenues to pay back their debts, which were mostly denominated in dollars. The increase of NPLs also, however, reflected the effect of the dramatic reduction of the stock of credit, from US$3.2 billion in December 2001 to US$2.0 billion in December 2002. To fund the deposit outflow, most banks ceased extending loans, thereby contributing to the increase in the share of NPLs.

Banco Central took measures to improve the soundness of the banking system, raising the minimum capital required to hold a license to operate as a financial intermediary institution (“responsabilidad patrimonial básica”) and also issuing instructions to banks requiring that the value of any collateral be reappraised after July 30, 2002 to factor into such valuation the impact of the devaluation of the peso.

Uruguay’s Banking System Following the 2002 Crisis

Beginning in March 2003, the level of deposits by the non-financial private sector started to increase and by December 2003, such deposits had reached US$7.6 billion (excluding deposits held with off-shore banks and financial houses). The successful reprofiling of the government’s foreign currency-denominated debt in June 2003 assisted in reducing the uncertainties and volatility that had affected Uruguay’s banking system since the end of 2001.

In 2003, the authorities introduced special liquid asset requirements with respect to deposits by non-residents to mitigate risks that could arise if runs on such deposits comparable to those observed during the 2002 crisis recurred.

The government also implemented certain structural reforms affecting state-owned banks. Following the transfer of all deposits to Banco de la República during the last quarter of 2002, the government streamlined the operations of Banco Hipotecario and limited its license to receive deposits. As of December 31, 2017, financial institutions had on average a total capital to risk-weighted assets ratio above the ratio required by Banco Central. As of December 31, 2018, Banco Hipotecario had US$1.91 billion of assets and US$1.01 billion of capital. As of December 31, 2019, Banco Hipotecario had US$1.82 billion of assets and US$0.86 billion of capital, and remained in full compliance with Uruguay’s current minimum capital adequacy ratios requirements.

In December 2003, Banco de la República transferred a portion of its loan portfolio, comprised mainly of past due loans, to a financial trust. A special vehicle was established to administer the transferred loans under the terms of the arrangements setting up the financial trust; Banco de la República was entitled to receive proceeds arising from recoveries under the transferred the loans in accordance with a pre-set cash flow schedule. The government guaranteed the recovery rate contemplated in the trust agreement and agreed to cover any deficit if the recovery rate were not realized. The guarantee was never called upon and it was released in December 2006 as Banco de la República achieved better than expected cash flows, from the recoveries.

At December 31, 2004, the non-financial private sector’s deposits held with the banking system (excluding deposits held with off shore banks and financial houses), of which 89.5% were denominated in foreign currencies, stood at US$8.2 billion. Approximately 54.3% of those deposits were held with Banco de la República, Banco Hipotecario and Nuevo Banco Comercial. The improved liquidity of the financial institutions also extended to Banco de la República, which was able to commence the repayment of the deposits whose maturity had been extended in August 2002 on an accelerated basis.

As inflation rates dropped and the peso appreciated, interest rates declined, but this did not result in an immediate expansion of bank credit. See “Monetary Policy and Inflation.”

In March 2005, the government established a deposit insurance regime to protect holders of U.S. dollar-denominated deposits of up to US$5,000 and peso-denominated deposits of up to the current equivalent of US$20,000 coverage in the event of a liquidation of the bank where such deposits are held. The government provided initial support for this regime through a US$20 million loan plus an additional credit line of US$40 million, which are expected to be replaced over time by insurance premiums to be paid by the financial institutions on account of deposits taken.

During 2005, the non-financial private sector’s deposits with the banking system and solvency ratios improved and the share of NPLs on total loans, decreased. Deposits (including deposits in off-shore banks) increased by US$222 million in 2005, to a total of US$9.4 billion as of December 31, 2005. Despite the increase in deposits, credit extended to the non-financial sector remained relatively stable during 2005. Solvency ratios of the banking system on average remained above the 10.0% total capital to risk-weighted asset ratio required by Banco Central and 6.4% above the level at December 31, 2004. At December 31, 2005, the regulatory capital of private banks (including Nuevo Banco Comercial) was 2.2 times above the minimum regulatory requirement, while capital of the Banco de la República was at 2.1 times the minimum requirement. Finally, the share of NPLs on total loans (based on payment delinquencies) of private banks (including Nuevo Banco Comercial) decreased from 7.6% in December 2004 to 3.6% in December 2005, while it remained within a range of 7.0% and 8.0% in 2005 for Banco de la República.

In 2008, the Uruguayan financial system felt some of the impacts of the global financial crisis, mainly affecting bank earnings. Deposits of the non-financial sector with the financial system (excluding the central government and social security agencies) increased in 2008 by 19.0% or US$2.1 billion up to US$13.3 billion.

In 2016, deposits of the non-financial private sector with the banking system increased by 1.0%, from US$27.9 billion as of December 31, 2015, to US$28.2 billion as of December 31, 2016. As of December 31, 2016, approximately 77.3% of these deposits were denominated in U.S. dollars and 12.6% constituted deposits by non-residents which decreased by approximately US$1.0 billion when compared to December 31, 2015, mainly as a result of withdrawals following the implementation of Argentina’s tax amnesty law. Credit extended to the domestic non-financial private sector by the banking system increased to US$15.0 billion as of December 31, 2016 (of which approximately 54.1% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 1.0% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 3.2% as of December 31, 2016 (3.3% excluding Banco Hipotecario) mainly as a result of the economic deceleration.

Regulatory capital as of December 31, 2016 represented 14.1% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by risks) ratio stood at 1.62. During 2016, bank credit to the non-financial sector represented approximately 27.9% of Uruguay’s GDP.

In 2017, deposits of the non-financial private sector with the banking system increased by 0.6% from US$28.2 billion as of December 31, 2016 to US$28.4 billion as of December 31, 2017. As of December 31, 2017, approximately 73.3% of these deposits were denominated in U.S. dollars and 9.8% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system increased by 1.5% totaling US$15.2 billion as of December 31, 2017 (of which approximately 51.3% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 1.0% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 3.4% as of December 31, 2017 (3.7% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2017 represented 14.2% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by risks) ratio stood at 1.78. During 2017, bank credit to the non-financial sector represented approximately 25.0% of Uruguay’s GDP.

In 2018, deposits of the non-financial private sector with the banking system decreased by 0.1% from US$28.40 billion as of December 31, 2017 to US$28.38 billion as of December 31, 2018. As of December 31, 2018, approximately 73.6% of these deposits were denominated in U.S. dollars and 9.8% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system increased by 0.3%, totaling US$15.2 billion as of December 31, 2018 (of which approximately 51.5% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 0.7% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 3.2% as of December 31, 2018 (3.4% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2018 represented 15.0% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by risks) ratio stood at 1.88. Bank credit to the non-financial sector represented approximately 24.9% of Uruguay’s GDP.

In 2019, deposits of the non-financial private sector with the banking system stood at US$29.2 billion as of December 31, 2019. As of December 31, 2019, approximately 76.2% of these deposits were denominated in U.S. dollars and 10.4% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system decreased by 3.8%, totaling US$14.7 billion as of December 31, 2019 (of which approximately 50.5% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 0.9% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 3.0 % as of December 31, 2019 (3.4% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2019 represented 15.2% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by credit, market, operational and systemic risks) ratio stood at 1.90. Bank credit to the non-financial sector represented approximately 25.2% of Uruguay’s GDP.

In 2020, deposits of the non-financial private sector with the banking system stood at US$32.3 billion as of December 31, 2020. As of December 31, 2020, approximately 77.3% of these deposits were denominated in U.S. dollars and 10.3% constituted deposits by non-residents. Credit extended to the domestic non-financial private sector by the banking system decreased by 0.9%, totaling US$14.5 billion as of December 31, 2020 (of which approximately 50.1% denominated in U.S. dollars). Credit extended to the foreign non-financial private sector by the banking sector represented 1.4% of total extended credits. The share of NPLs to total loans (based on payment delinquencies) stood at 2.7% as of December 31, 2020 (2.8% excluding Banco Hipotecario).

Regulatory capital as of December 31, 2020 represented 15.8% of risk-weighted assets (including Banco Hipotecario), while the equity adequacy and minimum regulatory capital (adjusted by credit, market, operational and systemic risks) ratio stood at 1.98. Bank credit to the non-financial sector represented approximately 28.6% of Uruguay’s GDP.

The authorities continue to monitor the overall condition of the banking sector closely to take early action on a case-by-case basis and correct any trend that could adversely affect the banking system as a whole.

The following tables set forth classifications of loan assets of the Uruguayan banking system as of the dates indicated:

Classification of Aggregate Assets of the Uruguayan Banking System (1)

(as of February 28, 2021 in millions of Uruguayan pesos)

	1A	1B	1C	2A	2B	3	4	5	Total
Banco de la República	139,793	149	115,206	26,416	29,954	34,414	8,451	9,776	364,160
Privately owned banks	146,337	1,115	283,485	72,928	85,732	18,390	12,248	7,294	627,529
Financial houses	477	—	18	—	—	4	—	—	499
Off-shore banks	2,625	—	571	—	2	—	—	—	3,198
Cooperatives	45		506	53	59	82	16	95	856
Total	289,277	1,264	399,786	99,397	115,748	52,890	20,715	17,166	996,242

Percentage	29.0%	0.1%	40.1%	10.0%	11.6%	5.3%	2.1%	1.7%	100.0%

(1)

The information presented in this table is classified on a quarterly basis on February, May, August and November of each year based on a credit risk analysis. Gross credit and contingent risks to the financial and non-financial sector.

Source: Banco Central.

Credit Classification of the Banking System (1)

(Based on payment behavior of clients)

(as of December 31, 2020)

Institution Type	Performing Loans	NPLs
Banco de la República	98.3%	1.7%
Banco Hipotecario del Uruguay	98.7%	1.3%
Private banks	99.4%	0.6%
Cooperatives	96.8%	3.2%
Financial houses	100.0%	—
Off-shore banks	100.0%	—
Total	99.0%	1.0%

(1)	Loans to both financial and non-financial sector, net of provisions.

Source: Banco Central.

Total Provisions of the Banking System for

Gross NPLs (1)

(as of December 31, 2020)

Institution Type	Provisions
Banco de la República	240%
Banco Hipotecario del Uruguay	369%
Private banks	237%
Cooperatives	120%
Financial houses	—
Total	245%

(1)	Total provisions as a percentage of gross NPLs to financial and non-financial sector.

Source: Banco Central.

The following table shows the number of financial institutions and percentage of loans and deposits corresponding to each category.

The Uruguayan Financial System

	As of December31,
	2016	2017	2018	2019	2020
	(Number)	(Number)	(Number)	(Number)	(Number)(1)	(Loans)(2)	(Deposits)(3)
Financial Institutions:
State-owned	2	2	2	2	2	38.0%	45.8%
Privately-owned(1)	14	14	11	11	11	61.9%	54.2%
Cooperatives	1	1	1	1	1	0.1%	—

Total	17	17	14	14	14	100.0%	100.0%

(1)	At December 31, 2019, includes nine banks, one financial house and one off-shore agency (IFE).
(2)	Loans to non-financial sector, net of provisions.
(3)	Non-financial private sector deposits.

Source: Banco Central.

The following table shows the bank credit provided to the private sector by Uruguay’s financial system for the periods shown.

Bank Credit to the Private Sector

(% of total credit)

	Banco Central(1)		Private Commercial Banks(2)		Banco de la República
As of December 31,	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency
2016	0.3	0.1	21.3	44.1	19.0	15.3
2017	0.3	0.1	21.5	41.4	20.5	16.2
2018	0.3	0.1	23.2	43.1	18.7	14.6
2019	—	—	25.0	42.9	18.8	13.3
2020(3)	—	—	25.6	42.5	18.5	13.5

(1)	Central Bank credit to the private sector was fully provisioned as of December 31, 2019.
(2)	Includes private banks, financial houses and financial cooperatives.
(3)	Figures may differ due to rounding.

Source: Banco Central.

Since the early 1980s, the majority of bank credit provided in Uruguay has been denominated in foreign currency, principally in U.S. dollars. At December 31, 2020, the amount of credit denominated in foreign currencies represented 50.1% of total credit to the domestic non-financial private sector, including Banco Hipotecario.

The Uruguayan financial sector also includes four domestic and eleven foreign insurance companies (including the state-owned insurance company). Insurance companies are regulated on a variety of matters by Law No. 16,426, dated October 14, 1993, Decree 354/94, dated August 17, 1994, and several circulars issued by the Superintendencia de Servicios Financieros of Banco Central.

Prevention of Money Laundering

In December 2017, Congress enacted Law No. 19,574, to consolidate existing regulations on anti-money laundering into a single harmonized legal text. Further, Law No. 19,574, as further amended, expanded the list of transactions that require reporting, as well as the entities required to report suspicious transactions of the non-financial sector and requirements on politically exposed persons.

Countering the Financing of Terrorism Law

On May 15, 2019, Congress enacted legislation aimed at discouraging the financing of terrorism and the proliferation of weapons of mass destruction in accordance with the United Nations Security Council Resolutions.

SECURITIES MARKETS

Until 1994, the Montevideo Stock Exchange was the only stock exchange in Uruguay. In September 1994, BEVSA, the Electronic Stock Exchange, was established for use exclusively by banks and other financial institutions. Foreign exchange transactions and certificates of deposit account for most of the amount traded in the Electronic Stock Exchange. In September 2015, UFEX, the futures and options exchange, was established for providing currency hedges, particularly in U.S. dollars, and livestock hedges.

In 2016, the aggregate trading volume on both exchanges decreased to US$27.1 billion (from US$32.7 billion in 2015), mainly due to a decrease in the issuance of government bonds and a decrease in transactions with certificates of deposit. In 2017, total trading volume increased to US$30.2 billion, mainly due to an increase in the issuance of certificates of deposit by the private sector. In 2018, total trading volume increased to US$35.2 billion, primarily as a result of an increase in the issuance of certificates of deposit by banking entities. In 2019, the aggregate trading volume decreased to US$30.8 billion, primarily as a result of a decrease in transactions involving securities issued by the central government and certificates of deposits and other securities issued by the private sector. In 2020, the aggregate trading volume decreased to US$25.5 billion, primarily as a result of a decrease in transactions involving certificates of deposit.

Consolidated Montevideo Stock Exchange &

Electronic Stock Exchange Securities Trading Volume

(in millions of US$)

	2016		2017		2018		2019		2020
Private sector securities:
Equities	US$	50	US$	9	US$	6	US$	4	US$	6
Bonds		61		15		35		79		4
Certificates of deposit & other		11,278		15,836		22,611		21,115		16,666

Total private sector securities(1)		11,390		15,860		22,652		21,198		16,676

Public sector securities:
Central government		15,695		14,150		11,820		9,471		8,736
Public enterprises		4		205		684		149		42

Total public sector securities		15,700		14,355		12,504		9,620		8,778

Total	US$	27,090	US$	30,215	US$	35,156	US$	30,818	US$	25,454

Number of listed companies:
Equities		9		8		8		7		7
Bonds and other debt issuers		46		54		57		61		63

Total		55		62		65		68		70

Source: Banco Central, based on reports of the Montevideo Stock Exchange and Electronic Stock Exchange.

The Uruguayan securities market has been undergoing institutional, legal and operational changes aimed at attaining greater levels of activity. Banco Central, through the Superintendencia de Servicios Financieros, has the power to regulate and supervise the securities markets, including setting professional ethical standards, requiring information, such as periodic reports from listed companies, setting controls and penalties and regulating the relationship between issuers and investors in the stock market. The basic regulatory framework for the Uruguayan securities market is set forth in Law No. 18,627 (issued in 2009 to replace Law No. 16,749), as amended, governing public and private offerings of equity and debt securities in Uruguay, and Law No. 16,774 defining the necessary characteristics and terms for the regulation and supervision of mutual funds and providing management guidelines and professional secrecy and adequacy standards.

In May 2021, the Minister of Economy and Finance and the President of Banco Central relaunched the Commission for Promoting the Capital Markets. The Commission is mandated to study the Uruguayan financial market and to suggest the relevant regulation changes needed in order to boost the ability of firms to access funding in the capital markets, and diversify investment opportunities for the general public as well as for institutional investors.

PUBLIC SECTOR FINANCES

The Uruguayan public sector comprises the central government, local governments, non-financial public sector institutions (including government-owned companies), financial public sector institutions (including Banco Central, Banco de la República and Banco Hipotecario), and a state-owned insurance company, Banco de Seguros del Estado. The consolidated Uruguayan public sector fiscal accounts reflect the revenues and expenditures of the central government, including local governments, non-financial public sector institutions, and Banco de Seguros del Estado. Central government expenditures are financed chiefly through tax revenues, domestic and external borrowing, and distribution of dividends from state-owned companies. Tax collections comprise value-added taxes, excise taxes, income taxes, net worth taxes, tariffs and other minor taxes. Central government expenditures consist primarily of wages, salaries and transfers to the social security system, with interest on public debt and the purchase of goods and services accounting for most of the remainder. Banco Central generally runs deficits principally due to interest payments on short-term monetary bills and deposits of the financial sector net of remunerated assets, and its own operational costs.

On December 17, 2020, Banco Central published revised figures on GDP and national accounts, updating the base year of such calculations from 2005 to 2016. See “Introduction.” The information presented in this section is based on 2016 GDP prices.

The following table sets forth a summary of public sector accounts (calculated on a cash basis) and as a percentage of GDP for the periods indicated.

Public Sector Finances

(in millions of US$ and % of total GDP)

	2016			2017			2018(1)			2019(1)			2020(1)
NON-MONETARY PUBLIC SECTOR REVENUES	US$	15,493	27.0%	US$	17,728	27.6%	US$	18,646	28.9%	US$	17,284	28.3%	US$	15,018	28.0%
Central government		10,741	18.7		12,587	19.6		12,907	20.0		11,860	19.4		10,621	19.8
Value-added taxes		4,767	8.3		5,489	8.5		5,454	8.5		5,160	8.4		4,677	8.7
Income taxes (corporate and personal)		3,182	5.5		4,080	6.3		4,240	6.6		3,926	6.4		3,483	6.5
Taxes on capital		611	1.1		663	1.0		700	1.1		682	1.1		600	1.1
Other taxes on goods and services		1,324	2.3		1,604	2.5		1,571	2.4		1,463	2.4		1,306	2.4
Tax credit certificates		(907)	(1.6)		(1,244)	(1.9)		(1,259)	(2.0)		(1,307)	(2.1)		(1,171)	(2.2)
Foreign trade taxes		511	0.9		600	0.9		679	1.1		627	1.0		549	1.0
Others		1,252	2.2		1,396	2.2		1,523	2.4		1,309	2.1		1,177	2.2
Social Security Revenues (BPS)(2)		3,959	6.9		4,591	7.1		5,302	8.2		4,946	8.1		3,879	7.2
Public Enterprises Primary Balance		793	1.4		550	0.9		437	0.7		478	0.8		518	1.0
NON-MONETARY PUBLIC SECTOR PRIMARY EXPENDITURES	US$	15,689	27.3%	US$	17,786	27.7%	US$	18,226	28.3%	US$	17,627	28.8%	US$	16,176	30.2%
Central government - Banco de Previsión Social (“BPS”) Current Primary Expenditure		14,409	25.1		16,555	25.8		16,902	26.2		16,226	26.5		15,110	28.2
Wages and salaries		2,720	4.7		3,106	4.8		3,183	4.9		3,105	5.1		2,803	5.2
Non personnel expenditures		1,954	3.4		2,188	3.4		2,270	3.5		2,206	3.6		2,119	3.9
Pension payments		5,062	8.8		5,952	9.3		6,061	9.4		5,815	9.5		5,375	10.0
Transfers		4.674	8.1		5,309	8.3		5,388	8.4		5,101	8.3		4,813	9.0
Investment		1,280	2.2		1,231	1.9		1,324	1.4		1,401	2.3		1,066	2.0
Central Government		721	1.3		784	1.2		875	1.4		828	1.4		681	1.3
Pubic Enterprises		559	1.0		448	0.7		449	0.7		573	0.9		386	0.7
Local Governments Primary Balance(3)		39	0.1		43	0.1		29	—		(40)	(0.1)		38	0.1
Banco de Seguros del Estado (BSE) Primary Balance		20			(65)	(0.1)		(90)	(0.1)		73	0.1		6	—
Central Government-BPS Primary Balance		(430)	(0.7)		(160)	(0.2)		432	0.7		(248)	(0.4)		(1,291)	(2.4)
NON-MONETARY PUBLIC SECTOR PRIMARY BALANCE	US$	(137)	(0.2)%	US$	(79)	(0.1)%	US$	360	0.6%	US$	(309)	(0.5)%	US$	(1,114)	(2.1)%
Banco Central Primary Balance		(49)	(0.1)		(45)	(0.1)		(49)	(0.1)		(34)	(0.1)		(1)	—
PUBLIC SECTOR PRIMARY BALANCE	US$	(186)	(0.3)%	US$	(125)	(0.2)%	US$	311	0.5%	US$	(344)	(0.6)%	US$	(1,116)	(2.1)%
Interest Payments		1,745	3.0		1,947	3.0		2,041	3.2		1,633	2.7		1,627	3.0
Central government		1,416	2.5		1,604	2.5		1,673	2.6		1,463	2.4		1,422	2.7
Public Enterprises		89	0.2		91	0.1		95	0.1		95	0.2		82	0.2
Local Governments		4	—		2	—		—	—		—	—		—	—
Banco Central		349	0.6		415	0.6		474	0.7		260	0.4		263	0.5
Banco de Seguros del Estado		(113)	(0.2)		(166)	(0.3)		(201)	(0.3)		(186)	(0.3)		(141)	(0.3)
Central Government-BPS Overall Balance		(1,847)	(3.2)		(1,765)	(2.7)		(1,241)	(1.9)		(1,712)	(2.8)		(2,713)	(5.1)
PUBLIC SECTOR OVERALL BALANCE (SURPLUS/(DEFICIT))	US$	(1,930)	(3.4)%	US$	(2,072)	(3.2)%	US$	(1,730)	(2.7)%	US$	(1,977)	(3.2)%	US$	(2,742)	(5.1)%

(1)	Preliminary data.
(2)

Data for 2018, 2019 and 2020 includes extraordinary revenues from transfers into the public Social Security Trust Fund. These inflows are associated with the enactment of a law introducing changes to the Uruguayan social security system. See “Fiscal Policy—Social Security.”

(3)	Primary balance by funding sources (Source: Banco Central).

Source: Ministry of Economy and Finance based on Tesorería General de la Nación, Contaduría General de la Nación, Banco de Previsión Social, Oficina de Planeamiento y Presupuesto and Banco Central.

In 2016, the public sector overall balance registered a deficit of US$1.9 billion (3.4% of GDP). The public sector primary balance registered a deficit of US$186 million (0.3% of GDP). Non-monetary public sector primary expenditures in 2016 totaled US$15.7 billion, an increase of 2.8% compared to 2015, mainly due to increases in wages and salaries, non-personnel expenditures, pension payments and transfers. Non-monetary public sector revenues in

2016 totaled US$15.5 billion, an increase of 0.1%, compared to 2015, mainly as a result of higher revenues from the central government which offset a lower primary result of public enterprises. Further, non-monetary public sector investment in 2016 increased by 0.1% of GDP, mainly as a result of an increase in central government investment, while investments by public enterprises (as a percentage of GDP) remained stable.

In 2017, the public sector overall balance registered a deficit of US$2.1 billion (3.2% of GDP). The public sector primary balance registered a deficit of US$125 million (0.2% of GDP). Non-monetary public sector primary expenditures in 2017 totaled US$17.8 billion, an increase of 0.2% of GDP compared to 2016, mainly due to an increase in pension payments. Non-financial public sector revenues in 2017 totaled US$17.8 billion, an increase of 0.6% of GDP compared to 2016, mainly as a result of higher tax collections following the fiscal consolidation measures implemented during 2017 and increasing social security revenues, which were partially offset by lower revenues derived from public utilities. Further, non-monetary public sector investment in 2017 decreased by 0.3% of GDP, mainly as a result of a decrease in investments by public enterprises.

In 2018, the public sector overall balance registered a deficit of US$1.7 billion (2.7% of GDP). This decrease in the overall deficit compared to 2017 includes transfers estimated at 1.1% of GDP associated with the enactment of a new law introducing changes to the Uruguayan social security system, as described below. See “Fiscal Policy—Social Security.” Disregarding this extraordinary revenues, the public sector overall balance in 2018 reflects a deficit increase equal to 0.6% of GDP when compared to 2017. The public sector primary balance registered a surplus of US$311 million (0.5% of GDP). Non-monetary public sector primary expenditures in 2018 totaled US$18.2 billion, an increase of 0.6% of GDP compared to 2017, mainly due to an increase in pension payments. Non-monetary public sector revenues in 2018 totaled US$18.6 billion, an increase of 1.3% of GDP compared to 2017, mainly as a result of the transfers to the FSS pursuant to the Cincuentones Law, as described above, and, to a lesser extent, higher tax collections, an increase in revenues from foreign trade and the transfers from the Energy Stabilization Fund to the Treasury. The Energy Stabilization Fund was established in 2010 as part of the government’s long-term management of the results of operations of the state-owned enterprises to reduce the impact of droughts affecting hydro-generation and increasing UTE’s electricity generation costs, and to mitigate the need to introduce abrupt rate adjustments affecting consumers. If the Energy Stabilization Fund’s assets exceed the fund’s annual coverage target (Valor Objetivo de Cobertura del Fondo), the government may require the fund to transfer such excess assets to the Treasury.

In 2019, the public sector overall balance registered a deficit of US$2.0 billion (3.2% of GDP). This increase in the overall deficit compared to 2018 includes transfers estimated at 1.1% of GDP to the FSS pursuant to the Cincuentones Law. The public sector primary balance registered a deficit of US$344 million (0.6% of GDP). Non-monetary public sector primary expenditures in 2019 totaled US$17.6 billion, an increase of 0.5% of GDP compared to 2018, mainly due to an increase in pension payments and wages and salaries. Non-monetary public sector revenues in 2019 totaled US$17.3 billion, a decrease of 0.6% of GDP compared to 2018, mainly as a result of lower tax collections and social security revenues.

In 2020, the public sector overall balance registered a deficit of US$2.8 billion (5.1% of GDP). Excluding transfers to the public social security trust fund estimated at 0.6% of GDP, Uruguay’s overall public sector deficit stood at 5.7% of GDP in 2020, compared to 4.3% of GDP in 2019. The public sector primary balance registered a deficit of US$1.1 billion (2.1% of GDP). Non-monetary public sector primary expenditures in 2020 totaled US$16.2 billion, an increase of 1.4% of GDP compared to 2019, mainly due to an increase in transfers due to the COVID-19 pandemic. Non-monetary public sector revenues in 2020 totaled US$15.0 billion, a decrease of 0.3% of GDP compared to 2019, mainly as a result of lower social security revenues.

In 2020, Uruguay’s central government-BPS deficit represented approximately 5.1% of GDP. Excluding transfers to the public social security trust fund estimated at 0.6% of GDP, Uruguay’s central government-BPS deficit stood at 5.8% of GDP in 2020. Primary expenditures from the central government-BPS increased 0.4% in real terms in 2020. Excluding expenses associated with the health emergency, expenditures decreased 2.7% in real terms.

Uruguay’s central government-BPS revenues represented approximately 27.1% of GDP in 2020, decreasing 0.2 percentage points of GDP compared to 2019. In 2020, total revenues of Central Government-BPS decreased by 6.4% in real terms, mainly as a result of the tax reliefs measures introduced to address the COVID-19 pandemic as well as the deterioration of the labor market. In particular, real gross tax collection decreased 2.7% in 2020.

Uruguay’s central government-BPS primary expenditures stood at 28.2% of GDP in 2020, increasing by 1.7 percentage points of GDP compared to 2019. The increase was almost entirely associated with the measures introduced to address the COVID-19 pandemic, as investments post a decrease of 0.1% of GDP. In real terms, primary expenditures of the Central Government- BPS increased by 0.4% in 2020. Excluding expenses associated with the health emergency, expenditures decreased by 2.7% in real terms in 2020.

Based on 2005 prices, excluding transfers to the public social security trust fund, Uruguay’s central government-BPS deficit would have represented 6.3% of GDP in 2020, below the 6.6% target included in the Budget Law.

The following table sets forth the composition of the government’s tax revenues for the periods indicated:

Composition of Tax Revenues

	2016	2017(1)	2018(1)	2019(1)	2020(1)
Value-added taxes (VAT)	50.2%	49.1%	47.9%	49.0%	49.7%
Income taxes (corporate and personal)	33.5	36.5	37.2	37.3	37.0
Taxes on capital	6.4	5.9	6.1	6.5	6.4
Other taxes on goods and services	14.0	14.2	13.8	13.6	13.6
Tax certificates	(9.6)	(11.1)	(11.1)	(12.4)	(12.4)

Foreign trade taxes	5.4	5.4	6.0	6.0	5.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

Value-added taxes on manufactured products are levied at scheduled rates at each stage of the production and distribution process. Most products and services are taxed at a rate of 22%, while certain basic goods, including most basic foodstuffs, are taxed at a lower rate of 10%, and certain other products and services, including securities, precious metals and export services, are exempt from value-added tax. Excise taxes are levied at scheduled rates on automobiles, gasoline, certain beverages, tobacco, cosmetics and certain other products. The corporate income tax in Uruguay is currently levied at a flat rate of 25.0%, taxing all corporate profits of Uruguayan source. Personal income taxes are assessed on a progressive scale, covering revenues of Uruguayan source, with rates ranging from 10% to 36%. Retirees are subject to personal income tax at a reduced rate. For fiscal year 2021, personal income below Ps.409,080 per annum (equivalent to approximately US$9,662 as of December 31, 2020) is exempt from personal income taxes. Import and export taxes are based on published tariff schedules.

The following table sets forth public sector borrowings and repayments for the periods indicated.

Public Sector Borrowings and Repayments(1)

(in millions of US$ and % of total GDP)

	2016			2017			2018			2019			2020
Monetary liabilities(2)	US$	396	0.7%	US$	(134)	(0.2)%	US$	291	0.4%	US$	138	0.2%	US$	198	0.4%
Treasury bonds & bills		1,194	2.1		5,611	8.7		747	1.2		(353)	(0.6)		3,452	6.5
Loans(3)		122	0.2		(140)	(0.2)		244	0.4		135	0.2		819	1.5
et deposits(4)		(1,826)	(3.2)		(824)	(1.3)		176	0.3		1,211	2.0		(251)	(0.5)
Net international reserves		2,184	3.8		(2,441)	(3.8)		407	0.6		1,085	1.8		(1,583)	(3.0)
Other(5)		(7)	—		16	—		(114)	(0.2)		(216)	(0.3)		47	0.1

Net borrowing requirements	US$	2,063	3.6%	US$	2,088	3.2%	US$	1,751	2.7%	US$	2,000	3.3%	US$	2,682	5.0%

(1)

Represents aggregate borrowings in year indicated less aggregate repayments for such year. Negative numbers represent net repayments by the Public Sector, while positive numbers mean net borrowings by the Public Sector. The overall balance reflects the Net Borrowing Requirements of the Public Sector.

(2)	Monetary Liabilities include Monetary Base, Call and reserve deposits in pesos and Treasury Bills in pesos.
(3)	“Loans” includes both domestic and foreign loans. Since August 2002 includes loans related to the FESB.
(4)	“Net deposits” means deposits by public sector with banking sector net of credits.
(5)	“Other” includes the fluctuations in the remaining assets and liabilities of the Non-Financial Public Sector and Banco Central.

Source: Banco Central.

FISCAL POLICY

2020-2024 Budget

The Ministry of Economy and Finance and the Office of Budget and Planning are responsible for the preparation of the budget of the central government and a report on the budget prepared by the judiciary, the public education system and certain other agencies, which are submitted to Congress every five years for its approval.

The Ministry of Economy and Finance presents an annual report on the government’s fiscal performance to Congress, at which time the budget may be updated and adjusted. The Constitution expressly forbids the executive from requesting, and Congress from passing, expenditure increases during an election year or in the year immediately following. Once Congress has approved the budget and appropriated monies for the different public expenditures, the Ministry of Economy and Finance provides funds to certain agencies of the central government and monitors expenditures. The Ministry of Economy and Finance also has the authority to review the budgets submitted for approval by the financial and non-financial public sector institutions. Municipal governments prepare their own budgets, which are reviewed by their municipal legislative councils. Congress has the authority to resolve any disputes on the budgetary process between the financial and non-financial public sector institutions and the Ministry of Economy and Finance, and between the municipal governments and the municipal legislative councils.

In August, 2020, the government submitted the five-year budget bill for the 2020-2024 period to Congress, which approved it in December 2020. The budget was based on certain macroeconomic assumptions and policy objectives related to the sustainability of public finances, macroeconomic stability, economic growth and social achievements. The budget lays the foundations for changes in fiscal policy decision-making and execution, in order to stabilize the ratio of debt to GDP and foster sustainable finances over the medium-term. Commitment to meeting fiscal targets is anchored on a new fiscal framework and the five-year budget that seeks to contain public sector expenditure.

The budget establishes a fiscal rule based on structural balance targets, to account for business cycle fluctuations and one-off/temporary spending and revenue items, together with a cap on real growth in primary expenditures in line with potential real economic growth. Additionally, a Fiscal Advisory Council and a Committee of Experts, is expected to provide the projected GDP numbers and other macroeconomic assumptions underlying the calculation of the structural fiscal result and assess the overall implementation of the fiscal rule.

The 2020-2024 Budget Law introduced a new rule-based fiscal framework, which includes a cap to annual incurrence of net indebtedness. For 2021, the legal limit is set at US$2,300 million (significantly lower than the cap of US$3,500 million set for 2020). This borrowing framework also includes a safeguard clause, with a limited and clearly defined set of events that can trigger it (such as severe economic downturns, substantial changes in relative prices, states of emergency or nationwide disasters). When invoked, the clause allows for up to an additional 30% increase of the baseline net indebtedness amount authorized (for 2021, the augmented limit is equivalent to US$2,990 million). On July 7, 2021, the government communicated to Congress its decision to activate the safeguard clause to provide the additional budgetary resources required to address the economic and social impact of COVID-19.

In terms of budget allocation, education, infrastructure and public safety are the most important program areas of the 2020-2024 budget. Proposed governmental actions in support of these program areas include:

•	achieving high-quality public education through broadening access to education, committing to innovation and promoting scientific and technological knowledge;

•	repairing and maintaining road infrastructure, as well as extending the road network;

•	designing and executing public safety policies, professionalizing law enforcement and improving police personnel’s working conditions and remuneration;

•	promoting public-private partnerships to undertake a broad range of investments in logistics and infrastructure, aimed at consolidating Uruguay as a regional logistics hub; and

•	implementing human resource policies (related to income, mobility and training of public officials) that target innovation, by establishing variable performance-based salaries.

Social Security

Until 1995, Uruguay’s social security system was a government administered defined-benefit “pay-as-you-go” system, financed by a combination of contributions from employees, employers and the government. As the ratio of retirees to active workers increased, the government had to increase its contributions to cover the system’s growing structural deficit.

In September 1995, Congress enacted legislation proposed by the government to reform the social security system. The main features of that legislation are:

•

complementing the defined-benefit “pay-as-you-go” system with a defined-contribution system designed to develop over the years in which a portion of each worker’s contribution is deposited in individual investment accounts;

•	increasing the minimum number of work years for eligibility of benefits to 35 years;

•	making the defined-contribution system mandatory for those forty years old or younger; and

•	producing incentives for workers to continue working past the minimum retirement age by increasing benefits according to a formula based on age of retirement and number of years worked.

Individual contributions under the defined-contribution system are administered and invested by pension fund administrators. The regulatory framework for pension fund administrators was adopted in the first quarter of 1996 and four pension fund administrators (three private firms and one state-owned firm) are in operation. Pension fund administrators were required to invest 80% of their holdings in Uruguayan government bonds during their first year of operation. Since then, they have been permitted to decrease these holdings by 5% to 10% per year up to a minimum investment requirement of 30%, requiring at the same time a maximum limit of 60%. Since 2010 the maximum limits on both Uruguayan government bonds (60%) and Banco Central notes (30%) have been merged into an individual limit of 90%, which converged to 75% in 2015. The lower limit has been abandoned.

The reform also established a system that allows the tracking of each individual’s contributions, which is essential for improving the administration of contributions and pension benefits. The operations of Uruguay’s social security administration and the state-owned pension fund administration were also modernized and decentralized. Because the social security system continued to operate with a substantial defined-benefit “pay-as-you-go” system, these reforms were not expected to provide a short-term solution to the structural deficit of Uruguay’s social security system, but were intended to reduce the deficit over time. In addition, the reforms were expected to induce savings and enhance the development of a domestic securities market.

In December 2017, Congress enacted legislation (the “Cincuentones Law”) allowing certain workers and retirees aged over fifty as of April 1, 2016, to change their affiliation from the individual capitalization pension scheme, which is managed by pension funds that manage contributions (“Administradoras de Fondos de Ahorro Previsional or “AFAPs”) and insurance companies that pay out pensions in annuities, to the public social security “pay-as-you-go” scheme which is managed by the Banco de Prevision Social (the “BPS”). As of December 31, 2020, 44% out of the eligible 75,621 workers and retirees had decided to change their affiliation from the individual capitalization pension scheme to the public social security “pay-as-you-go” scheme.

The amounts so transferred and invested are held in a trust (the “Social Security Trust” or “FSS”) that has the BPS as its beneficiary, which will be ring-fenced until 2024 and will then be used gradually to pay for these additional pensions over a 20-year period. In accordance with the 2014 IMF Government Finance Statistics Manual, (i) all transactions related to the FSS are treated as transactions of the BPS and therefore the transfers into the FSS have been reflected as revenues in the central government’s fiscal balance, reducing the fiscal deficit, (ii) to the extent that some of these savings are transferred from AFAPs to the BPS in the form of government securities, such transfer results in a reduction in gross total public sector debt, and (iii) these and any future savings transferred to the BPS will not materially reduce public financing needs due to the FSS being ring-fenced for six years.

Starting October 2018, the AFAPs and insurance companies began transferring to the BPS the contributions of workers and retirees who elected to change their affiliation. These transactions were recorded and reported by the authorities in the relevant sections of fiscal accounts. In the medium term, pension fund liabilities assumed by BPS pursuant to this legislation may exceed accumulated revenues from transfers from the AFAPs and insurance companies, to the detriment of the government’s balance sheet.

Social Security Reform

The number of Uruguayans over the age of 65 has increased during the last two decades. The following table sets forth historical and projected information regarding Uruguayans aged 65 to 79 years and those aged 80 years and above, for the periods indicated.

	Uruguayans Above Retirement Age
	1975	1985	2000	2010	2025	2050
65-79 years	226,034	268,154	336,526	341,247	414,212	563,315
80 years and above	46,782	60,736	98,459	124,152	148,459	262,716

Total	272,816	328,890	434,985	465,399	562,671	826,031

Source: National Statistics Institute.

The increase in the number of Uruguayans above retirement age raises concerns regarding the consequent increased burden on the social security system.

On November 5, 2020, the Committee of Experts on Social Security (“CESS”), which was created in July 2020 with the enactment of the Urgent Consideration Law, began its analysis of the Uruguayan social security system to present recommendations for its reform to the government. The CESS is comprised of fifteen members appointed by the Executive Power. They have expertise in social security, demographic, economic and legal matters, among others. The composition of the CESS reflects the diversity of views regarding social security issues, both from social organizations and political parties.

Pursuant to the Urgent Consideration Law, the CESS was given 90 days from the date of its creation to prepare such analysis and an additional 90 days to present a set of reform proposals, for which it may establish an open dialogue process with civil society. See “Recent Developments—Fiscal Policy—Social Security Reform.”

PUBLIC SECTOR DEBT

Central Government Debt

Law No. 19,924, enacted on December 18, 2020, constitutes the legal framework for public indebtedness (the “Public Sector Debt Law”). The Public Sector Debt Law establishes the maximum net indebtedness that the Central Government may incur during 2020 and 2021. For 2020, the limit was set at US$3,500 million, while for 2021 the limit was set at US$2,300 million.

In 2020, the central government’s accumulated net indebtedness totaled US$3.1 billion, below the legal limit set for the year:

Central Government’s Annual Net Indebtedness

(in millions of US$)

	As of December 31, 2020
Gross Indebtedness	US$	5,891
Disbursements from Multilaterals and Financial Institutions		1,285
Total Issuance of Market Debt		4,607
Amortizations of Market Debt and Loans		2,205
Market Debt		2,113
Loans from Multilaterals and Financial Institutions		92
Change in Financial Assets		574
Treasury Liquid Assets		369
Other Financial Assets		205
Net Indebtedness	US$	3,113

Source: Ministry of Economy and Finance.

This borrowing framework also includes a safeguard clause with a limited and clearly defined set of events that can trigger it (such as severe economic downturns, substantial changes in relative prices, states of emergency or nationwide disasters). When invoked, the clause allows for up to an additional 30% increase of the baseline net indebtedness amount authorized.

As of December 31, 2020, the central government gross debt stood at 61.5% of GDP, while the central government’s net debt stood at 56.6% of GDP.

The following table sets forth information regarding the debt of the central government outstanding as of the dates indicated.

Central Government Debt

(in millions of US$)

	As of December 31,
	2016		2017		2018(1)		2019(1)		2020(1)
Gross Debt(2)	US$	26,098	US$	28,664	US$	29,383	US$	29,838	US$	32,879
Of which
(% in foreign currency)		55%		49%		54%		56%		54%
(% in local currency)		45%		51%		46%		44%		46%
Of which
Nominal		5%		13%		10%		9%		6%
CPI-linked		36%		34%		31%		28%		31%
Wage-linked		4%		4%		5%		7%		9%
Average maturity (in years)		13.8		13.0		13.8		14.0		13.5
Net Debt	US$	22,366	US$	25,341	US$	26,285	US$	27,723	US$	30,256

(1)	Preliminary data.

(2)

Debt figures include all loans entered into, and financial market securities issued by, the central government in domestic and foreign currency, in both local and international markets, and held by private, multilateral, and/or other domestic or foreign public sector entities. Debt figures include central government securities held by the Social Security Trust Fund, and exclude non-market central government securities issued to capitalize the Central Bank.

Source: Ministry of Economy and Finance.

In 2016, the central government issued peso-denominated and peso-denominated CPI-linked treasury notes for an aggregate principal amount equivalent to US$570 million.

In 2017, the central government issued peso-denominated and peso-denominated CPI-linked treasury notes for an aggregate principal amount equivalent to US$706 million.

In 2018, the central government issued peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes for an aggregate principal amount equivalent to US$1.6 billion. This includes US$694 million issued under a joint liability management operation with Banco Central conducted in November 2018, pursuant to which investors tendered short term securities of Banco Central and the central government in exchange for peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes with longer maturity.

In 2019, the central government issued peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes for an aggregate principal amount equivalent to US$1.3 billion. This includes US$499.1 million issued under a joint liability management transaction with Banco Central conducted in May 2019. Pursuant to this transaction, investors tendered short-term Banco Central and central government securities in exchange for peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes with a longer maturity.

In 2020, the central government issued peso-denominated treasury notes in the domestic market (linked to both the nominal wage index and CPI-linked) for a total principal amount equivalent to US$2.6 billion. These notes include the equivalent of US$949.2 million peso-denominated treasury notes issued under a joint liability management transaction with Banco Central executed in January 2020. Pursuant to this transaction, investors tendered short-term Banco Central and central government securities in exchange for peso-denominated treasury notes linked to the average nominal wage index and CPI-linked treasury notes with a longer maturity.

The following table sets forth information regarding Uruguay’s central government liquid assets and credit lines available on the dates indicated.

Liquid Assets and Available Credit Lines

(in millions of US$)

	As of December 31,
	2016		2017(1)		2018(1)		2019(1)		2020(1)
Total Financial Assets	US$	3,733	US$	3,324	US$	3,097	US$	2,136	US$	2,624
Of which
Liquid Assets(2)		2,515		2,230		2,132		1,213		1,582

Credit lines with multilateral organizations	US$	2,418	US$	2,418	US$	2,434	US$	2,191	US$	1,415

(1)	Preliminary data.
(2)	Financial assets of the central government that are not otherwise committed to a specific application.

On April 6, 2016, the Comité de Coordinación Macroeconómica (Macroeconomic Coordination Committee), comprised of the Minister of Economy and Finance and the Board of Directors of Banco Central, approved the establishment of the Comité de Coordinación de Deuda Pública (Public Debt Coordination Committee, or the “PDCC”). The PDCC is co-chaired by the Director of the Debt Management Unit of the Ministry of Economy and Finance and by Banco Central’s Manager of Economic Policy and Markets. Its main goal is to coordinate and cooperate in the effective implementation of the debt strategies of the government and Banco Central, taking into account the policy objectives, instruments and legal duties of each institution. This framework for cooperation between institutions follows international best practices developed by the World Bank and aims for the development of domestic markets, management of the public sector consolidated balance sheet and potential risk-mitigating strategies for publicly-owned companies.

Public Sector Debt

The following table sets forth information regarding total gross public sector debt as of the dates indicated.

Total Gross Public Sector Debt

(in millions of US$)

	As of December 31,
	2016		2017		2018(1)		2019(1)		2020(1)
Gross public sector external debt	US$	17,120	US$	17,856	US$	18,390	US$	19,361	US$	21,241
Gross public sector domestic debt(2)		16,392		20,995		20,013		17,845		18,643
Banco Central		4,941		7,457		6,973		5,857		6,207
Non-financial public sector		11,451		13,538		13,040		11,989		12,436

Total gross public sector debt(3)	US$	33,512	US$	38,851	US$	38,403	US$	37,206	US$	39,884

(1)	Preliminary data.
(2)	Public debt with Uruguayan residents excluding Treasury bonds held by the public sector.
(3)	Totals may differ due to rounding.

Source: Banco Central.

Historically, deposits of the non-financial public sector held with Uruguay’s banking system were deducted from Uruguay’s gross public sector debt. According to the reporting methodology adopted by the government in March 2013 following the criteria used by the IMF and the World Bank, deposits of the non-financial public sector held with Uruguay’s banking system are not deducted from Uruguay’s gross public sector debt and are recorded as non-financial public sector assets. Uruguayan statistics are consistent with statistics published by other countries that follow the IMF and the World Bank’s methodology. Figures for previous years have been restated following this methodology.

Domestic Debt

Uruguay defines domestic debt as all peso-denominated debt and foreign currency-denominated debt of the central government, local governments, public sector enterprises and Banco Central known to be held by Uruguayan residents.

The following table sets forth information regarding the stock of gross public sector domestic debt of the government outstanding on the dates indicated.

Gross Public Sector Domestic Debt

(in millions of US$)

	As of December 31,
	2016		2017		2018(1)		2019(1)		2020(1)
Treasury bonds(2)	US$	10,147	US$	12,202	US$	11,763	US$	10,797	US$	11,229
Other liabilities(3)		6,245		8,793		8,250		7,048		7,414

Total(4)	US$	16,392	US$	20,995	US$	20,013	US$	17,845	US$	18,643

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.
(3)	Includes Credits net of Deposits (a net concept) and Brady Bonds.
(4)	Totals may differ due to rounding.

Source: Banco Central.

The following table sets forth information regarding the amortization of Uruguay’s gross public sector domestic debt in the periods indicated.

Amortization of Gross Public Sector Domestic Debt

(in millions of US$)

	Outstanding as of December 31, 2020(1)		2021		2022		2023		2024		2025		2026		2027		2028 to Final Maturity
Treasury bonds(2)	US$	11,229	US$	850	US$	953	US$	697	US$	1,285	US$	992	US$	479	US$	479	US$	5,493
Other liabilities(3)		7,414		6,118		531		114		146		146		105		37		216
Total(4)	US$	18,643	US$	6,968	US$	1,484	US$	811	US$	1,432	US$	1,138	US$	584	US$	516	US$	5,709

(1)	Preliminary data.
(2)	Includes foreign and local currency-denominated Treasury bonds and Eurobonds.
(3)	Includes Credits net of Deposits (a net concept) and Brady Bonds.
(4)	Totals may differ due to rounding.

Source: Banco Central.

External Debt

Uruguay’s total gross public sector external debt consists of all debt of the central government, local governments, public sector enterprises and Banco Central not known to be held by Uruguayan residents, which is denominated either in domestic or foreign currencies. Gross public sector external debt totaled US$17.1 billion (or 29,8% of GDP) as of December 2016, US$17.9 billion (or 27.8% of GDP) as of December 2017, US$18.4 billion (or 28.5% of GDP) as of December 2018, and US$19.4 billion (or 31.6% of GDP) as of December 2019, and US$21.2 billion (or 39.6% of GDP) as of December 2020.

The interest expense on Uruguay’s gross public sector external debt in 2020 represented 1.75% of GDP.

As of December 31, 2020, Uruguay’s gross public sector external debt comprised direct loans to the central government in the amount of approximately US$ 3.9 billion and public securities in an outstanding aggregate amount of approximately US$ 15.6 billion.

Total Gross Public Sector External Debt

(in millions of US$, except percentages)

	As of December 31,
	2016		2017		2018(1)		2019(1)		2020(1)
Public sector:
Financial public sector (Banco Central)	US$	680	US$	812	US$	534	US$	508	US$	746
Non-financial public sector		16,440		17,044		17,856		18,853		20,495
Of which:
Treasury notes and bonds		12,559		13,256		13,889		14,800		15,558

Total(2)	US$	17,120	US$	17,856	US$	18,390	US$	19,361	US$	21,241

Total gross public sector external debt/GDP		29.8%		27.8%		28.5%		31.6%		39.6%
Total public sector external debt/exports		110.7%		106.3%		107.9%		113.9%		156,7%

(1)	Preliminary data.
(2)	Totals may differ due to rounding.

Source: Banco Central.

In recent years, Uruguay accessed the international capital markets repeatedly in connection with the implementation of its financing and liability management strategies. The liability management transactions contribute to reduce refinancing risk and have allowed Uruguay to reduce its ongoing debt service requirements. See “—Debt Service and Debt Restructuring.”

Gross Public Sector External Debt, By Creditor

(in millions of US$ at period end)

	2016		2017(1)		2018(1)		2019(1)		2020(1)
Multilateral organizations:
IBRD (World Bank)	US$	971	US$	817	US$	808	US$	1,107	US$	1,110
IADB		1,618		1,671		1,939		1,672		2,744
IMF(2)		394		418		408		406		422
Other		627		759		724		669		681
Total multilateral organizations		3,610		3,665		3,879		3,854		4,957
Bilateral creditors		128		160		144		139		139
Commercial banks		319		168		130		108		88
Other non-resident institutions		12,837		13,648		14,014		14,902		15,881
Of which:
Treasury bonds		12,559		13,256		13,889		14,800		15,558
Suppliers		225		214		223		358		174

Total(3)	US$	17,120	US$	17,856	US$	18,390	US$	19,361	US$	21,241

(1)	Preliminary data.
(2)

Corresponds to a general allocation of funds to all members approved by the IMF, pursuant to which Uruguay received SDR227 million (approximately US$ 355.5 million) in August 2009, and an additional SDR16 million (approximately US$25.3 million) in September 2009)

(3)	Totals may differ due to rounding.

Source: Banco Central.

The following table sets forth public sector external debt denominated in foreign currency, by currency as of the date indicated.

Summary of Public Sector External Debt Denominated By Currency(1)

(in millions of US$, except percentages)

	As of December 31, 2020%
Uruguayan pesos	US$	3,696	17.4%
U.S. dollars		15,255	71.8%
Euros		102	0.5%
Japanese yen		1,211	5.7%
SDRs		425	2.0%
Other		552	2.6%

Total(2)	US$	21,241	100.0%

(1)	Foreign currency composition is defined on a contractual basis and does not reflect adjustments for foreign exchange swap operations.
(2)	Totals may differ due to rounding.

Source: Banco Central.

The following table sets forth the total public sector external debt, net of international reserve assets and certain other non-financial public sector and Banco Central assets, as of the dates indicated.

Total Public Sector External Debt, Net of International Reserve Assets

(in millions of US$)

	As of December 31,
	2016			2017(1)			2018(1)			2019(1)			2020(1)
Total gross public sector external debt(2)	US$	17,120		US$	17,856		US$	18,390		US$	19,361		US$	21,241
Less external assets:
Non-financial public sector		97			86			144			342			202
Banco Central		14,359			16,856			16,498			15,505			17,425
Of which:
Banco Central international reserve assets(2)		13,472	(3)		15,963	(4)		15,557	(5)		14,505	(6)		16,217	(7)
Other assets		887			894			940			1,001			1,208

Total public sector external debt, net of reserve assets(8)	US$	2,664		US$	913		US$	1,748		US$	3,514		US$	3,613

(1)	Preliminary data.
(2)	Gold valued for each period at London market prices at end of period.
(3)	This amount includes US$5,335 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,477 million of public sector financial institutions, with Banco Central.
(4)	This amount includes US$5,548 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,474 million of public sector financial institutions, with Banco Central.
(5)	This amount includes US$5,378 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,576 million of public sector financial institutions, with Banco Central.
(6)	This amount includes US$5,744 million of reserves and voluntary deposits of the Uruguayan banking system, including US$2,691 million of public sector financial institutions, with Banco Central.
(7)	This amount includes US$ 6,479 million of reserves and voluntary deposits of the Uruguayan banking system, including US$ 2,922 million of public sector financial institutions, with Banco Central.
(8)	Totals may differ due to rounding.

Source: Banco Central.

Uruguay’s public sector external debt is held by a variety of multilateral, bilateral and private commercial bank creditors, as well as a large number of non-resident institutions and individuals. Public sector external debt accounted for 51% of Uruguay’s public debt at December 31, 2016, 46% at December 31, 2017, 48% at December 31, 2018, 52% at December 31, 2019 and 53% at December 31, 2020.

Since the reprofiling of its foreign currency-denominated debt in 2003, Uruguay has deployed a liability management strategy that has allowed it to extend the average life of its outstanding debt and reduce overall interest expenses.

Multilateral Financing

Multilateral and regional financial institutions have been one of Uruguay’s frequent sources of external financing.

In April 2016, Uruguay’s central government executed a US$250 million credit line with IADB, increasing Uruguay’s contingent funding from the IADB to US$800 million.

In May 2018, a US$260.0 million fast disbursing credit line with the World Bank matured and was not renewed, decreasing Uruguay’s ’s central government aggregate contingent financing facilities with the World Bank from US$520.0 million to US$260.0 million.

In 2020, following the outbreak of the COVID-19 pandemic, Uruguay received US$1.1 billion from IADB loans, of which US$800 million correspond to disbursements from pre-approved credit lines granted for contingency financing.

As of December 31, 2020, the credit lines available to Uruguay’s central government from CAF, FLAR (Latin American Reserve Fund), and the IADB, granted Uruguay access to contingency financing of approximately US$1.4 billion. Uruguay also had available other credit lines with the IADB and CAF for approximately US$700 million.

In addition to the issuance of debt in the international markets, Uruguay expects to continue to seek the support of the World Bank, the IADB, CAF and other regional financial institutions from time to time through lending programs available to finance structural reforms.

Amortization of Gross Public Sector External Debt

(in millions of US$)

	Outstanding as of December 31, 2020(1)		2021		2022		2023		2024		2025		2026		2027		2028 to Final Maturity
Central government
Multilateral organizations		3,797		196		199		250		354		348		348		332		1,769
Bilateral creditors		26		11		11		3		1		—		—		—		—
Commercial banks		51		10		10		10		—		—		1		1		20
Treasury bonds		15,558		442		821		248		248		469		618		640		12,073
Other creditors		—		—		—		—		—		—		—		—		—
Suppliers		—		—		—		—		—		—		—		—		—
Total(2)		19,432		658		1,040		510		603		818		967		974		13,863
Banco Central
Multilateral organizations		423		—		—		—		—		—		—		—		422
Bilateral creditors		—		—		—		—		—		—		—		—		—
Commercial banks(1)		—		—		—		—		—		—		—		—		—
Banco Central bills		323		304		19		—		—		—		—		—		—
Suppliers		—		—		—		—		—		—		—		—		—
Total(2)		746		304		19		—		—		—		—		—		422
Non-Financial Public Enterprises
Multilateral organizations		738		82		81		82		71		97		79		63		182
Bilateral creditors		114		15		15		14		14		14		14		14		11
Commercial banks		37		12		12		12		—		—		—		—		—
Suppliers		174		174		—		—		—		—		—		—		—
Total(2)		1,063		284		109		108		86		112		93		78		193

Total(2)	US$	21,241	US$	1,246	US$	1,168	US$	618	US$	689	US$	929	US$	1,061	US$	1,051	US$	14,478

(1)	Preliminary data.
(2)	Totals may differ due to rounding.

Source: Banco Central.

The following table sets forth information regarding total public sector external debt service for the periods indicated.

Total Public Sector External Debt Service(1)

(in millions of US$, except percentages)

	2016(2)		2017(2)		2018(2)		2019(2)		2020(2)
Interest payments	US$	885	US$	856	US$	992	US$	961	US$	940
Amortization		693		1,497		1,271		2,359	US$	2,303

Total(3)	US$	1,579	US$	2,353	US$	2,263	US$	3,320	US$	3,243

Total debt service/exports of goods and services		10.2%		14.0%		13.3%		19.5%		23.9%

(1)	Excludes interest on non-resident banking deposits.
(2)	Preliminary data.
(3)	Totals may differ due to rounding.

Source: Banco Central.

Total Public Sector Debt

The following tables set forth a list of Uruguayan public bonds issued and publicly held as of December 31, 2020.

Public Bonds Governed by Uruguayan Law

(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding(1)(2)(3)
Matured, unredeemed bonds(4)	Various	Various	8.18
CPI-linked Treasury Notes	Various	Various 2020/2030	4,417.98
Nominal-wage (UP/UR) Treasury Notes	Various	Various 2025/2044	2,814.74

(1)	Valued at December 31, 2020.
(2)	Preliminary data.
(3)	Totals may differ due to rounding.
(4)	Corresponds to amounts outstanding under certain bonds in certificated form that matured in 2017, 2018, 2019 and 2020, which had not been redeemed by their holders as of December 31, 2020.

Source: Banco Central.

Public Bonds Governed By Foreign Law

(in millions of US$)

Title	Annual interest rate (%)	Date of final maturity	Amount outstanding(1)
USD Global Bond 2022	8.0%	11/18/22	310.92
USD Global Bond 2024	4.5%	08/14/24	1,009.62
USD Global Bond 2025	6.9%	09/28/25	175.37
7.9% USD Global Bond 2027	7.9%	07/15/27	22.04
4.5% USD Global Bond 2027	4.4%	10/27/27	1,527.23
4.5% USD Global Bond 2031	4.4%	01/23/31	1,866.97
USD Global Bond 2033	Max 7.875%; from 3.875% +1% per annum until 2007	01/15/33	840.60
USD Global Bond 2036	7.6%	03/21/36	1,056.64
USD Global Bond 2045	4.1%	11/20/45	731.36
USD Global Bond 2050	5.1%	06/18/50	3,947.00
USD Global Bond 2055	5.0%	04/20/55	2,587.58
JPY Global Bond 2021	1.6%	06/03/21	387.47
Nominal Peso Global Bond 2022	9.9%	06/20/22	833.05
Nominal Peso Global Bond 2028	8.5%	03/15/28	746.41
CPI-linked Global Bond 2027	4.3%	09/14/27	683.12
CPI-linked Global Bond 2028	4.4%	12/15/28	1,605.47
CPI-linked Global Bond 2030	4.0%	07/10/30	913.01
CPI-linked Global Bond 2037	3.7%	06/26/37	800.53
CPI-linked Global Bond 2040	3.9%	07/02/40	1,661.29

(1)	Valued at December 31, 2020.

Source: Banco Central.

The following table sets forth the outstanding amount of Uruguayan Treasury securities in circulation as of the dates indicated (in millions of U.S. dollars).

Uruguayan Treasury Securities in Circulation

(in millions of US$)

As of December 31,	Total(1)	Foreign Currency Treasury bonds(2)	Peso Treasury bonds(2)
2016	23,807	12,241	11,566
2017	26,136	11,875	14,261
2018	26,626	13,316	13,310
2019	27,110	14,233	12,877
2020	28,947	14,471	14,476

(1)	Totals may differ due to rounding.
(2)	Nominal value.

Source: Banco Central.

The following table sets forth information regarding the amortization of total gross public sector debt.

Amortization of Total Gross Public Sector Debt

(in millions of US$)

	Outstanding as of December 31, 2020(1)		2021		2022		2023		2024		2025		2026		2027		2028 to Final Maturity
Gross public sector external debt		21,241		1,246		1,168		618		689		929		1,061		1,051		14,478
Gross public sector domestic debt		18,643		6,968		1,484		811		1,432		1,138		584		516		5,709

Total(2)	US$	39,884	US$	8,214	US$	2,652	US$	1,429	US$	2,121	US$	2,068	US$	1,644	US$	1,567	US$	20,188

(1)	Preliminary data.
(2)	Totals may differ due to rounding.

Source: Banco Central.

Debt Service and Debt Restructuring

Uruguay has a long-standing tradition of prompt service of its external debt obligations, interrupted only in the 1930s when the severe worldwide economic contraction led to the delay of some payments and very briefly in mid-1965 when Banco de la República incurred some arrears for approximately two to three months. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to the region. Reduced new lending led Uruguay to seek the renegotiation of repayment obligations to commercial banks in 1983, 1986 and 1988, but unlike several other countries in the region, during this period Uruguay did not have any arrears of either interest or principal.

In 1983, Uruguay rescheduled US$693 million of principal falling due between 1983 and 1984. Uruguay also obtained US$230 million of new lending and maintained US$87 million in public and private sector short-term trade lines. In 1986, negotiations with commercial bank creditors resulted in the rescheduling of US$2.1 billion of principal due between 1985 and 1989 and in new lending totaling US$45 million. In 1988, US$1.8 billion of debt originally due between 1985 and 1991 was rescheduled. The 1988 refinancing agreement also reduced the spread over 3-month LIBOR on the debt covered by the 1986 agreement to 0.875% from 1.375% and extended the maturity schedule from 1996 to 2004.

In the last quarter of 1990, under the initiative of U.S. Secretary of the Treasury Nicholas Brady, Uruguay began to negotiate a restructuring program with its commercial bank creditors to reduce its debt burden, lengthen the maturity profile of its debt and obtain new sources of funds in order to be able to channel necessary resources into projects for further economic growth and development. In January 1991, Uruguay reached agreement with its commercial bank creditors covering US$1.6 billion in debt, representing 21.7% of its total gross external debt and 100% of the public sector debt owed to commercial banks.

In October 1999, Uruguay consummated an exchange offer of US$85.0 million of its 30-year collateralized par Bonds due 2021 for US$85.0 million of its uncollateralized 7 7/8% Bonds due 2027. In December 2001, Uruguay repurchased and cancelled US$115 million of Banco Central’s outstanding Debt Conversion Bonds due 2007. In 2003, Uruguay exchanged US$24 million principal amount of Par A and Par B Bonds for US$11.5 million cash and UI Bonds due 2012 for the UI equivalent of US$11.5 million.

On April 10, 2003, the Republic launched two concurrent offers inviting owners of certain of the Republic’s and Banco Central’s foreign currency-denominated bonds to tender their old bonds in exchange for newly issued bonds. Uruguay also solicited the consent of holders of a Yen-denominated bond to amend the terms and conditions of that bond. The transactions were designed to adjust Uruguay’s debt profile and make it sustainable. Uruguay attracted the support of holders of 92.8% of its debt subject to the offers and consent solicitation, which resulted in the issuance of 18 new series of debt securities.

Since the completion of its 2003 debt reprofiling, Uruguay has accessed the international capital markets repeatedly and applied the proceeds raised to gradually lengthen its debt maturity profile.

In July 2016, Uruguay completed a series of liability management transactions, including the reopening of its 4.475% bonds due 2027 for US$400 million and of its 5.100% bonds due 2050 for US$747 million. The cash proceeds from the offers were used for general purposes of the government, including financial investment and refinancing, repurchase and amortizing domestic and external indebtedness.

In June 2017, Uruguay completed a series of liability management transactions, including the issuance of. Ps.31.1 billion 9.875% Bonds due 2022, payable in U.S. dollars. The cash proceeds from the offers were used for general purposes of the government, including financial investment and the repurchase of certain debt maturing in 2018.

In September 2017, Uruguay completed a series of liability management transactions, including the issuance of. Ps.31.6 billion 8.500% Bonds due 2028, payable in U.S. dollars. The cash proceeds from the offers were used for general purposes of the government, including financial investment and the repurchase of certain debt maturing in 2018, 2022, 2024 and 2027.

In April 2018, Uruguay completed a series of liability management transactions, including the issuance of US$1.75 billion 4.975% bonds due 2055. US$0.25 billion of the cash proceeds from the offers were used to redeem bonds maturing in 2024 and US$1.5 billion were applied to general government purposes.

In January 2019, Uruguay completed a series of liability management transactions, including the issuance of US$1.25 billion 4.375% bonds due 2031. US$0.4 billion of the cash proceeds from the offers were used to redeem bonds maturing in 2024 and 2027, while US$0.85 billion were applied to general government purposes.

In September 2019, Uruguay completed a series of liability management transactions, including the reopening of its 4.375% bonds due 2031 for US$217 million and of its 4.975% bonds due 2055 for US$838 million. The cash proceeds from the offers were used for general purposes of the government, including financial investment and the repurchase of certain debt maturing in 2022, 2024 and 2027.

In June 2020, Uruguay completed a series of global placements in connection with liability management transactions, including the issuance of Ps.68.5 billion (approximately US$1.6 billion) 3.875% CPI-linked Bonds due 2040, payable in U.S. dollars, and of US$400 million 4.375% bonds due 2031. US$500 million of the cash proceeds from the offers were used to redeem CPI-linked Bonds maturing in 2027 and 2028.

From time to time, Uruguay engages in liability management transactions as part of its overall debt management strategy.

Debt Payment Record

Uruguay has regularly met all principal and interest obligations on its external debt for over 50 years. Prior to that, Uruguay had payment arrears on external debt in 1965 for a short period of months and in the 1930s during the international economic recession.

TABLES AND SUPPLEMENTAL INFORMATION

Table 1: Gross Public Sector Debt

(in millions of US$)

	Amount outstanding as of December 31, 2020	Of which:			Gross Public Sector Debt as of December 31, 2020
		Domestic (with residents)	Domestic (intra-public sector)	External (with non-residents)
Direct debt of the central government	32,821	11,229	2,159	19,432	30,662
of which:
Direct loans	3,874	—	—	3,874	3,874
Treasury bonds and eurobonds	28,947	11,229	2,159	15,558	26,787
Other public sector debt	9,918	7,414	696	1,808	9,222
of which:
Banco Central bills	6,231	5,212	696	323	5,536
Guaranteed debt	1,311	—	—	1,311	1,311
Other external debt	174	—	—	174	174
Other domestic debt	2,201	2,201	—	—	2,201

Total(1)	42,739	18,643	2,855	21,241	39,884

(1)	Totals may differ due to rounding.

Source: Banco Central.

Table 2: Direct Loans

(in millions of US$)

Lender	Interest Rate	Issue Date	Final Maturity	Amount outstanding as of December 31, 2020
Bank of China	—	9/4/2006	12/31/2026	1.8
Interamerican Development Bank	0.80	3/17/2001	3/17/2021	0.0003
Interamerican Development Bank	1.13	6/18/2002	8/15/2022	17.8
Interamerican Development Bank	0.80	6/18/2002	6/18/2022	0.2
Interamerican Development Bank	5.39	11/4/2002	11/4/2022	0.4
Interamerican Development Bank	0.80	12/22/2003	12/15/2028	24.9
Interamerican Development Bank	0.80	11/17/2004	11/17/2024	6.5
Interamerican Development Bank	5.39	12/8/2005	12/8/2030	1.2
Interamerican Development Bank	0.80	12/28/2006	12/15/2031	82.0
Interamerican Development Bank	0.80	4/10/2017	8/15/2033	15.7
Interamerican Development Bank	0.80	12/30/2008	12/15/2033	49.7
Interamerican Development Bank	0.80	9/22/2016	8/15/2033	28.7
Interamerican Development Bank	0.80	2/10/2009	2/10/2034	1.4
Interamerican Development Bank	0.80	3/31/2009	3/31/2034	1.8
Interamerican Development Bank	0.80	5/11/2009	5/11/2029	161.5
Interamerican Development Bank	0.80	4/10/2017	8/15/2033	4.9
Interamerican Development Bank	0.80	4/22/2010	4/22/2030	2.3
Interamerican Development Bank	0.80	2/9/2010	2/9/2035	4.0
Interamerican Development Bank	0.80	12/8/2010	8/15/2035	11.2
Interamerican Development Bank	0.80	9/22/2015	8/15/2025	13.6
Interamerican Development Bank	0.80	2/9/2011	8/15/2035	16.4
Interamerican Development Bank	0.80	9/22/2015	8/15/2025	13.9
Interamerican Development Bank	0.80	1/24/2012	1/24/2037	7.5

Interamerican Development Bank	0.80	4/10/2017	12/12/2033	5.6
Interamerican Development Bank	0.80	1/24/2012	8/15/2036	5.9
Interamerican Development Bank	0.80	4/10/2017	8/15/2033	10.5
Interamerican Development Bank	0.80	3/15/2012	2/15/2037	3.3
Interamerican Development Bank	0.80	12/13/2011	12/13/2036	34.8
Interamerican Development Bank	0.80	12/13/2011	12/13/2036	16.1
Interamerican Development Bank	1.12	2/2/2012	8/15/2036	11.8
Interamerican Development Bank	0.80	3/2/2017	8/15/2026	36.9
Interamerican Development Bank	1.12	3/15/2012	2/15/2037	39.0
Interamerican Development Bank	0.80	3/2/2017	8/15/2026	24.4
Interamerican Development Bank	1.12	10/25/2012	10/25/2037	4.2
Interamerican Development Bank	1.12	12/27/2012	12/27/2037	6.8
Interamerican Development Bank	1.12	11/20/2012	8/15/2037	2.1
Interamerican Development Bank	1.12	9/1/2016	6/15/2041	13.5
Interamerican Development Bank	0.80	12/13/2018	2/15/2032	178.6
Interamerican Development Bank	1.12	11/11/2013	11/11/2038	4.9
Interamerican Development Bank	1.12	2/14/2014	8/15/2038	4.3
Interamerican Development Bank	0.80	4/10/2017	10/15/2038	49.4
Interamerican Development Bank	1.12	4/30/2014	4/15/2039	5.7
Interamerican Development Bank	1.12	9/24/2014	4/15/2039	5.0
Interamerican Development Bank	1.12	2/13/2015	10/15/2038	0.0
Interamerican Development Bank	0.80	7/10/2020	10/15/2035	20.8
Interamerican Development Bank	1.12	2/13/2015	10/15/2038	20.0
Interamerican Development Bank	0.80	12/13/2018	11/15/2034	126.4
Interamerican Development Bank	1.12	2/13/2015	2/13/2040	11.4
Interamerican Development Bank	0.80	3/27/2015	3/27/2035	257.7
Interamerican Development Bank	1.12	2/26/2016	10/15/2040	1.5
Interamerican Development Bank	0.80	7/10/2020	10/15/2037	33.4
Interamerican Development Bank	0.80	4/7/2016	4/7/2036	260.8
Interamerican Development Bank	1.12	9/15/2016	5/15/2041	3.0
Interamerican Development Bank	0.80	2/21/2020	5/15/2038	29.3
Interamerican Development Bank	1.12	2/2/2017	8/15/2041	6.0
Interamerican Development Bank	0.80	2/21/2020	8/15/2039	32.5
Interamerican Development Bank	1.12	1/12/2017	8/15/2041	1.5
Interamerican Development Bank	0.80	7/10/2020	8/15/2039	3.1
Interamerican Development Bank	1.12	12/8/2017	8/15/2042	4.0
Interamerican Development Bank	0.80	7/10/2020	8/15/2041	12.0
Interamerican Development Bank	1.12	7/6/2017	2/15/2042	7.0
Interamerican Development Bank	0.80	7/10/2020	8/15/2040	16.9
Interamerican Development Bank	1.12	1/12/2017	8/15/2041	0.5
Interamerican Development Bank	0.80	7/10/2020	8/15/2039	4.2
Interamerican Development Bank	1.12	1/12/2017	10/15/2041	22.4
Interamerican Development Bank	1.12	4/19/2017	2/15/2042	2.6
Interamerican Development Bank	1.12	11/30/2017	8/15/2042	7.5
Interamerican Development Bank	0.80	7/10/2020	8/15/2041	14.6
Interamerican Development Bank	1.12	11/30/2017	8/15/2042	1.2
Interamerican Development Bank	0.80	7/10/2020	2/15/2041	5.0
Interamerican Development Bank	1.12	12/8/2017	8/15/2042	3.4
Interamerican Development Bank	0.80	7/10/2020	8/15/2041	19.5
Interamerican Development Bank	0.80	11/28/2018	11/28/2038	276.0
Interamerican Development Bank	1.12	5/3/2019	2/15/2044	2.6

Interamerican Development Bank	1.12	1/23/2019	8/15/2042	1.1
Interamerican Development Bank	1.12	7/3/2019	2/15/2044	2.1
Interamerican Development Bank	1.12	1/31/2019	8/15/2043	1.3
Interamerican Development Bank	0.80	7/10/2020	8/15/2043	4.4
Interamerican Development Bank	1.12	5/22/2019	2/15/2044	7.1
Interamerican Development Bank	1.12	1/31/2019	8/15/2043	2.7
Interamerican Development Bank	1.12	10/9/2019	8/15/2044	1.6
Interamerican Development Bank	0.80	7/10/2020	8/15/2044	17.7
Interamerican Development Bank	1.12	11/11/2019	8/15/2044	0.5
Interamerican Development Bank	0.80	4/8/2020	8/15/2040	274.0
Interamerican Development Bank	5.39	12/9/1996	11/12/2021	8.3
Interamerican Development Bank	5.39	12/9/1996	11/12/2021	0.6
International Bank for Reconstruction and Development	0.01	5/18/2007	10/15/2021	0.5
International Bank for Reconstruction and Development	0.26	8/6/2007	4/15/2022	4.2
International Bank for Reconstruction and Development	0.26	8/6/2007	4/15/2022	1.9
International Bank for Reconstruction and Development	0.26	1/9/2008	4/15/2022	3.1
International Bank for Reconstruction and Development	0.56	2/12/2009	2/15/2029	400.0
International Bank for Reconstruction and Development	0.20	5/10/2018	2/15/2032	21.4
International Bank for Reconstruction and Development	0.96	2/1/2011	2/15/2031	60.0
International Bank for Reconstruction and Development	0.10	2/1/2011	2/15/2031	40.6
International Bank for Reconstruction and Development	0.96	2/24/2012	2/15/2032	49.0
International Bank for Reconstruction and Development	0.96	5/7/2012	2/15/2032	8.7
International Bank for Reconstruction and Development	0.96	1/4/2013	2/15/2033	40.0
International Bank for Reconstruction and Development	0.96	4/16/2013	2/15/2033	64.5
International Bank for Reconstruction and Development	0.91	1/2/2013	8/15/2032	260.0
International Bank for Reconstruction and Development	0.76	3/22/2017	8/15/2026	29.3
International Bank for Reconstruction and Development	0.96	9/4/2017	8/15/2034	69.0
International Bank for Reconstruction and Development	0.96	11/7/2017	8/15/2034	7.1
International Bank for Reconstruction and Development	0.96	5/8/2018	2/15/2035	10.6
Corporación Andina de Fomento	(0.59)	5/4/2020	5/4/2032	50.0
Corporación Andina de Fomento	2.07	9/15/2016	9/15/2028	218.2
Natixis	2.00	8/28/1989	3/31/2023	0.3
Fondo Internacional de Desarrollo Agricola	1.42	7/23/2014	5/16/2033	2.4
Instituto Crédito Oficial del Reino de España	1.25	10/2/1992	10/26/2022	1.0
Instituto Crédito Oficial del Reino de España	1.25	7/1/1994	7/12/2024	2.4
Instituto Crédito Oficial del Reino de España	1.25	7/1/1994	8/1/2024	1.4
Instituto Crédito Oficial del Reino de España	1.25	7/1/1994	8/3/2024	0.5
Instituto Crédito Oficial del Reino de España	1.25	4/20/1993	4/20/2023	0.4
Instituto Crédito Oficial del Reino de España	1.25	5/12/1993	6/23/2023	4.1
Scotiabank Canadá	0.26	2/16/2016	8/15/2023	28.3
EJERCITO DEL AIRE DE ESPAÑA		12/1/2020	10/1/2022	13.5
Cassa Depositi e Prestiti	0.10	9/9/2005	9/9/2043	7.4
Cassa Depositi e Prestiti	0.10	12/2/2005	2/20/2047	15.3
Kreditanstalt Fur Wieteraufbau	2.00	11/23/1993	12/30/2023	0.9
Total Direct Loans	—	—	—	3.874.2

(1)	Totals may differ due to rounding.

Table 3: Treasury Bonds and Eurobonds

(in millions of US$)

Foreign Currency Denominated Bonds:

Treasury Bonds and Eurobonds Series	Interest Rate	Issue Date	Final Maturity	Amount outstanding as of December 31, 2020	Domestic Debt (with residents)	Of Which: Domestic Debt (with public sector)	External Debt (non-residents)
Nominal-wage (UR/UP) Bond	2.3%	03/31/14	03/31/44	2,814.74	2,304.27	510.47	0.00
CPI-linked Treasury Notes	Various	Various	Various	4,417.98	3,849.79	566.70	1.49
Matured, unredeemed bonds	Various	Various	Various	8.18			8.18
7.9% USD Global Bond 2027	7.9%	07/15/27	07/15/27	22.04	0.10	0.00	21.94
USD Global Bond 2033	Maximum 7.875%; starting from 3.875%+1% annual until 2007	05/29/03	01/15/33	840.60	65.64	45.78	729.18
USD Bono Global 2024	4.5%	08/06/13	08/14/24	1,009.62	268.95	42.42	698.24
USD Global Bond 2022	8.0%	11/18/05	11/18/22	310.92	183.33	34.67	92.92
USD Global Bond 2036	7.6%	03/21/06	03/21/36	1,056.64	97.31	17.13	942.19
USD Global Bond 2025	6.9%	09/28/09	09/28/25	175.37	110.91	20.17	44.29
USD Global Bond 2050	5.1%	06/18/14	06/18/50	3,947.00	110.19	15.30	3,821.51
USD Global Bond 2027	4.5%	10/19/15	10/27/27	1,527.23	204.42	43.27	1,279.54
USD Global Bond 2055	5.0%	04/20/18	04/20/55	2,587.58	37.74	1.07	2,548.78
JPY Global Bond 2021	1.6%	06/03/11	06/03/21	387.47	0.00	0.00	387.47
USD Global Bond 2045	4.1%	11/20/12	11/20/45	731.36	131.01	0.51	599.84
CPI-linked Global Bond 2040	3,88	07/02/20	07/02/40	1,661.29	670.55	145.49	845.24
CPI-linked Global Bond 2027	4.3%	04/03/07	09/15/27	683.12	417.20	183.91	82.02
CPI-linked Global Bond 2037	3.7%	06/26/07	06/26/37	800.53	484.45	58.70	257.37
CPI-linked Global Bond 2030	4.0%	07/10/08	07/10/30	913.01	860.86	46.61	5.55
CPI-linked Global Bond 2028	4.4%	12/15/11	12/15/28	1,605.47	814.52	297.82	493.13
Nominal Peso Global Bond 2022	9.9%	06/20/2017	06/20/22	833.05	216.78	76.35	539.91
Nominal Peso Global Bond 2028	8.6%	09/15/2017	03/15/28	746.41	219.15	2.84	524.42
USD Global Bond 2031	4.4%	01/23/19	01/23/31	1,866.97	181.86	50.07	1,635.05
Total Bonds(1)(2)				28,947	11,229	2,159	15,558

(1)	Total includes certain immaterial unredeemed amounts outstanding under bonds with stated maturities prior to December 31, 2020.
(2)	Totals may differ due to rounding.

Source: Banco Central.

Table 4: Bills(1)

(in millions of US$)

				Of Which:
	Interest Rate	Issue Date	Final Maturity	Amount Outstanding as of December 31, 2020	Domestic Debt (with residents)	Domestic Debt (with public sector)	External Debt (with non-residents)
Banco Central bills	Various	Various	Various	6,231	5,212	696	323
Total Bills(2)	Various	Various	Various	6,231	5,212	696	323

(1)	Face value.
(2)	Totals may differ due to rounding.

Source: Banco Central.

Table 5: Guaranteed Debt

(in millions of US$)

				Amount outstanding
Lender	Interest Rate	Issue Date	Final Maturity	as of December 31, 2020
Interamerican Development Bank	1.12	4/17/2009	4/17/2034	24.92
Interamerican Development Bank	1.12	3/9/2009	3/9/2034	27.04
Interamerican Development Bank	1.12	11/22/2011	11/22/2036	15.24
Interamerican Development Bank	1.12	12/10/2012	12/10/2037	6.95
Interamerican Development Bank	1.12	12/10/2012	12/10/2037	23.16
Interamerican Development Bank	0.8	7/28/2015	9/15/2037	139.74
Interamerican Development Bank	1.12	2/13/2015	2/13/2040	31.88
Interamerican Development Bank	1.12	2/13/2015	1/15/2040	18.53
International Bank for Reconstruction and Development	13.98	10/15/2016	4/15/2022	5.15
International Bank for Reconstruction and Development	0.86	3/7/2013	2/15/2035	35.05
Corporacion Andina De Fomento	0.26	12/22/2008	12/22/2023	38.58
Corporacion Andina De Fomento	0.26	12/17/2012	12/17/2027	30.97
Corporacion Andina De Fomento	0.26	12/31/2012	12/31/2027	115.32
Corporacion Andina De Fomento	(0.54)	12/9/2013	12/9/2025	125.00
Corporacion Andina De Fomento	(0.34)	6/20/2016	6/20/2026	6.75
Corporacion Andina De Fomento	(0.24)	6/9/2017	6/11/2035	30.00
Fondo para Desarrollo de la Cuenca del Plata	0.26	11/17/2015	11/17/2030	13.43
Fondo para Desarrollo de la Cuenca del Plata	0.26	3/14/2019	3/14/2034	50.00
Natixis	2.00	06/14/1991	03/31/2027	1.46
International Monetary Fund(1)	0.08	11/18/1986	12/31/2053	422.51
Instituto Crédito Oficial del Reino de España	1.50	02/22/1992	10/06/2022	1.84
Kreditanstalt Fur Wieteraufbau	3.60	03/14/2013	12/30/2027	49.00
Kreditanstalt Fur Wieteraufbau	2.18	08/07/2014	08/07/2029	62.69
External Comercial Banks				35.67
Total Guaranteed Debt				1,311

(1)

Corresponds to a general allocation of funds to all members approved by the –IMF, pursuant to which Uruguay received SDR227 million (approximately US$ 355.5 million) in August 2009, and an additional SDR16 million (approximately US$25.3 million) in September 2009)

Table 6: Other External Debt

(in millions of US$)

	Amount Outstanding as of December 31, 2020
Commercial Creditors	US$	174
Banco Central: Other External Debt		—

Total Other External Debt	US$	174

Source: Banco Central.

Table 7: Other Domestic Debt

(in millions of US$)

	Amount Outstanding as of December 31, 2020
Deposits Net of Credits	US$	1,541
Non-financial Public Sector	US$	546
Credits		546
Banco Central		995
Credits		21
Deposits		974
Other Debt	US$	661

Total Other Domestic Debt(1)	US$	2,201

(1)	Totals may differ due to rounding.

Source: Banco Central.